MacKenzie Realty Capital, Inc.

Up to $50,000,000 in shares of Series A Preferred Stock

$25.00 Per Share

MacKenzie Realty Capital, Inc. (the “Company”, “us”, “we”, “our” and other similar terms), a Maryland corporation, was formed to generate both current income and capital appreciation through real estate related investments, primarily in debt and equity real estate related securities. As of December 31, 2020, however, we have elected to withdraw our election to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  Following withdrawal of the election to be regulated as a BDC, our underlying investment strategy will be very similar to the strategy we have historically followed.  We intend to increase our control over our private investments, and to eventually consolidate those investments for financial reporting purposes.  We will conduct many of our operations through MacKenzie Realty Operating Partnership (the “Operating Partnership”).  The withdrawal will also allow us to expand our investment pool to include real, physical assets, as opposed to only investment securities.  We believe that this expanded pool of potential investments will allow access to risk-adjusted returns consistent with our investment objective, while allowing us to maintain our REIT status.

                We are offering up to a maximum of $50,000,000 of shares of our Series A preferred stock, which we refer to as preferred shares, at an initial offering price of $25.00 per share.  The minimum purchase requirement per investor is $5,000 in preferred shares; however, we can waive the minimum purchase requirement in our sole discretion.  The sale of shares pursuant to this offering will begin as soon as practicable after this Offering Circular has been qualified by the United States Securities and Exchange Commission (the “SEC”) and is expected to continue until we raise the maximum amount being offered, unless terminated by us at an earlier time in the discretion of our Board of Directors.  Of the total, 1,800,000 shares are being sold through the primary offering and 200,000 shares are being sold through our dividend reinvestment program.

We are externally managed by MacKenzie Capital Management, LP, a California limited partnership, or the “Manager”.  We are advised, as to our real estate investments, by an affiliate of the Adviser, MacKenzie Real Estate Advisers, LP (the “Real Estate Adviser”), and as to our securities portfolio, by MCM Advisers, LP (the “Investment Adviser”; together with the Real Estate Adviser, the “Advisers” or “Adviser”).  These Advisers will make all investment decisions for us.  Our Advisers intend to employ a variety of acquisition strategies in building our portfolio of investments, with a particular focus on obtaining properties in off-market transactions, work-out deals, Real Estate Owned (“REO”) properties, “creeping acquisitions” of controlling interests in securities, and similar transactions.  We have elected to be taxed, and currently, as of fiscal year end December 31, 2020, qualify, as a REIT for U.S. federal income tax purposes.

Although we do not intend to list our preferred shares for trading on a stock exchange or other trading market, the Preferred Designation in the Charter contains a redemption plan to repurchase preferred shares on a quarterly basis, and our preferred shares are convertible to shares of common stock; however, the Board can suspend the plan at any time.  For example, on May 11, 2020, after assessing the impacts of the COVID-19 pandemic, our board of directors unanimously approved the suspension of our common stock Share Repurchase Program, which as of the date of this Offering Circular has been reopened for repurchases relating to death or disability of a Stockholder, but remains suspended for ordinary repurchases.  At this time, there is no public trading market for our preferred shares, although the Board may decide to apply for listing of our common stock sometime after October 2024.

Investing in our preferred shares involves a high degree of risk. See “Risk Factors” beginning on page 7 of this Offering Circular for a discussion of the risks that should be considered in connection with your investment in our shares.  These risks include, but are not limited to, the following:

•
We recently withdrew our election to be regulated as a BDC and do not have a significant operating history under our new investment objectives.  There is no assurance that we will be able to successfully achieve our investment objectives.

•
Global economic, political and market conditions and economic uncertainty caused by the recent outbreak of coronavirus (COVID-19) may adversely affect our business, results of operations and financial condition.

•	Investors will not have the opportunity to evaluate or approve any Investments prior to our acquisition or financing thereof.
•	Investors will rely solely on the Adviser to manage us and our Investments. The Adviser will have broad discretion to invest our capital and make decisions regarding Investments.
•	We may not be able to invest the net proceeds of this offering on terms acceptable to investors, or at all.
•
Investors will have limited control over changes in our policies and day-to-day operations, which increases the uncertainty and risks you face as an investor.  In addition, our Board of Directors may approve changes to our policies, including our policies with respect to distributions and redemption of shares without prior notice or your approval.

•	An investor could lose all or a substantial portion of any investment made in us.
•
There is no public trading market for our preferred shares, and we are not obligated to effectuate a liquidity event or a listing of our preferred shares on any nationally recognized stock exchange by a certain date or at all.  It will thus be difficult for an investor to sell shares purchased from us.

•
We may fail to maintain our qualification as a REIT for federal income tax purposes.  We would then be subject to corporate level taxation and regulation as an investment company and we would not be required to pay any distributions to our stockholders.

•
The offering price of our shares was not established based upon any appraisals of assets we own or may own.  Thus, the initial offering price may not accurately reflect the value of our assets at the time an investor’s investment is made.

•
Substantial actual and potential conflicts of interest exist between our investors and our interests or the interests of our Adviser, and our respective affiliates, including conflicts arising out of (a) allocation of personnel to our activities, (b) allocation of investment opportunities between us, and (c) potential conflicts arising out of transactions between us, on the one hand, and our Adviser and its affiliates, on the other hand, involving compensation and incentive fees payable to our Adviser or dealings in real estate transactions between us and the Adviser and its affiliates.

•	There are substantial risks associated with owning, financing, operating, leasing and managing real estate.
•
The amount of distributions we make is uncertain.  We may fund distributions from offering proceeds, borrowings, and the sale of assets, to the extent distributions exceed our earnings or cash flows from our operations if we are unable to make distributions from our cash flows from operations.  There is no limit on the amount of offering proceeds we may use to fund distributions.  Distributions paid from sources other than cash flow or funds from operations may constitute a return of capital to our stockholders.  Rates of distributions may not be indicative of our actual operating results.   For example, on March 31, 2020, after assessing the impacts of the COVID-19 pandemic, our Board of Directors unanimously approved the suspension of regular quarterly dividends to our common stockholders. On May 10, 2021, the Board of Directors reinstated the quarterly dividend at the rate of $0.05 per common share, which was increased to $0.06 per common share for the 2nd quarter.  While the preferred shares will accrue a 6% dividend, payment of this dividend is not guaranteed, only that it will be paid before any dividend can be paid to the common shares.

The SEC does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in shares of our common stock.

	Per Share	Total Maximum
Offering Price (1)	$25.00	$50,000,000.00 (2)
Underwriting Discounts and Commissions (3)	$2.50	$5,000,000.00
Proceeds to Us from this Offering (Before Expenses) (4)	$22.50	$45,000,000.00

1.       The price per share has been arbitrarily determined by our Adviser to be $25.00 per share.

2.       This is a “best efforts” Offering of $45,000,000 and $5,000,000 through the dividend reinvestment program.  See “Plan of Distribution” and “Series A Preferred Stock Dividend Reinvestment Program.”

3.       We will pay selected brokers (the “Selling Agents”) a sales load of 7.0% of the offering price, which load is reduced based on the number of shares purchased from a Selling Agent, and we will also pay our dealer manager, Arete Wealth Management, LLC (“Arete”), a dealer manager fee of up to 1.9% of the offering price (the “Dealer Adviser Fee”). If shares are purchased through investment advisers, we will only pay the Dealer Adviser Fee to Arete, and no commissions will be payable. For purposes of the table, we have assumed a sales charge of 7.0%. To the extent purchasers qualify for the volume discounts or purchase through certain investment advisory accounts, the sales load amount shown in the table would be less. Selling Agents will also receive a marketing support fee of 1.1% of the offering price from us (the “Marketing Support Fee”) to assist the Selling Agents in cover their costs for the marketing of the preferred shares. For purchases through certain investment advisory accounts, Arete will only receive the 1.9% Dealer Adviser Fee in lieu of commissions and no Marketing Support Fee will be paid.  The total amount of all items of compensation from any source, payable to underwriters, broker-dealers or affiliates thereof will not exceed an amount that equals 10.0% of the gross proceeds of the offering. See “Arrangements with Dealer Adviser and Selected Broker Dealers.”

4.       We estimate that we will incur approximately $250,000 in costs in connection with this offering (not including any costs or expenses incurred in connection with the prior offerings of common stock).  To the extent that these costs exceed $550,000 for this offering, any additional amounts will be reimbursed by our Advisers, except to the extent the full 10.0% in broker fees described above are not incurred. In such case, the difference will be available to be paid or reimbursed by us to brokers for marketing expenses or other non-cash compensation. Therefore, our offering costs will have either been paid by persons holding our common stock before the commencement of this offering (and will not be directly born by investors in this offering), or will be paid by our Advisers, or will be paid out of the amount not paid under the 10.0% in broker fees described above.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular uses the SEC Registration Statement on Form S-11 disclosure format.

The mailing address of our principal executive offices is:

MacKenzie Realty Capital, Inc.

89 Davis Road, Suite 100

Orinda, CA 94563

Attn: Investor Relations

Our telephone number is 1.800.854.8357 and our website address is www.mackenzierealty.com. You may direct inquiries to: Investors@mackenziecapital.com.

This Offering Circular is dated November 2, 2021.

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments, update our NAV per share amount, or have other material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, quarterly reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on our website, www.mackenzierealty.com. The contents of our website (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this offering circular.

Our Adviser and those selling shares on our behalf in this offering will be permitted to make a determination that the purchasers of shares in this offering are “qualified purchasers” in reliance on the information and representations provided by the shareholder regarding the shareholder’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

STATE LAW EXEMPTION AND INVESTOR REQUIREMENTS

Our preferred shares will be offered and sold only to “qualified purchasers” (as defined in Regulation A). As a Tier 2 offering pursuant to Regulation A, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our preferred shares offered hereby are offered and sold only to “qualified purchasers” or at a time when our shares are listed on a national securities exchange.

The preferred shares are offered only to “Qualified Purchasers”, which include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our preferred shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).  We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.  Different rules apply to accredited investors and non-natural persons.  Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to investor.gov.

OFFERING SUMMARY

This offering summary highlights the information contained elsewhere in this Offering Circular. Because it is a summary, it may not contain all the information that you should consider before investing in our shares.  To fully understand this Offering, you should carefully read this entire Offering Circular, including the more detailed information set forth under the caption “Risk Factors.”  Unless the context otherwise requires or indicates, references in this Offering Circular to “us,” “we,” “our” or “our company” refer to MacKenzie Realty Capital, Inc., a Maryland corporation.

Mackenzie Realty Capital, Inc.

MacKenzie Realty Capital, Inc. was formed as of January 25, 2012, as a Maryland corporation, and we are taxed as a REIT for federal income tax purposes.  Our objective is to acquire and develop a portfolio of mainly institutional-quality apartment communities and office properties across the United States.

We were formed to generate both current income and capital appreciation through real estate related investments, primarily in debt and equity real estate related securities. As of December 31, 2020, however, we have elected to withdraw our election to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  Following withdrawal of the election to be regulated as a BDC, our underlying investment strategy will be very similar to the strategy we have historically followed.  We intend to increase our control over our private investments, and to eventually consolidate those investments for financial reporting purposes.  We will conduct many of our operations through MacKenzie Realty Operating Partnership (the “Operating Partnership”).  The withdrawal will also allow us to expand our investment pool to include real, physical assets, as opposed to only investment securities.  We believe that this expanded pool of potential investments will allow access to risk-adjusted returns consistent with our investment objective, while allowing us to maintain our REIT status.

We utilize three key investment strategies — Value-Add, Opportunistic, and Invest-to-Own — to drive growth in funds from operations and net asset value at our properties, in order to maximize returns to our investors.

We invest primarily through controlling positions (generally 90%) in joint ventures with our network of some of the leading private regional apartment owner/operators across the nation, which we believe enhances our ability to access proprietary off-market transactions, and to deliver best-in-class execution of multiple investment strategies across a substantial number of markets. Upon execution of the initial business plan for the property, we will often seek to increase our ownership to 100%, so that the property will be wholly owned by us.

As of the date of this Offering Circular, our portfolio consisted of: interests in 14 properties, comprised of 3 consolidated operating properties (and one new property that we intend to consolidate) and 11 properties held through preferred equity and mezzanine loan investments; 29 minority interests in non-traded REITs; 1 publicly traded REIT; and 6 other real estate investments.

Our primary intent is to purchase real estate interests, whether direct investments, joint ventures, minority interests, or loans secured by real estate. We refer to our investments in real property as “Investments”.

REIT Status

We are currently treated as a REIT for federal income tax purposes. As long as we maintain our qualification as a REIT, we generally will not be subject to federal income or excise tax on income that we distribute to our shareholders.

Under the Internal Revenue Code of 1986, as amended (the “Code”), a REIT is subject to numerous organizational and operational requirements, including a requirement that it annually distribute at least 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gain) to its shareholders.

If we fail to maintain our qualification as a REIT in any year, our income will be subject to federal income tax at regular corporate rates, regardless of our distributions to shareholders, and we may be precluded from qualifying for treatment as a REIT for the four-year period immediately following the taxable year in which such failure occurs.

Even if we qualify for treatment as a REIT, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Investment Company Act Considerations

We intend to conduct our operations so that we will not be required to register as an investment company under the Investment Company Act.

Management

Company is Externally Managed

We are externally managed by MacKenzie Capital Management, LP, a California limited partnership or the “Manager” and advised as to our real estate investments by its affiliate MacKenzie Real Estate Advisers, LP (“Real Estate Adviser”) and as to any securities by MCM Advisers, LP (“Investment Adviser”) (together, the “Advisers” or “Adviser”).  The Advisers will make all investment decisions for us.  The Advisers’ principals and their respective affiliates specialize in acquiring, repositioning (where applicable) and managing commercial real estate and related securities.

The Adviser intends to apply this experience to identify suitable Investments and to present an opportunity for outside investors to take advantage of the principals’ experience through a pooled investment vehicle.

The Adviser will oversee our overall business and affairs and will have broad discretion to make operating decisions on our behalf and to make Investments. Our shareholders will not be involved in our day-to-day affairs.

Experienced Management Team

Our management team has significant real estate experience, which includes experience in acquisition, management, leasing, sales, development, and financing of multiple properties.  Overall, our management team has 100+ years combined experience in the real estate business as portfolio managers, owners, lessors, and Realtors.  Our management team has relevant experience in managing private and public investment funds which invested in real estate securities, but not directly in real estate.  Our management team manages and advises one other real estate fund with similar investment objectives and strategies to us: MacKenzie REIT, Inc., which is a private REIT that owns an office building, a grocery-anchored shopping mall, and an office and research and development park, along with various other real estate assets.  MacKenzie REIT is an entity that resulted from the merger of two older limited partnerships sponsored by unaffiliated sponsors (including Concord Milestone Plus, LP which raised funds in 1987, which became CMP Old Orchard, LP, and New Orleans Associates Limited Partnership which raised funds in 1987; both subsequently merged into what is now known as MacKenzie REIT). However, that entity is not currently public, is not currently raising capital to make new investments, and generally focuses on income-producing properties rather than growth opportunities.  Further, the Advisers and the management team do not have any experience raising and investing other people’s money into direct ownership of real estate, but have extensive experience investing on behalf of affiliates and themselves.  We will not compensate our management team; they will receive renumeration through their employment and ownership in our Advisers.

Management Compensation

Our Adviser and its affiliates will receive fees and expense reimbursements for services relating to this Offering and the investment and management of our assets.  The items of compensation are summarized in the following table.  Neither our Adviser nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of our preferred shares.

We do not have an agreement to limit any losses suffered by our Advisers or the Manager.

The projected compensation laid out below relates to all stages of our company, including offering stage, organizational stage, acquisition stage, and liquidation stage.

Asset Management Fee:

The asset management fee is calculated based on our “Invested Capital.” The asset management fee is payable monthly at an annual rate of 3% of the first $20 million in Invested Capital, 2% of the next $80 million in Invested Capital and 1.5% of Invested Capital over $100 million. “Invested Capital” is calculated by multiplying the total net number of Shares, Preferred Shares, and Partnership Units (units in our operating partnership issued by us and held by persons other than us) by the price paid for each or the value ascribed to each in connection with their issuance and is not derived from the value of our assets from time to time.  There are currently 12,052.85 Partnership Units outstanding not owned by us.

The Asset Management Fee compensates our Adviser for managing all of our assets.  The Real Estate Adviser and the Investment Adviser will allocate this fee between themselves.

In the first year, we expect to pay our Adviser approximately $2,900,000 in Asset Management Fees.

Acquisition Fees:

The Acquisition Fees are equal to 2.5% of the cost of the asset acquired.  These are paid on acquisition of non-securities to our Adviser.  Purchases of securities do not incur this fee. However, to the extent that such asset is not held for at least 5 years, any acquisition fee for subsequent purchases using proceeds from the sale of such asset will be reduced proportionally.

These fees compensate our Adviser for traveling to and researching properties that are suitable for investment.

In the first year, we expect to pay our Adviser approximately $1,800,000 in Acquisition Fees.

Debt Financing Fee, Disposition Fee, Property Management Fee

We do not pay any such fees to our Adviser or any of its affiliates, but do anticipate paying debt financing and property management fees to unaffiliated third parties. We expect to pay property management fees based upon prevailing market rates, but most such fees will be paid by the entities that own a property.  PVT-Madison Partners, LLC and Madison-PVT Partners, LLC pay their third-party property management firm a fee equal to 6% of gross collected revenue from such properties.  The third-party property manager for Addison Property Owner, LLC is paid 2.5% of gross monthly collected revenues, subject to a minimum $5,000 monthly fee.  We have not yet paid any debt financing fees, but our understanding of the market rates for such services lead us to believe that such fees would usually be in the range of 0.5% to 1% of the amount of the loan, depending upon the size of the loan.

Incentive Management Fee:

Once common stockholders have received distributions equal to 6% per annum on their Invested Capital, from and after January 1, 2021, the Real Estate Adviser will be entitled to receive an incentive management fee equal to an amount that would result in the Adviser having received 15% of all distributions not attributable to the securities we own or to any return of capital.  Because common stockholders will not receive distributions before all distributions are paid to preferred shares, no such fee can be paid to the Adviser unless the preferred return has been met on the preferred shares.

The Incentive Management Fee compensates our Adviser based upon the performance of the assets in which we invest.

It is impracticable to determine the amount of Incentive Management Fees that will be paid in the first year.

Expense Reimbursements

In addition to the compensation paid to the Adviser above, we shall reimburse the Adviser and/or its Affiliates for all of the costs and expenses paid or incurred by the Adviser that are in any way related to our operations or our business or the services the Adviser provides to us pursuant to the Advisory Agreement, including, but not limited to: organization and offering expenses; expenses of managing and operating Assets owned by us, whether payable to an Affiliate of us or a non-Affiliated Person; expenses connected with payments of distributions in cash or otherwise made or caused to be made by us to the stockholders; expenses of organizing, reorganizing, liquidating, or dissolving us and the expenses of filing or amending the Articles of Incorporation or Preferred Designations; transfer agent expenses, and related software development costs, for the shares and of maintaining communications with stockholders, including the cost of preparation, printing, and mailing annual reports and other stockholder reports, proxy statements and other reports required by governmental entities; administrative service expenses (including salary, benefits, and overhead costs of Affiliates and certain of the executive officers of us, based upon the amount of time they spend on Company business other than providing investment advice, as approved by Board); and audit, accounting, and legal fees.

Conflicts of Interest

Our officers and directors, and the owners and officers of our Adviser and its affiliates are involved in, and will continue to be involved in, the ownership and advising of over 100 other real estate entities and programs, the vast majority of which are low-income housing projects.  Only one other such entity has investment objectives similar to us—MacKenzie REIT, Inc. (“MREIT”), a private real estate investment trust advised by the Adviser.  our Board, however, is independent from MREIT, and only Mr. Patterson is a director of both us and MREIT.  Two of our 3 directors are independent.  MREIT owns an office building, a grocery-anchored shopping mall, and an office and research and development park, along with various other real estate assets.  However, it is not currently public, is not currently raising capital to make new investments, and generally focuses on income-producing properties rather than growth opportunities.  Our sponsor and advisers have committed to providing us with the first chance at any investment opportunities so long as we have new capital to invest.

These pre-existing interests, and similar additional interests as may arise in the future, may give rise to conflicts of interest with respect to our business, our investments, and our investment opportunities.  It is possible that investment opportunities may arise that would be appropriate for both us and one of the other real estate funds that is managed or advised by our Adviser.  In such a case, it will be the responsibility of the Board and the Adviser to resolve that potential conflict.

We are subject to various conflicts of interest arising out of our relationship with our advisers and affiliates, including conflicts related to the arrangements pursuant to which our advisers and affiliates will be compensated by us. The agreements and compensation arrangements between us and our advisers and affiliates were not determined by arm’s-length negotiations. See the “Management Compensation” section of this prospectus above. Some of the conflicts of interest in our transactions with our advisers and affiliates, and the limitations on our advisers adopted to address these conflicts, are described below.

Our advisers and affiliates try to balance our interests with their duties to other programs sponsored by our sponsor and its affiliates. However, to the extent that our advisers or their affiliates take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to our stockholders and the value of our stock. In addition, our directors, officers and certain of our stockholders may engage for their own account in business activities of the types conducted or to be conducted by us and our subsidiaries. For a description of some of the risks related to these conflicts of interest, see the section of this prospectus captioned “Risk Factors — Risks Related to Conflicts of Interest.”

Our independent directors have an obligation to serve on our behalf in all situations in which a conflict of interest may arise, and all of our directors have a fiduciary obligation to act on behalf of our stockholders.

Interests in Other Real Estate Programs

Affiliates of our advisers have sponsored numerous private real estate programs, but none with similar investment objectives to us other than MREIT because no other such programs raise capital from investors to invest in commercial real estate properties (all other programs that have raised capital from investors have invested in real estate securities or low-income housing projects). MREIT employs a similar investment strategy and has acquired or plans to acquire assets similar to ours and non-traded REIT shares. The common investment strategy used by MREIT would permit it to purchase certain properties that may also be suitable for our portfolio.

MREIT’s primary investment strategy is to invest in stabilized, income-producing properties but may also invest in opportunistic growth opportunities and non-traded REITs, similar to properties in which we invest.   Other private funds advised by our advisers may purchase non-trade REITs and other fractionalized real property interests.  Our advisers do not advise any other real estate programs which target the purchase of properties, however.

Affiliates of our officers and entities owned or managed by such affiliates also may acquire or develop real estate for their own accounts, and have done so in the past. Furthermore, affiliates of our officers and entities owned or managed by such affiliates intend to form additional real estate investment entities in the future, whether public or private, which can be expected to have the same investment objectives and policies as we do and which may be involved in the same geographic area, and such persons may be engaged in sponsoring one or more of such entities at approximately the same time as our shares of common or preferred stock are being offered. Our advisers and affiliates of our officers are not obligated to present to us any particular investment opportunity that comes to their attention, even if such opportunity is of a character that might be suitable for investment by us. Our advisers and affiliates likely will experience conflicts of interest as they simultaneously perform services for us and other affiliated real estate programs.

Any affiliated entity, whether or not currently existing, could compete with us in the sale or operation of our properties. We will seek to achieve any operating efficiency or similar savings that may result from affiliated management of competitive properties. However, to the extent that affiliates own or acquire a property that is adjacent, or in close proximity, to a property we own, our property may compete with the affiliate’s property for tenants or purchasers.

Every transaction that we enter into with our advisers or their affiliates is subject to an inherent conflict of interest. Our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and our advisor or any of its affiliates.

Other Activities of Our Advisers and affiliates

We rely on our advisers for the day-to-day operation of our business pursuant to our advisory agreements. As a result of the interests of members of our advisers’ management in other programs and the fact that they have also engaged and will continue to engage in other business activities, our advisers and affiliates will have conflicts of interest in allocating their time between us and other programs and other activities in which they are involved. However, our advisers believe that they and their affiliates have sufficient personnel to discharge fully their responsibilities to all of such programs and other ventures in which they are involved.

In addition, a majority of our executive officers also serve as an officer of our advisers or other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities, which may conflict with the fiduciary duties that they owe to us and our stockholders.

We may purchase properties or interests in properties from affiliates of our advisers. The prices we pay to affiliates of our advisers for these properties will not be the subject of arm’s-length negotiations, which could mean that the acquisitions may be on terms less favorable to us than those negotiated with unaffiliated parties. However, the price must be approved by a majority of our directors, including a majority of our independent directors, who have no financial interest in the transaction. If the price to us exceeds the cost paid by our affiliate, our board of directors must determine that there is substantial justification for the excess cost. Additionally, we may sell properties or interests in properties to affiliates of our advisers. The prices we receive from affiliates of our adviser for these properties will not be the subject of arm’s-length negotiations, which could mean that the dispositions may be on terms less favorable to us than those negotiated with unaffiliated parties.

Competition in Acquiring, Leasing and Operating Properties

Conflicts of interest will exist to the extent that we may acquire properties in the same geographic areas where properties owned by other programs, including those sponsored by our sponsor’s affiliates are located. In such a case, a conflict could arise in the leasing of properties in the event that we and another program, including another program sponsored by our sponsor or its affiliates were to compete for the same tenants, or a conflict could arise in connection with the resale of properties in the event that we and another program, including another program sponsored by our sponsor or its affiliates were to attempt to sell similar properties at the same time. Conflicts of interest may also exist at such time as we or our affiliates managing a property on our behalf seek to employ developers, contractors or building managers, as well as under other circumstances.

Affiliated Transfer Agent

Our officers are also officers and indirect owners of our transfer agent, which is a registered transfer agent with the SEC. The services our transfer agent provides are substantially similar to what a third-party transfer agent would provide in the ordinary course of performing its functions as a transfer agent, including, but not limited to: providing customer service to our stockholders, processing the distributions and any servicing fees with respect to our shares and issuing regular reports to our stockholders. Our transfer agent may retain and supervise third-party vendors in its efforts to administer certain services. We believe that our transfer agent, through its knowledge and understanding of the direct participation program industry which includes non-traded REITs, is particularly suited to provide us with transfer agent and registrar services. Our transfer agent also conducts transfer agent and registrar services for MREIT, as well as other programs sponsored by our sponsor. Our Board of Directors has approved the terms of the transfer agent agreement, which provides for no compensation to be paid to the transfer agent, but only a reimbursement of software development costs.

It is the duty of our board of directors to evaluate the performance of our transfer agent. In addition, we will reimburse our transfer agent for all reasonable expenses or other changes incurred by it in connection with the provision of its services to us. Upon the request of our transfer agent, we may also advance payment for substantial reasonable out-of-pocket expenditures to be incurred by it.

Receipt of Fees and Other Compensation by Our Advisers and Affiliates

Our advisers and affiliates receive substantial fees from us. See “Management Compensation.” Some of these fees are paid to our advisers and affiliates regardless of the success or profitability of the property. Specifically, our advisers and affiliates receive:

•	acquisition fees upon any acquisition, regardless of whether the property will be profitable in the future;

•	asset management fees based on the Invested Capital, and not based on performance of our properties; and

•	subordinated incentive management fee equal to 15% of profits, payable only after the 6% return to stockholders.

Although the acquisition and asset management fees are paid regardless of success or profitability of a property, our independent directors must approve all significant acquisitions or affiliated transactions as being in the best interests of us and our stockholders. Further, if our independent directors determine that the performance of our advisers is unsatisfactory or that the compensation to be paid to our advisers is unreasonable, the independent directors may take such actions as they deem to be in the best interests of us and our stockholders under the circumstances, including potentially terminating the advisory agreement and retaining a new adviser.

The compensation arrangements between us and our advisers and affiliates could influence our advisers’ advice to us, as well as the judgment of the affiliates of our advisers who may serve as our officers or directors. Among other matters, the compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our advisers and affiliates, including the advisory agreement;

•	subsequent offerings of equity securities by us, which may entitle our advisers to additional asset management fees;

•	property sales, which may entitle our advisers to possible success-based share of net sale proceeds;

•

property acquisitions from other programs sponsored by affiliates of our advisers which may entitle such affiliates to disposition fees and possible success-based sale fees in connection with its services for the seller, as well as acquisition fees for our advisers;

•

property sales to other programs sponsored by affiliates of our advisers which may entitle such affiliates to acquisition fees and expenses for its services to the buyer, as well as subordinated share of net sale proceeds to our advisers;

•

whether and when we seek to sell our assets and liquidate, which sale may entitle our advisers to a success-based distribution but could also adversely affect its sales efforts for other programs depending upon the sales price.

Certain Conflict Resolution Procedures

Every transaction that we enter into with our sponsor, our advisers, or their affiliates will be subject to an inherent conflict of interest. Our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights, or options pursuant to any agreement between us and our sponsor, our advisers, or any of their affiliates. In order to reduce or eliminate certain potential conflicts of interest, we will address any conflicts of interest in two distinct ways.

First, the nominating and corporate governance committee will consider and act on any conflicts-related matter required by our charter or otherwise permitted by the MGCL where the exercise of independent judgment by any of our directors (who is not an independent director) could reasonably be compromised, including approval of any transaction involving our advisers and its affiliates.

Second, our advisory agreements with our advisers contain a number of restrictions relating to (1) transactions we enter into with our sponsor, our advisers and their affiliates, (2) certain future offerings, and (3) allocation of investment opportunities among affiliated entities. These restrictions include, among others, the following:

•

We will not purchase or lease properties in which our sponsor, our advisers, any of our directors or any of their respective affiliates has an interest without a determination by a majority of our directors, including a majority of the independent directors, not otherwise interested in such transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the seller or lessor, unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will we acquire any such property at an amount in excess of its appraised value. We will not sell or lease properties to our sponsor, our advisers, any of our directors or any of their respective affiliates unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction determines that the transaction is fair and reasonable to us.

•

We will not make any loans to our sponsor, our advisers, any of our directors or any of their respective affiliates. In addition, our sponsor, our advisers, any of our directors and any of their respective affiliates will not make loans to us or to joint ventures in which we are a joint venture partner unless approved by a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.

•	Our advisers and affiliates will be entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of us or joint ventures in which we are a joint venture partner.

•

Our directors, including our independent directors, have a duty to ensure that the method used by our advisers for the allocation of the acquisition of properties by two or more affiliated programs seeking to acquire similar types of properties (summarized below) is applied fairly to us.

Our sponsor has adopted an investment allocation policy with respect to real estate assets, which governs the allocation of such investment opportunities among the programs sponsored by our sponsor, and which provides as follows:

In the event that an investment opportunity becomes available, our sponsor will first allocate such investment opportunity to us.  If we decline the investment opportunity, our adviser will allocate such investment opportunity to  another program sponsored by our sponsor based on the following factors:

•	the investment objectives of each program;

•	the amount of funds available to each program;

•	the financial and investment characteristics of each program, including investment size, potential leverage, transaction structure and anticipated cash flows;

•	the strategic location of the investment in relationship to existing properties owned by each program;

•	the effect of the investment on the diversification of each program’s investments; and

•	the impact of the financial metrics of the investment on each program.

If, after consideration of the foregoing factors, our sponsor determines that an investment opportunity is suitable for two or more entities affiliated with our advisers, then our sponsor will allocate such investment opportunity among the entities in its sole and absolute discretion, but generally will allocate such investment opportunity to whichever entity has gone the longest since purchasing such an investment opportunity.

If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of our advisers, to be more appropriate for a program other than the program that committed to make the investment, our advisers may determine that another program affiliated with our advisers or their affiliates will make the investment. Our directors, including our independent directors, have a duty to ensure that the method used by our advisers for the allocation of the acquisition of properties by two or more affiliated programs seeking to acquire similar types of properties is applied fairly to us.

As a result of the foregoing, our advisers and affiliates could direct attractive investment opportunities to other entities or even purchase them for their own account. Our advisory agreement disclaims any interest in an investment opportunity known to our advisers or their affiliates that our advisers has not recommended to us.

We will not accept goods or services from our sponsor, advisers, or any affiliate thereof or enter into any other transaction with our sponsor, advisers, or any affiliate thereof unless a majority of our directors, including a majority of our independent directors not otherwise interested in the transaction, approve such transaction as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

The following chart shows our ownership structure and entities that are affiliated with our advisers and sponsor.

*	The address of all of these entities is 89 Davis Road, Suite 100, Orinda, CA 94563.

Investment Objectives

Our primary investment objectives are:

•	To acquire real estate assets at substantial discounts to fair market value;
•	To grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term;
•	To pay attractive and consistent cash distributions;
•	To preserve and protect shareholder value; and
•	To realize growth in the value of our investment by timing their sale to maximize value.

There is no assurance that any of our investment objectives will be met.

Investment Strategy

We intend to use substantially all of the proceeds of this Offering to acquire, manage, renovate or reposition, operate, selectively leverage, and lease properties throughout the United States.

We acquire primarily institutional-quality apartment and office properties where we believe we can create long-term value for our stockholders, utilizing the following investment strategies:

•
Value-Add. We invest in well-located institutional-quality properties with strong and stable cash flows in demographically attractive knowledge economy growth markets where we believe there exists significant potential for medium-term capital appreciation through renovation or redevelopment, to reposition the asset and drive future rental growth.

•
Opportunistic. We invest in properties available at opportunistic prices (i.e., at prices we believe are below those available in an otherwise efficient market) that exhibit some characteristics of distress, such as operational inefficiencies, significant deferred capital maintenance, or broken capital structures providing an opportunity for a substantial portion of total return attributable to appreciation in value.

•
Invest-to-Own. We selectively invest in development of quality properties in target markets where we believe we can capture significant premiums upon completion. We intend to use either tender offers, a convertible loan, or convertible preferred equity structure to provide income during the early stage and/or the ability to capture premiums at completion by either acquiring controlling positions or exercising our conversion rights to take ownership.

Please see the Risk Factors Section beginning on page 7 for the risks involved with this offering.

Distribution Policy

In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our annual taxable income.  We intend to make regular cash distributions to our stockholders out of our cash available for distribution, typically on a quarterly or annual basis.

Our Board of Directors will determine the amount of distributions to be distributed to our stockholders on a quarterly basis. The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements, and the annual distribution requirements necessary to maintain our REIT qualification under the Internal Revenue Code (the “Code”).

Our distribution rate and payment frequency may vary from time to time. Generally, our policy will be to pay distributions from cash flow from operations. However, our distributions may be paid from sources other than cash flows from operations, such as from the proceeds of this Offering, borrowings, advances from our Adviser or from our Adviser’s deferral of its fees and expense reimbursements, as necessary.

The Offering

Preferred stock offered by us........................................	2,000,000 shares of Series A preferred stock, referred to herein as the “preferred shares.”
Preferred stock to be outstanding after this Offering (assuming the maximum offering amount is sold)......................	2,000,000 preferred shares
Ranking...............................................................................

The preferred shares will rank, with respect to dividend rights and rights upon liquidation, winding-up, or dissolution (i) senior to all classes of our common stock, and to any other class or series of our capital stock issued in the future unless the terms of that capital stock expressly provide that it ranks senior to, or on parity with, the preferred shares, and (ii) junior to any other class or series of our capital stock, the terms of which expressly provide that it will rank senior to the preferred shares, none of which exists on the date hereof, and subject to payment of or provision for our debts and other liabilities.

Stated Value.......................................................................	Each preferred share will have an initial “Stated Value” of $25.00, subject to appropriate adjustment in relation to certain events as set forth in the Articles Supplementary
Dividend rights.................................................................

Holders of our preferred shares are entitled to receive, when and as authorized by our Board of Directors and declared by us out of legally available funds, cumulative cash dividends on each preferred share at an annual rate of 6%.  This is a preference, not a guarantee, but is a term contained in the preferred designation of the Company’s Charter; however, the Board could suspend the dividend at any time, although it would continue to accrue.  The dividend must be paid before the common shares can be paid a dividend, and before the Adviser can receive any incentive management fee.

Voting rights......................................................................	Our preferred shares will not be entitled to vote except on matters affecting preferred shares.
Use of Proceeds.................................................................

If the maximum number of preferred shares are sold, we estimate that the net proceeds of this Offering will be approximately, $45,000,000, after deducting organizational and offering expenses and working capital reserves.  See “Use of Proceeds”.  Net proceeds from this Offering will be used to acquire Investments, to pay for expenses incurred by us from continued operations, and for any other proper Company purpose.

Preferred Shares

As set forth in the table above, we are offering a total of 2,000,000 shares of our Series A preferred stock at an initial price of $25.00 per share. Holders of our preferred shares will share proportionately in any dividends authorized by our Board of Directors and declared by us. Preferred shares will not have voting rights. Preferred shares offered through this Offering Circular do not have any pre-emptive purchasing rights, nor are there cumulative voting rights.

Restrictions on the Transfer of Preferred Shares

Generally, our Investors will be able to freely transfer their shares to any other person because the shares registered through this Offering Circular are “unrestricted.”

Holders of our preferred shares will, however, be required to conform to the requirements of our Subscription Agreement. The Subscription Agreement, among other things, requires holders of our preferred shares to receive permission to sell their shares. In fact, we can require a transferee, or the intended purchaser of our preferred shares to provide an affidavit as to the quantity of shares that are intended to be purchased.

The purpose of this permission process is not to prevent the general transfer of shares, but is rather intended to ensure that the intended purchaser of our preferred shares will not hold more than an allowed 9.8% of our then outstanding preferred shares. This restriction is embodied in our charter. Our charter also allows us to rule on any transfer of stock so that we can again ensure that we do not endanger our standing as a REIT.

Ownership Restrictions on Preferred Shares

Our charter contains a restriction on ownership of our shares that generally prevents any one person from owning more than 9.8% in value of the outstanding shares of our capital stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding our preferred shares, unless otherwise excepted (prospectively or retroactively) by our Board of Directors. Our charter also contains other restrictions designed to help us maintain our qualification as a REIT.  See “Description of Securities - Restrictions on Ownership and Transfer.”

Exempt Offering

This is a Tier 2 offering under Regulation A where the offered securities will not be listed on a registered national securities exchange upon qualification. This Offering is being conducted pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended.

Tier 2 Reporting Requirement

Following this Tier 2 Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A.  Because we are already a reporting company under Section 12 of the Exchange Act, we will continue to file:

(i)      an annual report with the SEC on Form 10-K;

(ii)    quarterly reports with the SEC on Form 10-Q; and

(iii)  current reports with the SEC on Form 8-K.

The necessity to file current reports will be triggered by certain corporate events.

Contact Information

The mailing address of our principal executive offices is:

MacKenzie Realty Capital, Inc.

89 Davis Road, Suite 100, Orinda, CA 94563

Attn: Investor Relations

Our telephone number is 1.800.854.8357 and our website address is www.mackenzierealty.com.

You may direct inquiries to: Investors@mackenziecapital.com.

RISK FACTORS

An investment in our preferred shares involves substantial risks.  You should carefully consider the following risk factors in addition to the other information contained in this offering circular before purchasing shares.  The occurrence of any of the following risks might cause you to lose all or a significant part of your investment.

The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition.  Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements.  Please refer to the section entitled “Statements Regarding Forward-Looking Information.”

Each prospective investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors with respect thereto prior to investing in shares of our preferred shares.

Risks Related to Investing in Real Estate

Our real estate investments are subject to risks particular to real property.

Real estate investments are subject to risks particular to real property, including:

•	Adverse changes in national and local economic and market conditions, including the credit and securitization markets;
•	Changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
•	Takings by condemnation or eminent domain;
•	Real estate conditions, such as an oversupply of or a reduction in demand for real estate space in the area;
•	The perceptions of tenants and prospective tenants of the convenience, attractiveness and safety of our properties;
•	Competition from comparable properties;
•	The occupancy rate of our properties;
•	The ability to collect all rent from tenants on a timely basis;
•	The effects of any bankruptcies or insolvencies of major tenants;
•	The expense of re-leasing space;
•	Changes in interest rates and in the availability, cost and terms of mortgage funding;
•	The impact of present or future environmental legislation and compliance with environmental laws;
•	Acts of war or terrorism, including the consequences of terrorist attacks;
•	Acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses; and
•	Cost of compliance with the Americans with Disabilities Act.

If any of these or similar events occur, it may reduce our return from an affected property or investment and reduce or eliminate our ability to make distributions to stockholders.

The market for real estate investments is highly competitive.

Identifying attractive real estate investment opportunities, particularly in the multi-family residential real estate sector, is difficult and involves a high degree of uncertainty.  Furthermore, the historical performance of a particular property or market is not a guarantee or prediction of the property’s or market’s future performance.  There can be no assurance that we will be able to locate suitable acquisition opportunities in our target markets, achieve our investment goal and objectives, or fully deploy for investment the net proceeds of this Offering.

Because of the recent growth in demand for real estate investments, there may be increased competition among investors to invest in the same asset classes as us.  This competition may lead to an increase in the investment prices or otherwise less favorable investment terms.  If this situation occurs with a particular Investment, our return on that Investment is likely to be less than the return we could have achieved if we had invested at a time of less investor competition for the Investment.  For this and other reasons, the Adviser is under no restrictions concerning the timing of Investments.

Real estate investments are not as liquid as other types of assets, which may reduce economic returns to our stockholders.

Real estate investments are not as liquid as other types of investments.  The market for the sale of residential real estate properties can vary greatly and it may take a significant amount of time for us to sell any particular property on favorable terms, if at all.  As a result, our ability to sell under-performing assets in our portfolio or respond to changes in economic and other conditions may be relatively limited.

Investments in real estate-related assets can be speculative.

Investments in real estate-related assets can involve speculative risks and always involve substantial risks.  No assurance can be given that the Adviser will be able to execute the investment strategy or that stockholders in us will realize their investment objectives. No assurance can be given that our stockholders will realize a substantial return (if any) on their investment or that they will not lose their entire investment in us.  For this reason, each prospective purchaser of our preferred shares should carefully read this Offering Circular and all exhibits to this Offering Circular. All such persons or entities should consult with their attorney or business advisor prior to making an investment.

Our Investments may be concentrated.

We expect to diversify our Investments, and do not expect to concentrate on any single Investment.  However, our investments may nonetheless result in significant concentration in a single Investment, especially in our initial stages of operation, or in a group of Investments in one or more target markets. If such an Investment experienced a material adverse event, or if Investments in a particular target market experienced material adverse event specific to that particular market, we and our stockholders would likely be significantly and adversely affected.

We will likely receive limited representations and warranties from sellers.

Investments will likely be acquired with limited representations and warranties from the seller regarding the condition of the Investment, the status of leases, the presence of hazardous substances, the status of governmental approvals and entitlements and other significant matters affecting the use, ownership and enjoyment of the Investment.  As a result, if defects in an Investment or other matters adversely affecting an Investment are discovered, we may not be able to pursue a claim for damages against the seller of the Investment.  The extent of damages that we may incur as a result of such matters cannot be predicted, but potentially could result in a significant adverse effect on the value of the Investments.

We may be subject to the risk of liability and casualty loss as the owner of an Investment.

It is expected that the Adviser will maintain or cause to be maintained insurance against certain liabilities and other losses for an Investment, but the insurance obtained will not cover all amounts or types of loss. There is no assurance that any liability that may occur will be insured or that, if insured, the insurance proceeds will be sufficient to cover the loss.

There are certain categories of loss that may be or may become uninsurable or not economically insurable, such as earthquakes, floods and hazardous waste. Further, if losses arise from hazardous substance contamination that cannot be recovered from a responsible party, the financial viability of the affected Investment may be substantially impaired.  It is possible that we will acquire an Investment with known or unknown environmental problems that may adversely affect our Investments.

We could be exposed to environmental liabilities with respect to Investments to which we take title.

In the course of our business, and taking title to properties, we could be subject to environmental liabilities with respect to such properties.  In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property.  The costs associated with investigation or remediation activities could be substantial.  If we become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Liability relating to environmental matters may impact the value of the properties that we may acquire or underlying our investments.

Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property.  These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. If we fail to disclose environmental issues, we could also be liable to a buyer or lessee of a property.

There may be environmental problems associated with our properties which we were unaware of at the time of acquisition.  The presence of hazardous substances may adversely affect our ability to sell real estate, including the affected property, or borrow using real estate as collateral.  The presence of hazardous substances, if any, on our properties may cause us to incur substantial remediation costs and potential costs of indemnification in the case of properties we sell or rent to others, thus harming our financial condition.  The discovery of material environmental liabilities attached to such properties could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our stockholders.

Discovery of previously undetected environmentally hazardous conditions, including mold or asbestos, may lead to liability for adverse health effects and costs of remediating the problem could adversely affect our operating results.

Under various U.S. federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims related to any contaminated property could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our security holders.

Properties may contain toxic and hazardous materials.

Federal, state and local laws impose liability on a landowner for releases or the otherwise improper presence on the premises of hazardous substances.  This liability is without regard to fault for, or knowledge of, the presence of such substances.  A landowner may be held liable for hazardous materials brought onto the property before it acquired title and for hazardous materials that are not discovered until after it sells the property.  Similar liability may occur under applicable state law.  If any hazardous materials are found within an Investment that are in violation of law at any time, we may be liable for all cleanup costs, fines, penalties and other costs.  This potential liability will continue after we sell the Investment and may apply to hazardous materials present within the Investment before we acquired such Investment.  If losses arise from hazardous substance contamination which cannot be recovered from a responsible party, the financial viability of that property may be substantially affected.  It is possible that we will acquire an Investment with known or unknown environmental problems which may adversely affect us.

Properties may contain mold.

Mold contamination has been linked to a number of health problems, resulting in recent litigation by tenants seeking various remedies, including damages and ability to terminate their leases.  Originally occurring in residential property, mold claims have recently begun to appear in commercial properties as well.  Several insurance companies have reported a substantial increase in mold-related claims, causing a growing concern that real estate owners might be subject to increasing lawsuits regarding mold contamination.  No assurance can be given that a mold condition will not exist at one or more of our Investments, with the risk of substantial damages, legal fees and possibly loss of tenants. It is unclear whether such mold claims would be covered by the customary insurance policies to be obtained for us.

Adverse economic conditions may negatively affect our results of operations and, as a result, our ability to make distributions to our stockholders or to realize appreciation in the value of our Investments.

Our operating results may be adversely affected by market and economic challenges, which may negatively affect our returns and profitability and, as a result, our ability to make distributions to our stockholders or to realize appreciation in the value of our Investments.  These market and economic challenges include, but are not limited to, the following:

•
any future downturn in the U.S. economy and the related reduction in spending, reduced home prices and high unemployment could result in tenant defaults under leases, vacancies at our office, industrial, retail or multifamily properties, and concessions or reduced rental rates under new leases due to reduced demand;

•
the rate of household formation or population growth in our target markets or a continued or exacerbated economic slow-down experienced by the local economies where our properties are located or by the real estate industry generally may result in changes in supply of or demand for apartment units in our target markets; and

•
the failure of the real estate market to attract the same level of capital investment in the future that it attracts at the time of our purchases or a reduction in the number of companies seeking to acquire properties may result in the value of our investments not appreciating or decreasing significantly below the amount we pay for these investments.

The length and severity of any economic slow-down or downturn cannot be predicted.  Our operations and, as a result, our ability to make distributions to our stockholders and/or our ability to realize appreciation in the value of our properties could be materially and adversely affected to the extent that an economic slow-down or downturn is prolonged or becomes severe.

We may be adversely affected by unfavorable economic changes in the specific geographic areas where our Investments are concentrated.

We expect that our Investments will be located throughout the United States. As of the date of this Offering Circular, our largest concentration of Investments is in California, followed by Connecticut and Florida. Adverse conditions (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) in the areas where our Investments are located and/or concentrated, including any cities or towns within such target States, and local real estate conditions (such as oversupply of, or reduced demand for, office, industrial, retail or multifamily properties) may have an adverse effect on the value of our Investments. A material decline in the demand or the ability of tenants to pay rent, or the general market for sales of multi-family properties in such geographic areas may result in a material decline in our cash available for distribution to our stockholders.

Inflation may adversely affect our financial condition and results of operations.

Increased inflation could have a more pronounced negative impact on any variable rate debt we incur in the future and on our results of operations.  During times when inflation is greater than increases in rent, the contracted rent increases called for under our leases may be unable to keep pace with the rate of inflation.  Additionally, substantial inflationary pressures and increased costs may have an adverse impact on our tenants, which may adversely affect the ability of our tenants to pay rent.

Our success is materially dependent on attracting qualified tenants.

We will not collect revenue for a property while it is vacant and we will be responsible for all utility costs and maintenance services until we are able to lease it.  Our success is dependent on the financial stability of tenants in the aggregate.  If we cannot rent our properties or our tenants default on our leases or fail to comply with the terms of our leases, our operations, financial performance, and the quality and value of our properties could be negatively impacted.

We may not be able to re-lease or renew leases at the Investments held by us on terms favorable to us or at all.

We are subject to risks that upon expiration or earlier termination of the leases for our properties that such properties may not be re-leased or, if re-leased, the terms of the renewal or re-leasing (including the costs of required renovations or concessions to tenants) may be less favorable than current lease terms. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by an Investment.  If we are unable to re-lease or renew leases for all or substantially all of our Investments, or if the rental rates upon such renewal or re-leasing are significantly lower than expected, and if our reserves for these purposes prove inadequate, or if we are required to make significant renovations or concessions to tenants as part of the renewal or re-leasing process, we will experience a reduction in net income and may be required to reduce or eliminate distributions to our stockholders.

The bankruptcy, insolvency or diminished creditworthiness of our tenants under their leases or delays by our tenants in making rental payments could seriously harm our operating results and financial condition.

We will lease our properties to tenants, and we receive rents from our tenants during the terms of their respective leases. A tenant’s ability to pay rent is often initially determined by the creditworthiness of the tenant and the income of the tenant. However, if a tenant’s credit deteriorates or a tenant’s income deteriorates, the tenant may default on its obligations under its lease and the tenant may also become bankrupt.  The bankruptcy or insolvency of our tenants or other failure to pay is likely to adversely affect the income produced by our real estate investments.  Any bankruptcy filings by or relating to one of our tenants could bar us from collecting pre-bankruptcy debts from that tenant or its property, unless we receive an order permitting us to do so from the bankruptcy court.  A tenant bankruptcy could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. If a tenant files for bankruptcy, we may not be able to evict the tenant solely because of such bankruptcy or failure to pay.  A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In addition, certain amounts paid to us within 90 days prior to the tenant’s bankruptcy filing could be required to be returned to the tenant’s bankruptcy estate.  In any event, it is highly unlikely that a bankrupt or insolvent tenant would pay in full amounts it owes us under its lease. In other circumstances, where a tenant’s financial condition has become impaired, we may agree to partially or wholly terminate the lease in advance of the termination date in consideration for a lease termination fee that is likely less than the agreed rental amount. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages.  Any unsecured claim we hold against a bankrupt entity may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. We may recover substantially less than the full value of any unsecured claims, which would harm our financial condition.

We could be adversely affected by various facts and events related to our Investments over which we have limited or no control.

We could be adversely affected by various facts and events over which we have limited or no control, such as:

•	oversupply of space and changes in market rental rates;
•	economic or physical decline of the areas where the Investments are located; and
•	deterioration of the physical condition of our Investments.

Negative market conditions or adverse events affecting our existing or potential tenants, or the industries in which they operate, could have an adverse impact on our ability to attract new tenants, re-lease space, collect rent or renew leases, any of which could adversely affect our financial condition.

An uninsured loss or a loss that exceeds the policies on our Investments could subject us to lost capital or revenue on those properties.

Under the terms and conditions of the leases expected to be in force on our Investments, tenants are generally expected to be required to indemnify and hold us harmless from liabilities resulting from injury to persons, air, water, land or property, on or off the premises, due to activities conducted on the Investments, except for claims arising from the negligence or intentional misconduct of us or our agents.

Additionally, tenants are generally expected to be required, at the tenants’ expense, to obtain and keep in full force during the term of the lease, “Renter’s” insurance policies.  Insurance policies for property damage are generally expected to be in amounts not less than the full replacement cost of the improvements less slab, foundations, supports and other customarily excluded improvements and insure against all perils of fire, extended coverage, vandalism, malicious mischief and special extended perils (“all risk,” as that term is used in the insurance industry).

Insurance policies are generally expected to be obtained by the tenant providing coverage in varying amounts.  These policies may include liability coverage for bodily injury and property damage arising out of the ownership, use, occupancy or maintenance of the properties and all of their appurtenant areas. To the extent that losses are uninsured or underinsured, we could be subject to lost capital and revenue on those Investments.

We may not obtain audited results of operation of individual Investments.

In some cases, we will not obtain audited operating statements regarding the prior operations of an Investment. In such case, we will rely on unaudited financial information provided by the sellers of the Investments. Thus, it is possible that information relied upon by us with respect to the acquisition of some of the Investments may not be accurate at the time that we acquire such Investment.

Significant restrictions on transfer and encumbrance of Investments are expected.

The terms of any mortgage or other debt financing for an Investment are expected to prohibit the transfer or further encumbrance of that Investment or any interest in that Investment except with the lender’s prior consent, which consent each lender is expected to be able to withhold.  The relative illiquidity of the Investments may prevent or substantially impair our ability to dispose of an Investment at times when it may be otherwise advantageous for us to do so.  If we were forced to immediately liquidate some or all of our Investments, the proceeds are likely to result in a significant loss, if such a liquidation is possible at all.

We may not obtain appraisals or reports.

We typically may not obtain independent third-party appraisals or valuations of an Investment, or other reports with respect to an Investment, before we invest in such Investment. If we do not obtain such third-party appraisals or valuations, there can be no assurance that an Investment’s value will exceed its cost or that any sale or other disposition of such Investment will result in a profit. Third-party appraisals and other reports may be prepared for lenders, in which case we typically will try to obtain a copy of such appraisals and reports for review, as well as reliance letters from the third-party preparers to allow us to rely on appraisals and reports. To the extent we do not obtain such other reports or reliance letters before investing in an Investment, the risk of investing in such Investment may be increased.

We may experience delays in the sale of an Investment.

Should we need to dispose of an Investment, it may not be possible to sell any or all of our Investments at a favorable price, or at all, in such a time frame.  If we are unable to sell our Investments in the time frames or for the prices anticipated, our ability to make distributions to you may be materially delayed or reduced, you may not be able to get a return of capital as expected or you may not have any liquidity.

Risks Related to our Financial Position

We are subject to risks associated with debt and capital stock issuances, and such issuances may have consequences to holders of shares of our preferred shares.

If we were to raise additional capital through the issuance of equity securities, we could dilute the interests of holders of shares of our preferred shares.

Further, we may incur indebtedness in the future to finance our operations. Such indebtedness could result in important consequences to holders of our preferred shares, including subjecting us to covenants restricting our operating flexibility, increasing our vulnerability to general adverse economic and industry conditions, limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, requiring the use of a portion of our cash flow from operations for the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements, and limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

 If we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for Investments and your overall return will be reduced.

Although our distribution policy is to use our cash flow from operations to make distributions, we are permitted to pay distributions from any source, including offering proceeds, borrowings, or sales of assets. We have not placed a cap on the use of proceeds to fund distributions. Until the proceeds from this Offering are fully invested and from time to time during the operational stage, we may not generate sufficient cash flow from operations to fund distributions. If we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investments, and your overall return may be reduced.

We do not have guaranteed cash flow.

There can be no assurance that cash flow or profits will be generated by the Investments. If the Investments do not generate the anticipated amount of cash flow, we may not be able to pay the anticipated distributions to the stockholders without making such distributions from the net proceeds of this Offering or from reserves.

The availability and timing of cash distributions is uncertain.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Because we may receive rents and income from our properties and liquidations of or distributions from our securities at various times during our fiscal year, distributions paid may not reflect our income earned in that particular distribution period. The amount of cash available for distribution will be affected by many factors, including without limitation, the amount of income we will earn from investments in target assets, the amount of its operating expenses and many other variables. Actual cash available for distribution may vary substantially from our expectations.

While we intend to fund the payment of quarterly distributions to holders of our preferred shares entirely from distributable cash flows, we may fund quarterly distributions to our stockholders from a combination of available net cash flows, equity capital and proceeds from borrowings. In the event we are unable to consistently fund future quarterly distributions to stockholders entirely from distributable cash flows, the value of our preferred shares may be negatively impacted.

We are generally required to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year in order for us to qualify as a REIT under the Code, which we intend to satisfy through quarterly cash distributions of all or substantially all of our REIT taxable income in such year, subject to certain adjustments. Our Board of Directors will determine the amount and timing of any distributions. In making such determinations, our directors will consider all relevant factors, including the amount of cash available for distribution, capital expenditures, general operational requirements and applicable law. We intend over time to make regular quarterly distributions to holders of our preferred shares.  However, we bear all expenses incurred by our operations, and the funds generated by operations, after deducting these expenses, may not be sufficient to cover desired levels of distributions to stockholders. In addition, our Board of Directors, in its discretion, may retain any portion of such cash in excess of our REIT taxable income for working capital. We cannot predict the amount of distributions we may make, maintain or increase over time.

No Guaranteed Cash Distributions.

There can be no assurance that we will, in fact, pay the Preferred Dividend. Delays in payment of the Preferred Dividend could result from our inability to purchase, develop or operate our assets profitably.

We may in the future choose to pay dividends in our own stock, in which case you may be required to pay income taxes in excess of the cash dividends you receive.

We may in the future distribute taxable dividends that are payable in cash and our preferred shares at the election of each stockholder. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay income taxes with respect to such dividends in excess of the cash dividends received.

If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend. Further, there is likely to be no active trading market for our stock, and the shareholder will have find a buyer and negotiate with the found buyer as to the purchase price of the stock. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock.

In addition, if a significant number of our stockholders determine to sell our preferred shares in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our preferred shares.

Risks Related to Our Business Strategy

Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions.

There can be no assurance that future cash flow will support distributions at the rate that such distributions are paid in any particular distribution period.

To the extent that we make payments or reimburse certain expenses to our Adviser pursuant to our Advisory Agreement, our cash flow and therefore our ability to make distributions from cash flow, as well as cash flow available for investment, will be negatively impacted. See “Management Compensation.”

Under Maryland law, we may issue our own securities as stock dividends in lieu of making cash distributions to stockholders. We may issue securities as stock dividends in the future. This may dilute your equity in us and may reduce the value of your investment.

We may allocate the net proceeds from this Offering to investments with which you may not agree.

You must understand that we may allocate the net proceeds from this Offering to investments with which you may not agree. We will have significant flexibility in investing the net proceeds of this Offering.

You will have no opportunity to evaluate or approve the manner in which the net proceeds of this Offering will be invested or the economic merit of our expected investments and, as a result, we may use the net proceeds from this Offering to invest in investments with which you may not agree.

The failure of our Adviser to apply these proceeds effectively or find investments that meet our investment criteria in sufficient time or on acceptable terms could result in unfavorable returns and could cause the value of our preferred shares to decline.

We may change our targeted investments without shareholder consent.

Our Adviser may change our targeted investments and asset allocation at any time without the consent of our shareholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this Offering Circular. A change in our targeted investments may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our preferred shares and our ability to make distributions to you.  Furthermore, a change in our asset allocation could result in our making investments in asset categories different from those described in this Offering Circular.

We may change our investment and operational policies without stockholder consent.

We may change our investment and operational policies, including our policies with respect to investments, acquisitions, growth, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the types of investments described in this filing. A change in our investment strategy may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect our ability to make distributions.

The ability of our Board of Directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our Charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Our Business Strategy is, as of yet, untested. Our Business Strategy may not produce the results expected. As a consequence, the value of your shares may decrease over time and you may lose your entire investment.

Our prior operating history has been as a BDC, but now that we have withdrawn the election to be treated as a BDC our strategy will focus more on the acquisition of real property assets as opposed to securities, which strategy is untested by us and may not produce profitable or favorable results.  If our strategy fails to produce sufficient income and/or returns to cover our expenses, we could lose invested capital.

Our future growth will depend upon our ability to acquire real estate investments in several competitive real estate markets and to raise additional capital.

Our future growth will depend, in large part, upon our initial and continued ability to acquire properties.

We face significant competition with respect to our acquisition and origination of assets from many other companies, including other REITs, insurance companies, private investment funds, hedge funds, specialty finance companies and other investors.

Some competitors may have a lower cost of funds and access to funding sources that are not available to us.  In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us.

Some of our competitors may have greater financial and operational resources, larger customer bases, and more established relationships with their customers and suppliers than we do.  The competitive pressures we face, if not effectively managed, may have a material adverse effect on our business, financial condition, liquidity and results of operations.

As a result of this competition, we may not be able to take advantage of attractive origination and investment opportunities, and therefore may not be able to identify and pursue opportunities that are consistent with our objectives.

Competition may limit the number of suitable investment opportunities offered to us.  It may also result in higher prices, lower yields and a narrower spread of yields over our borrowing costs, making it more difficult for us to acquire new investments on attractive terms.  In addition, competition for desirable investments could delay our investment in desirable assets, which may in turn reduce our earnings per share and negatively affect our ability to declare and make distributions to our stockholders.

Our Adviser may not be successful in identifying and consummating suitable investment opportunities in a very competitive market.

Our investment strategy requires us, through our Adviser, to identify suitable investment opportunities compatible with our investment criteria.  Our Adviser may not be successful in identifying suitable opportunities that meet our criteria or in consummating investments on satisfactory terms or at all.  Our ability to make investments on favorable terms may be constrained by several factors including, but not limited to, competition from other investors with significant capital, including publicly traded REITs and institutional investment funds, which may significantly increase investment costs; and/or the inability to finance an investment on favorable terms or at all.  The failure to identify or consummate investments on satisfactory terms, or at all, may impede our growth and negatively affect our cash available for distribution to our stockholders.

Our Adviser may not be successful in identifying and consummating suitable investment opportunities.

Our investment strategy requires us, through our Adviser, to identify suitable investment opportunities compatible with our investment criteria.  Our Adviser may not be successful in identifying suitable opportunities that meet our criteria or in consummating investments on satisfactory terms or at all.

The failure to identify or consummate investments on satisfactory terms, or at all, may impede our growth and negatively affect our cash available for distribution to our stockholders.

There can be no assurances that the Adviser will be able to identify, make or acquire suitable Investments meeting our investment criteria.  There is no guarantee that any Investment selected by the Adviser will generate operating income or gains.  While affiliates of the Adviser have been successful in the past in identifying and structuring favorable real estate investments, there is no guarantee that the Adviser will be able to identify and structure favorable Investments in the future.

Due diligence by our Adviser may not reveal all of the liabilities associated with such investments and may not reveal other weaknesses in such investments, which could lead to investment losses.

Because we intend to purchase real estate at below-market-prices, there may not be enough time to investigate the condition of any particular investment.

Before making an investment, our Adviser will assess the strengths and weaknesses of a target investment property. The Adviser will also consider other factors and characteristics that are material to the performance of the investment.  Such other factors may include the pricing trends for similar properties in the area where the target investment property is located.

In making such assessments and otherwise conducting customary due diligence, our Adviser relies on resources available to it and, in some cases, an investigation by third parties.  There can be no assurance that our Adviser’s due diligence process will uncover all relevant facts or that any investment will be successful.

A portion of Proceeds from this Offering will be used to rehabilitate distressed real estate and such rehabilitation may not result in higher asset values.

In many of our intended but yet unidentified real estate acquisitions, the property value is diminished and real estate may require significant rehabilitation. We intend to perform such rehabilitation using proceeds from this Offering in order to increase the rental rates for an acquired property.

When coupled with the limited time to perform due diligence on any particular investment, proceeds from this Offering may be used to rehabilitate a property where the cost of rehabilitation is not justified and will not result in increased asset valuation.

We may experience difficulty in ultimately selling any property or groups of properties which no longer fit our investment criteria or are impractical to lease and maintain and could be forced to sell a property at a price that reduces the return to our investors.

The real estate market is affected by many factors that are out of our control, including the availability of financing, interest rates and other factors, as well as supply and demand for real estate investments.  As a result, we cannot predict whether we will be able to sell any property or groups of properties which no longer fit our investment criteria or are impractical to lease and maintain on favorable terms, or whether such sale could be made at a favorable price or on terms acceptable to us.  We also cannot predict the length of time which will be needed to obtain a purchaser or to complete the sale of any property.

In addition, the terms of our leases and the laws regulating REITs could impact our ability to sell any property or groups of properties.  To qualify as a REIT for federal income tax purposes, we must continually satisfy various tests, including tests regarding the nature of our assets which could restrict our disposition strategy.

Lack of diversification in numbers or types of investments increases our dependence on individual investments.

Our investment strategy depends in large part on acquiring a diversified portfolio based on the number of properties or investments we acquire relative to our total assets.  Such diversification reduces the risk that a default or other problem with any single property or investment will have a material negative impact on our earnings.

If, due to factors such as lack of adequate capital, or the unavailability of suitable investment opportunities, we acquire relatively few properties or acquire properties or investments that are significant (in terms of capital invested) to our overall asset size, our portfolio could become concentrated, increasing the risk of loss to stockholders if a default or other problem arises.

Alternatively, property sales may reduce the aggregate amount of our property investment portfolio in value or number.  As a result, our portfolio could become more concentrated, thereby reducing the benefits of diversification by factors such as geography, property type, tenancy or other measures.  While we intend to endeavor to grow and diversify our portfolio through additional property acquisitions, we may never reach a significant size to achieve true portfolio diversity.

Our success is materially dependent on the financial stability of our tenants.

The success of our business is dependent on the financial stability of the tenants occupying our properties. A default of a tenant on its lease payments may cause us to lose some of the anticipated revenue from an investment property.

While our portfolio is relatively small, our exposure to each tenant may be more significant than we expect.  We believe that this exposure will diminish (but not entirely) as we acquire more properties.

In the event of a material default, we may experience delays in enforcing our rights as landlords and we may incur substantial costs in protecting our investment and possibly re-letting the property, as the case may be.  If a lease is terminated, we cannot assure our investors that the property could be leased for the same amount of rent previously received or that we could sell the property without incurring a loss.

If we select unqualified tenants or if our tenants default, our operations and financial performance could be negatively impacted. In addition, if a tenant files for bankruptcy, we may be precluded from collecting all sums due to us.

Our success will depend in large part on our ability to screen applicants, identify qualified tenants, and avoid tenants who may default.  If our tenants default on our leases or fail to comply with the terms of our leases, the quality and value of our properties could be negatively impacted.

Any or all of the lease obligations of our tenants could be subject to a bankruptcy proceeding which may bar our efforts to collect pre-bankruptcy debts from these persons or their properties, unless we are able to obtain an enabling order from the bankruptcy court.  If our lease is rejected by a tenant in bankruptcy, we may only have a general unsecured claim against the tenant and may not be entitled to any further payments under the lease.  A bankruptcy proceeding could hinder or delay our efforts to collect past due balances and ultimately preclude collection of these sums, resulting in a decrease or cessation of rental payments and reducing returns to our investors.

We are dependent on our Adviser and its key personnel for our success.

We are, and will continue to be, advised by our Adviser and, pursuant to the Advisory Agreement, our Adviser is not obligated to dedicate any specific personnel exclusively to us, nor is its personnel obligated to dedicate any specific portion of their time to the management of our business.

As a result, we cannot provide any assurances regarding the amount of time our Adviser will dedicate to the management of our business. Moreover, each of our officers and non-independent directors is also an employee of our Adviser or one of its affiliates, and has significant responsibilities for other investment vehicles currently managed by affiliates, and may not always be able to devote sufficient time to the management of our business. Consequently, we may not receive the level of support and assistance that we otherwise might receive if we were internally managed.

In addition, we offer no assurance that our Adviser will remain our adviser or that we will continue to have access to our Adviser’s principals and professionals. The initial term of our Agreement with our Adviser only extends until December 31, 2021, with automatic one-year renewals thereafter, and may be terminated earlier under certain circumstances. If the Agreement is terminated or not renewed and no suitable replacement is found to manage us, we may not be able to execute our business plan, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

Our Board of Directors has approved very broad investment guidelines for our Adviser and will not approve each investment and financing decision made by our Adviser unless required by our investment guidelines.

Our Adviser is authorized to follow very broad investment guidelines established by our Board of Directors. Our Board of Directors will periodically review our investment guidelines and our portfolio of assets but will not, and will not be required to, review all of our proposed investments, except in limited circumstances as set forth in our investment policies.

Our Adviser has great latitude within the broad parameters of our investment guidelines in determining the types and amounts of assets in which to invest on our behalf, including making investments that may result in returns that are substantially below expectations or result in losses, which would materially and adversely affect our business and results of operations, or may otherwise not be in the best interests of our stockholders.  Transactions entered into by our Adviser may be costly, difficult or impossible to unwind by the time they are reviewed by our Board of Directors.

Because you will be unable to evaluate the merits of these operational and investment guidelines, you will have to rely entirely on the ability of our Adviser and Board of Directors to formulate and follow these operational and investment guidelines.

Even though our Adviser will be providing real estate advisory services, our Adviser is not a licensed asset manager nor is our Adviser a licensed real estate advisor.

Our Adviser provides real estate advisory services on a best-effort basis. Because our Adviser is not a licensed professional advisor and is not a licensed real estate manager, our Adviser does not maintain errors and omissions insurance that we could turn to in the event our Adviser provides improper investing advice. Should improper investment actions be taken by our Adviser, the value of our preferred shares will likely decline.

The inability of our Adviser to retain or obtain key personnel could delay or hinder implementation of our investment strategies, which could impair our ability to make distributions and could reduce the value of your investment.

Competition for highly skilled personnel is intense, and our Adviser may be unsuccessful in attracting and retaining such skilled personnel. If our Adviser loses or is unable to obtain the services of highly skilled personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of your investment may decline or your investment may be lost entirely.

Because we are dependent upon our Adviser and its affiliates to conduct our operations, any adverse changes in the financial health of our Adviser or its affiliates or our relationship with them could hinder our operating performance and the return on your investment.

We are dependent on our Adviser and its affiliates to manage our operations and acquire and manage our portfolio of real estate assets. Under the direction of our Board of Directors, and subject to our investment guidelines, our Adviser makes all decisions with respect to the management of our company. Our Adviser depends upon the fees and other compensation that it receives from us in connection with managing our company to conduct its operations. Any adverse changes in the financial condition of our Adviser or its affiliates, or our relationship with our Adviser, could hinder its ability to successfully manage our operations and our portfolio of investments, which would adversely affect us and our stockholders.

Our investments will be carried at estimated fair market value as determined by our Adviser and there may be uncertainty as to the value of these investments.

Substantially all of our Investments are illiquid and not publicly traded.  To determine the Net Asset Value of the Company, our Adviser estimates the fair market value of our assets in conjunction with our external valuation experts.

Because such valuations are inherently uncertain, our value may fluctuate over short periods of time, and may be based on numerous estimates and assumptions, our determinations of fair market value of our investments are inherently speculative and subject to errors. The value of our preferred shares could be adversely affected if our determinations regarding the fair market value of these investments are materially higher than the values that we ultimately realize upon their disposal.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Prospective Investors in this Offering do not have preemptive rights to any shares we issue in the future.

Under our Charter, we have authority to issue additional preferred shares or other securities, although, under Regulation A, we are only allowed to sell up to $50 million of our shares in any 12-month period (although we may raise capital in other ways).

In particular, our Charter authorizes, subject to the restrictions of Regulation A and other applicable securities laws, the issuance of up to 100,000,000 shares of stock, 20,000,000 of which shall be preferred shares, and to fix the number of shares by resolution authorizing the issuance of such shares, without shareholder approval.

After your purchase in this Offering, we may elect to (i) sell additional shares in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue shares to our Adviser, or its successors or assigns, in payment of an outstanding fee obligation.

To the extent we issue additional equity interests after your purchase in this Offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Our Adviser is authorized to incur debt, and such debt may have consequences to holders of shares of our preferred shares.

We may incur debt in the future to finance our operations. Such debt could result in important consequences to holders of our preferred shares, including subjecting us to covenants restricting our operating flexibility, increasing our vulnerability to general adverse economic and industry conditions, limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, requiring the use of a portion of our cash flow from operations for the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements, and limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

We, through our Adviser, are often required to make a number of judgments in applying accounting policies, and different estimates and assumptions in the application of these policies could result in changes to our reporting of financial condition and results of operations.

Various estimates are used in the preparation of our financial statements, including estimates related to asset and liability valuations (or potential impairments) and various receivables.  Often these estimates require the use of market data values that may be difficult to assess, as well as estimates of future performance or receivables collectability that may be difficult to accurately predict.  While we have identified those accounting policies that are considered critical and have procedures in place to facilitate the associated judgments, different assumptions in the application of these policies could result in material changes to our financial condition and results of operations.

Risks Related to Our Organization and Corporate Structure

Our Charter permits our Board of Directors to issue stock with terms that may subordinate the rights of preferred shareholders or discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Our Charter permits our Board of Directors to issue up to 20,000,000 preferred shares.  Our Board of Directors is permitted, subject to certain restrictions set forth in our charter, to authorize the issuance of shares of preferred stock without stockholder approval. Further, our Board of Directors may classify or reclassify any unissued shares of common or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms or conditions of redemption of the stock and may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue without stockholder approval. Thus, our Board of Directors could authorize us to issue shares of preferred stock ranking senior to our common stock with respect to distribution rights upon our liquidation, dissolution or winding up or with terms and conditions that could have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets, that might provide a premium price for holders of our common stock

Limited Voting Rights for Preferred Shares.

The preferred shares have no voting rights except on matters relating to the preferences, conversion, and other rights of the holders of preferred shares. Accordingly, holders of the preferred shares will have no vote with respect to the election of the Board, the management of us or fundamental changes that may be proposed with respect to us. Holders of preferred shares must rely entirely on the holders of the voting Common Stock and the Board to make decisions regarding our management and operation. The affirmative vote of holders of preferred shares entitled to cast a majority of the votes entitled to be cast, voting as a class, is necessary to approve any amendment, alteration, or repeal of any of the provisions of the Articles that would adversely affect or cause to be terminated the preferences, conversion, and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series A Preferred Stock as described below under “Series A Preferred Stock Approval Rights.”

Special Redemption Rights.

Upon a Special Redemption Event, we, in the sole discretion of the Board, will determine whether the preferred shares should be redeemed for cash or remain outstanding until the Redemption Date.

No Participation in Company Profit.

The preferred shares will entitle the holder of the Preferred Share to receive the Preferred Dividend prior to any distributions to the common shares. Holders of preferred shares will not be entitled to receive any additional dividends based on our performance.

Our rights and the rights of our shareholders to recover claims against our officers, directors and our Adviser are limited.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our Charter, in the case of our directors, officers, employees and agents, and the Advisory Agreement, in the case of the Adviser, require us to indemnify our directors, officers, employees and agents and the Adviser and its affiliates for actions taken by them in good faith and without negligence or misconduct.

Additionally, our Charter limits the liability of our directors and officers for monetary damages to the fullest extent permitted under Maryland law. Although our Charter does not allow us to exonerate and indemnify our directors and officers to a greater extent than permitted under Maryland law, we and our stockholders may have more limited rights against our directors, officers, employees and agents, and our Adviser and its affiliates, than might otherwise exist under common law, which could reduce our investor’s and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents or the Adviser in some cases which would reduce the cash available for distributions.

Risks Related to Conflicts of Interest

The Advisory Agreement with our Adviser was not negotiated on an arm’s-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

Our executive officers, including one of our directors, are executives of our Adviser. Our Advisory Agreement was negotiated between related parties and its terms, including fees payable to our Adviser, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Advisory Agreement because of our desire to maintain our ongoing relationship with the Adviser and its affiliates.

We may have conflicts of interest with our Adviser and other affiliates, which could result in investment decisions that are not in the best interests of our stockholders.

There are numerous conflicts of interest between our interests and the interests of our Adviser and its respective affiliates, including conflicts arising out of allocation of personnel to our activities, allocation of investment opportunities between us and investment vehicles affiliated with our Adviser, purchase or sale of properties, including from or to investment entities affiliated with our Adviser, and fee arrangements with our Adviser that might induce our Adviser to make investment decisions that are not in our best interests. Examples of these potential conflicts of interest include, but are not limited to:

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•	Competition for the time and services of personnel that work for us and our affiliates;
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Compensation payable by us to our Adviser and its affiliates for their various services, which may not be on market terms and is payable, in some cases, whether or not our stockholders receive distributions;

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The possibility that our Adviser, its officers and their respective affiliates will face conflicts of interest relating to the purchase and leasing of properties and other Investments, and that such conflicts may not be resolved in our favor, thus potentially limiting our investment opportunities, impairing our ability to make distributions and adversely affecting the trading price of our stock;

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The possibility that if we acquire properties from investment entities affiliated with our Adviser or its affiliates, the price may be higher than we would pay if the transaction were the result of arm’s-length negotiations with a third party;

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The possibility that our Adviser will face conflicts of interest, some of whose officers are also our officers and two of whom are directors of ours, resulting in actions that may not be in the long-term best interests of our stockholders;

•	Our Adviser has considerable discretion with respect to the terms and timing of our acquisition, disposition and leasing transactions;
•	The possibility that we may acquire or merge with our Adviser, resulting in an internalization of our management functions; and
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The possibility that the competing demands for the time of our Adviser, its affiliates and our officers may result in them spending insufficient time on our business, which may result in our missing investment opportunities or having less efficient operations, which could reduce our profitability and result in lower distributions to you.

Any of these and other conflicts of interest between us and our Adviser could have a material adverse effect on the returns on our investments, our ability to make distributions to stockholders and the trading price of our stock.

Our executive officers have interests that may conflict with the interests of stockholders.

Our executive officers are also affiliated with or are executive and/or senior officers of our Adviser and its affiliates. These individuals may have personal and professional interests that conflict with the interests of our stockholders with respect to business decisions affecting us.

Our Adviser and its affiliates, including our officers, some of whom are also our directors, face conflicts of interest caused by their ownership of our Adviser and their roles with other programs, which could result in actions that are not in the long-term best interests of our stockholders.

Our Adviser, its officers and their respective affiliates will face conflicts of interest relating to the purchase and leasing of real estate investments, and such conflicts may not be resolved in our favor.

Conflicts caused by our Adviser may severely curtail our investment opportunities, impair our ability to make distributions and reduce the value of your investment in us.  Our Adviser also advises other clients and such clients may compete with us for investments.  Our Advisers have policies in place to deal with such potential conflicts, but such policies may result in other clients buying assets that may be in our best interest to purchase.

Our Adviser may, without shareholder consent unless otherwise required by law, determine that we should merge or consolidate through a merger, acquisition, share exchange or other similar transaction involving other entities, including entities affiliated with our Adviser, into or with such entities.

If we acquire properties from entities owned or sponsored by affiliates of our Adviser, through a merger, acquisition, exchange offer or other transaction or otherwise, the price may be higher than we would pay if the transaction was the result of arm’s-length negotiations with a third party.

As a result, the effect of these conflicts of interest on these individuals may influence their decisions affecting the negotiation and consummation of the transactions whereby we acquire Investments from investment entities affiliated with our Adviser or affiliates or our Adviser.

Our Adviser, and the personnel it provides are not exclusively dedicated to management of our business.

If the competing demands for the time of our Adviser, its key personnel, its affiliates and our officers result in them spending insufficient time on our business, we may miss investment opportunities or have less efficient operations, which could reduce our profitability and result in lower distributions to you.

We have not adopted any specific conflicts of interest policies, and, therefore, other than in respect of the restrictions placed on our Adviser in the Advisory Agreement, we will be reliant upon the good faith of our Adviser, officers and directors in the resolution of any conflict.

We do not have a policy that expressly restricts any of our directors, officers, stockholders or affiliates, including our Adviser and its officers and employees, from having a pecuniary interest in an investment in or from conducting, for their own account, business activities of the type we conduct. This may mean that our ability to access the best investments may be curtailed, which could result in greater than expected operating expense, losses and reduced distributions to our Shareholders.

Risks Associated with Debt Financing

We expect to use mortgage and other debt financing to acquire properties or interests in properties and otherwise incur other indebtedness, which increases our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We are permitted to acquire real properties and other real estate-related investments, including entity acquisitions, by assuming either existing financing secured by the asset or by borrowing new funds. In addition, we may incur or increase our mortgage debt by obtaining loans secured by some or all of our assets to obtain funds to acquire additional investments or to pay distributions to our stockholders. We also may borrow funds if necessary to satisfy the requirement that we distribute at least 90% of our annual “REIT taxable income,” or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT for federal income tax purposes.

There is no limit on the amount we may invest in any single property or other asset or on the amount we can borrow to purchase any individual property or other Investment. If we mortgage a property and have insufficient cash flow to service the debt, we risk an event of default which may result in our lenders foreclosing on the properties securing the mortgage.

If we cannot repay or refinance loans incurred to purchase our properties, or interests therein, then we may lose our interests in the properties secured by the loans we are unable to repay or refinance.

High levels of debt or increases in interest rates could increase the amount of our loan payments, which could reduce the cash available for distribution to stockholders.

Our policies do not limit us from incurring debt.  For purposes of calculating our leverage, we assume full consolidation of all of our real estate investments, whether or not they would be consolidated under GAAP.

High debt levels will cause us to incur higher interest charges, resulting in higher debt service payments, and may be accompanied by restrictive covenants. Interest we pay reduces cash available for distribution to stockholders.

Additionally, with respect to our variable rate debt, increases in interest rates increase our interest costs, which reduces our cash flow and our ability to make distributions to you.  In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments and could result in a loss.  In addition, if we are unable to service our debt payments, our lenders may foreclose on our interests in the real property that secures the loans we have entered into.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and the amount of cash distributions we can make.

To qualify as a REIT, we will be required to distribute at least 90% of our annual taxable income (excluding net capital gains) to our stockholders in each taxable year, and thus our ability to retain internally generated cash is limited.

Accordingly, our ability to acquire properties or to make capital improvements to or remodel properties will depend on our ability to obtain debt or equity financing from third parties or the sellers of properties. If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise capital by issuing more stock or borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to you

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace our Adviser. These or other limitations may limit our flexibility and prevent us from achieving our operating plans.

Our ability to obtain financing on reasonable terms would be impacted by negative capital market conditions

Recently, domestic and international financial markets have experienced unusual volatility and uncertainty. Liquidity has tightened in overall financial markets, including the investment grade debt and equity capital markets. Consequently, there is greater uncertainty regarding our ability to access the credit market in order to attract financing on reasonable terms. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure financing on reasonable terms, if at all.

Some of our mortgage loans may have “due on sale” provisions, which may impact the manner in which we acquire, sell and/or finance our properties

In purchasing properties subject to financing, we may obtain financing with “due-on-sale” and/or “due-on-encumbrance” clauses. Due-on-sale clauses in mortgages allow a mortgage lender to demand full repayment of the mortgage loan if the borrower sells the mortgaged property. Similarly, due-on-encumbrance clauses allow a mortgage lender to demand full repayment if the borrower uses the real estate securing the mortgage loan as security for another loan. In such event, we may be required to sell our properties on an all-cash basis, which may make it more difficult to sell the property or reduce the selling price.

Lenders may be able to recover against our other Investments under our mortgage loans

In financing our acquisitions, we will seek to obtain secured nonrecourse loans. However, only recourse financing may be available, in which event, in addition to the Investment securing the loan, the lender would have the ability to look to our other assets for satisfaction of the debt if the proceeds from the sale or other disposition of the Investment securing the loan are insufficient to fully repay it.  Also, in order to facilitate the sale of an Investment, we may allow the buyer to purchase the Investment subject to an existing loan whereby we remain responsible for the debt.

If we are required to make payments under any “bad boy” carve-out guaranties that we may provide in connection with certain mortgages and related loans, our business and financial results could be materially adversely affected

In obtaining certain nonrecourse loans, we may provide standard carve-out guaranties. These guaranties are only applicable if and when the borrower directly, or indirectly through agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper (commonly referred to as “bad boy” guaranties). Although we believe that “bad boy” carve-out guaranties are not guaranties of payment in the event of foreclosure or other actions of the foreclosing lender that are beyond the borrower’s control, some lenders in the real estate industry have recently sought to make claims for payment under such guaranties. In the event such a claim were made against us under a “bad boy” carve-out guaranty following foreclosure on mortgages or related loan, and such claim were successful, our business and financial results could be materially adversely affected.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders

We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or “balloon” payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

Interest rates might increase

Based on historical interest rates, current interest rates are low and, as a result, it is likely that the interest rates available for future real estate loans and refinances will be higher than the current interest rates for such loans, which may have a material and adverse impact on us and our Investments. If there is an increase in interest rates, any debt servicing on Investments could be significantly higher than currently anticipated, which would reduce the amount of cash available for distribution to the stockholders. Also, rising interest rates may affect the ability of the Adviser to refinance an Investment. Investments may be less desirable to prospective purchasers in a rising interest rate environment and their values may be adversely impacted by the reduction in cash flow due to increased interest payments.

We may use floating rate, interest-only or short-term loans to acquire Investments

The Adviser has the right, in its sole discretion, to negotiate any debt financing, including obtaining (i) interest-only, (ii) floating rate and/or (iii) short-term loans to acquire Investments. If the Adviser obtains floating rate loans, the interest rate would not be fixed but would float with an established index (probably at higher interest rates in the future). No principal would be repaid on interest-only loans. Finally, we would be required to refinance short term loans at the end of a relatively short period. The credit markets have recently been in flux and are experiencing a malaise. No assurance can be given that the Adviser would be able to refinance with fixed-rate permanent loans in the future, on favorable terms or at all, to refinance the short-term loans. In addition, no assurance can be given that the terms of such future loans to refinance the short-term loans would be favorable to us.

We may use leverage to make Investments

The Adviser, in its sole discretion, may leverage the Investments. As a result of the use of leverage, a decrease in revenues of a leveraged Investment may materially and adversely affect that Investment’s cash flow and, in turn, our ability to make distributions. No assurance can be given that future cash flow of a particular Investment will be sufficient to make the debt service payments on any borrowed funds for that Investment and also cover operating expenses. If the Investment’s revenues are insufficient to pay debt service and operating expenses, we would be required to use net income from other Investments, working capital or reserves, or seek additional funds. There can be no assurance that additional funds will be available, if needed, or, if such funds are available, that they will be available on terms acceptable to us.

Leveraging an Investment allows a lender to foreclose on that Investment

Lenders to an Investment, even non-recourse lenders, are expected in all instances to retain the right to foreclose on that Investment if there is a default in the loan terms. If this were to occur, we would likely lose our entire investment in that Investment.

Lenders may have approval rights with respect to an encumbered Investment

A lender to an Investment will likely have numerous other rights, which may include the right to approve any change in the property manager for a particular Investment.

Availability of financing and market conditions will affect our success.

Market fluctuations in real estate financing may affect the availability and cost of funds needed in the future for Investments. In addition, credit availability has been restricted in the past and may become restricted again in the future. Restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect the Investments and our ability to execute our investment goals.

Risks Related to Compliance and Regulation

We are offering our preferred shares pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our preferred shares less attractive to investors as compared to a traditional initial public offering.

Given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to.  If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our preferred shares, we may be unable to raise the necessary funds to commence operations, or to develop a diversified portfolio of real estate investments, which could severely affect the value of our preferred shares.

Our use of Form 1-A and our reliance on Regulation A for this Offering may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional public offering on Form S-11.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $50 million in any 12-month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it.  Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected. Investors are cautioned not to confuse an offering proffered under Form S-11 with this Regulation A offering, which uses Form 1-A but relies on the disclosure requirements established by Form S-11.

We may not be successful in availing ourselves of the Investment Company Act exclusion, and even if we are successful, the exclusion would impose limits on our operations, which could adversely affect our operations.

The Investment Company Act requires that any issuer that is beneficially owned by 100 or more persons and that is engaged “primarily… in the business of investing, reinvesting, or trading in securities” or “in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets” to be registered as required under the Investment Company Act. We believe that, because we will be primarily purchasing the real estate assets directly or through wholly owned subsidiaries, the ownership of these assets will not be deemed to be securities for purposes of the Investment Company Act. It is anticipated that the assets will either qualify as real estate assets for purposes of the Investment Company Act or will comprise less than 40% of our portfolio of assets (in fact, intended to be less than 20%). As a result, we will not register under the Investment Company Act requirements. If we do not qualify for the real estate exemption, we will attempt to qualify for a different exemption from the Investment Company Act.

Even though we intend to conduct our operations so that we will not be required to register as an investment company under the Investment Company Act, the SEC may disagree with our approach.  Consequently, the SEC may require us to register under the Investment Company Act thus requiring us to adjust our investment strategy. Any such adjustment in our strategy could have a material adverse effect on us.  We have not asked the staff of the SEC for confirmation of our analysis under the Investment Company Act, although we did disclose our plan to withdraw our election to be treated as a BDC (and therefore to no longer be an investment company) and to lower our securities portfolio to below 20% of our total assets.  In the event we are required to register under the Investment Company Act, the returns to the stockholders will likely be significantly reduced.

Laws intended to prohibit money laundering may require us to disclose investor information to regulatory authorities.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the PATRIOT Act, requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Department of Treasury to prescribe regulations in connection with anti-money laundering policies of financial institutions.

The Financial Crimes Enforcement Network, or FinCEN, an agency of the Department of Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies.

It is possible that there could be promulgated legislation or regulations that would require us or our service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures.  Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our preferred shares to comply with such legislation and/or regulations.

We reserve the right to request such information as is necessary to verify the identity of prospective shareholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC.

In the event of delay or failure by a prospective shareholder to produce any information required for verification purposes, an application for, or transfer of, our preferred shares may be refused.  We will not have the ability to reject a transfer of our preferred shares where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our Charter, are satisfied.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act”, the Dodd-Frank Wall Street Reform and Consumer Protection Act, new Securities and Exchange Commission regulations and stock exchange rules and state blue sky laws, regulations and filing requirements, are creating uncertainty for companies such as ours. These new or changed laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity.  As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Risks Related to Our Taxation as a REIT

Our failure to qualify as a REIT would result in higher taxes and reduced cash available for stockholders.

We intend to continue to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes.  Our initial and continued qualification as a REIT depends on our satisfaction of certain asset, income, organizational, distribution and stockholder ownership requirements on a continuing basis.  Our ability to satisfy some of the asset tests depends upon the fair market values of our assets, some of which are not able to be precisely determined and for which we will not obtain independent appraisals.

If we were to fail to qualify as a REIT in any taxable year, and certain statutory relief provisions were not available, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to stockholders would not be deductible by us in computing our taxable income.  Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution.

Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions.  As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our preferred shares. Even if we qualify as a REIT, we may be subject to the corporate alternative minimum tax on our items of tax preference if our alternative minimum taxable income exceeds our taxable income.

Failure to remain qualified as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

We have elected to be taxed as a REIT under the federal income tax laws commencing with our taxable year ended December 31, 2014. We believe that we have and will continue to operate in a manner qualifying us as a REIT for our taxable year ended December 31, 2020, and intend to continue to so operate.

However, we cannot assure you that we will remain qualified as a REIT. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Tax counsel will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

•	we would not be able to deduct dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;
•	we could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and
•	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our preferred shares. See “Tax Treatment Of Company And Its Security Holders” for a discussion of material federal income tax consequences relating to us and our preferred shares.

REIT distribution requirements could adversely affect our liquidity.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales.  To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains.

In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our net taxable income including any realized net capital gain.  We intend to make distributions to our stockholders to comply with the requirements of the Internal Revenue Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives.

Our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments.  The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short and long term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

Further, amounts distributed will not be available to fund investment activities.  We expect to fund our investments by raising equity capital and through borrowings from financial institutions and the debt capital markets.  If we fail to obtain debt or equity capital in the future, it could limit our ability to grow, which could have a material adverse effect on the value of our preferred shares.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To maintain our qualification as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.

In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we remain qualified as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes.

The prohibited transactions tax may subject us to tax on our gain from sales of property and limit our ability to dispose of our properties.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we intend to acquire and hold all of our assets as investments and not for sale to customers in the ordinary course of business, the IRS may assert that we are subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property.

The stock ownership limit imposed by the Internal Revenue Code for REITs and our charter may inhibit market activity in our stock and may restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) at any time during the last half of each taxable year.  Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year for each taxable year. Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT.

Unless exempted by the Board of Directors, no person may own more than 9.8% of the aggregate value of the outstanding shares of our stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding our preferred shares.  The Board of Directors may not grant such an exemption to any proposed transferee whose ownership in excess of 9.8% of the value of our outstanding shares or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding our preferred shares, would result in the termination of our status as a REIT.  These ownership limits could delay or prevent a transaction or a change in our control that might be in the best interest of our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to “qualified dividend income” payable to U.S. stockholders that are taxed at individual rates is 20%.  Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income.  The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our preferred shares.

The prohibited transactions tax may subject us to tax on our gain from sales of property and limit our ability to dispose of our properties.

A REIT’s net income from prohibited transactions is subject to a 100% tax.  In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

Although we intend to acquire and hold all of our assets as investments and not for sale to customers in the ordinary course of business, the IRS may assert that we are subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property.

Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, not all of our prior property dispositions qualified for the safe harbor and we cannot assure you that we can comply with the safe harbor in the future or that we have avoided, or will avoid, owning property that may be characterized as held primarily for sale to customers in the ordinary course of business.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We intend to continue to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to remain qualified as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code.

We may be unable to generate sufficient revenue from operations, operating cash flow or portfolio income to pay our operating expenses, and our operating expenses could rise, diminishing our ability and to pay distributions to our stockholders.

As a REIT, we are generally required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and not including net capital gains, each year to our stockholders. To qualify for the tax benefits accorded to REITs, we intend to continue to make distributions to our stockholders in amounts such that we distribute all or substantially all our net taxable income each year, subject to certain adjustments.

However, our ability to make distributions may be adversely affected by the risk factors described herein. Our ability to make and sustain cash distributions is based on many factors, including the return on our investments, the size of our investment portfolio, operating expense levels, and certain restrictions imposed by Maryland law.

Some of the factors are beyond our control and a change in any such factor could affect our ability to pay future dividends. No assurance can be given as to our ability to pay distributions to our stockholders. In the event of a downturn in our operating results and financial performance or unanticipated declines in the value of our asset portfolio, we may be unable to declare or pay annual distributions or make distributions to our stockholders. The timing and amount of distributions are in the sole discretion of our Board of Directors, which considers, among other factors, our earnings, financial condition, debt service obligations and applicable debt covenants, REIT qualification requirements and other tax considerations and capital expenditure requirements as our Board of Directors may deem relevant from time to time.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our preferred shares.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations.

Risks Related to Lack of a Market for our Preferred Shares

Because there is no market for our preferred shares, the offering price of our shares was not established on an independent basis; the actual value of preferred shares you purchase may be substantially less than what you pay.

The purchase price of our preferred shares has been determined primarily by our capital needs and bears no relationship to any established criteria of value such as book value or earnings per shares, or any combination thereof. Further, the price of the shares is not based on our past earnings.

We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares.  Because the offering price is not based upon any independent valuation, the offering price may not be indicative of the proceeds that you would receive upon liquidation.

Further, the offering price may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

You are limited in your ability to sell your preferred shares pursuant to our preferred share repurchase program. You may not be able to sell any of your shares back to us, and if you do sell your shares, you may not receive the price you paid upon subscription.

The Preferred Designation to our Charter contains a redemption program, which may provide you an opportunity to sell your shares back to us. We anticipate that our shares may be repurchased by us on a quarterly basis, but the Board may decide to suspend this program at any time.  For example, on May 11, 2020, after assessing the impacts of the COVID-19 pandemic, our board of directors unanimously approved the suspension of our common stock Share Repurchase Program, which remains suspended except for repurchases relating to death and disability of the Stockholder.

Our share redemption program contains certain restrictions and limitations, including those relating to the number of our shares that we can repurchase at any given time and limiting the repurchase price.  See “Description of Securities—Preferred Stock— Preferred Share Repurchase Program; Repurchase Rights”.

Therefore, you may not have the opportunity to make a repurchase request prior to a potential termination of the share redemption program, and you may not be able to sell any of your preferred shares back to us pursuant to the share redemption program.  Moreover, if you do sell your preferred shares back to us, it is unlikely that you will receive the same price you paid for the preferred shares being repurchased.

Speculative Investment.

An investment in preferred shares must be considered speculative. No assurance can be given that the holders of preferred shares will realize any return on their purchase of preferred shares or that the holders of preferred shares will not lose their entire investment. For this reason, prospective investors should carefully read this Offering Circular and should consult with their own attorneys or business advisors.

No Escrow or Minimum Offering.

There is no minimum offering amount and no escrow provision for the Offering Proceeds. Accordingly, the Offering Proceeds will be immediately available to us upon acceptance of each investor’s subscription. If limited proceeds are raised, we may not have sufficient funds to execute our business plan.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period.

When necessary, we intend to complete a transaction providing liquidity to preferred shareholders in the future, we are not required to pursue such a liquidity transaction. Market conditions and other factors could cause us to delay the listing of our shares on a national securities exchange, delay developing a secondary trading market, or delay the commencement of a liquidation or other type of liquidity transaction, such as a merger or sale of assets, including a portfolio sale.

If our Adviser does determine to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set period of time.  If we adopt a plan of liquidation or portfolio sale, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which properties are located, and federal income tax effects on shareholders, that may prevail in the future.  We cannot guarantee that we will be able to liquidate any or all assets.

After we adopt a plan of liquidation, we would likely remain in existence until all our investments are liquidated.  If we do not pursue a liquidity transaction, or delay such a transaction due to market conditions, your shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment.

Our preferred shares will have limited transferability and liquidity.

While our charter requires us to list our common shares or liquidate our assets (unless shareholders approve otherwise) by 2024, a market may not develop for our common shares. Thus, neither common nor preferred stockholders cannot expect to be able to liquidate their investment in case of an emergency.

The absence of a public market for the preferred shares could impair an investor’s ability to sell the preferred shares owned by the investor at a fair price or at all. In addition, the transfer of preferred shares will be subject to additional limitations. If an investor is able to sell preferred shares, the investor may only be able to sell them at a substantial discount to the price paid. Thus, prospective investors should consider the purchase of preferred shares as illiquid and a long-term investment, and investors must be prepared to hold their preferred shares until redeemed. Further, the sale of the shares may have adverse federal income tax consequences.

A limit on the percentage of our securities a person may own may discourage a takeover or business combination, which could prevent our stockholders from realizing a premium price for their stock.

Our charter restricts direct or indirect ownership by one person or entity to no more than 9.8% in value of the outstanding shares of our capital stock or 9.8% in number of shares or value, whichever is more restrictive, of the outstanding our preferred shares unless exempted (prospectively or retroactively) by our Board of Directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to our stockholders.

You may be restricted from acquiring or transferring certain amounts of our preferred shares.

The stock ownership restrictions of the Code for REITs and the 9.8% stock ownership limits in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to qualify as a REIT, five or fewer individuals, as defined in the Code to include specified private foundations, employee benefit plans and trusts, and charitable trusts, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year. To help insure that we meet these tests, among other purposes, our charter restricts the acquisition and ownership of shares of our capital stock.

Our Charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted, prospectively or retroactively, by our Board of Directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value of the aggregate of our outstanding shares of capital stock or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding our preferred shares. Our Board of Directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of such thresholds does not satisfy certain conditions designed to ensure that we will not fail to qualify as a REIT. These restrictions on transferability and ownership will not apply, however, if our Board of Directors determines that it is no longer in our best interest to continue to qualify as a REIT or that compliance is no longer required for REIT qualification.

Lack of Firm Commitment Underwriting.

We are offering the preferred shares on a “best-efforts” basis. The fact that this is not a firm commitment offering may increase the time necessary to sell the Maximum Offering Amount.

Other Risk Factors to Consider

If you fail to meet the fiduciary and other standards under the Employee Retirement Income Security Act of 1974, as amended or the Code as a result of an investment in our stock, you could be subject to criminal and civil penalties.

Special considerations apply to the purchase of stock by employee benefit plans subject to the fiduciary rules of title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, including pension or profit sharing plans and entities that hold assets of such plans, which we refer to as ERISA Plans, and plans and accounts that are not subject to ERISA, but are subject to the prohibited transaction rules of Section 4975 of the Code, including IRAs, Keogh Plans, and medical savings accounts. (Collectively, we refer to ERISA Plans and plans subject to Section 4975 of the Code as “Benefit Plans” or “Benefit Plan Investors”). If you are investing the assets of any Benefit Plan, you should consider whether:

•	your investment will be consistent with your fiduciary obligations under ERISA and the Code;
•	your investment will be made in accordance with the documents and instruments governing the Benefit Plan, including the Plan’s investment policy;
•	your investment will satisfy the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other applicable provisions of ERISA and the Code;
•	your investment will impair the liquidity of the Benefit Plan;
•	your investment will produce “unrelated business taxable income” for the Benefit Plan;
•	you will be able to satisfy plan liquidity requirements as there may be only a limited market to sell or otherwise dispose of our stock; and
•	your investment will constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of civil and criminal penalties, and can subject the fiduciary to claims for damages or for equitable remedies. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subjected to tax. Benefit Plan Investors should consult with counsel before making an investment in our preferred shares.

Plans that are not subject to ERISA or the prohibited transactions of the Code, such as government plans or church plans, may be subject to similar requirements under state law. The fiduciaries of such plans should satisfy themselves that the investment satisfies applicable law.

Distributions to tax-exempt investors may be classified as unrelated business taxable income and tax-exempt investors would be required to pay tax on the unrelated business taxable income and to file income tax returns.

Neither ordinary nor capital gain distributions with respect to our preferred shares nor gain from the sale of stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

•
under certain circumstances, part of the income and gain recognized by certain qualified employee pension trusts with respect to our stock may be treated as unrelated business taxable income if our stock is predominately held by qualified employee pension trusts, such that we are a “pension-held” REIT (which we do not expect to be the case);

•
part of the income and gain recognized by a tax exempt investor with respect to our stock would constitute unrelated business taxable income if such investor incurs debt in order to acquire our preferred shares; and

•
part or all of the income or gain recognized with respect to our stock held by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (9), (17) or (20) of the Code may be treated as unrelated business taxable income.

We encourage you to consult your own tax advisor to determine the tax consequences applicable to you if you are a tax-exempt investor. See “Tax Treatment Of Company And Its Security Holders - Taxation of Tax-Exempt Stockholders.”

Summary of Risk Factors

Investing in our preferred shares involves a high degree of risk.  You should carefully review the “Risk Factors” section of this Offering Circular, beginning on page 7, which contains a detailed discussion of the material risks that you should consider before you invest in our preferred shares.  Some of the more significant risks are those set forth below:

•
We recently withdrew our election as a BDC and do not have a significant operating history under our new strategy, performance record or financial resources.  There is no assurance that we will be able to successfully achieve our investment objectives.

•	Investors will not have the opportunity to evaluate or approve any Investments prior to our acquisition or financing thereof.
•	Investors will rely solely on the Adviser to manage us and our Investments. The Adviser will have broad discretion to invest our capital and make decisions regarding Investments.
•	We may not be able to invest the net proceeds of this Offering on terms acceptable to investors, or at all.
•
Investors will have limited control over changes in our policies and day-to-day operations, which increases the uncertainty and risks you face as an investor.  In addition, our Board of Directors may approve changes to our policies, including our policies with respect to distributions and redemption of shares without prior notice or your approval.

•	An investor could lose all or a substantial portion of the investment in us.
•
There is no public trading market for our preferred shares, and we are not obligated to effectuate a liquidity event or a listing of our preferred shares on any nationally recognized stock exchange by a certain date or at all.  It will thus be difficult for an investor to sell shares owned by the investor in us.

•
We may fail to qualify or maintain our qualification as a REIT for federal income tax purposes.  We would then be subject to corporate level taxation and regulation as an investment company and we would not be required to pay any distributions to our stockholders.

•
The offering price of our shares was not established based upon any appraisals of assets we own or may own.  Thus, the initial offering price may not accurately reflect the value of our assets at the time an investor’s investment is made.

•
Substantial actual and potential conflicts of interest exist between our investors and our interests or the interests of our Adviser, and our respective affiliates, including conflicts arising out of (a) allocation of personnel to our activities, (b) allocation of investment opportunities between us, and (c) potential conflicts arising out of transactions between us, on the one hand, and our Adviser and its affiliates, on the other hand, involving compensation and incentive fees payable to our Adviser or dealings in real estate transactions between us and the Adviser and its affiliates.

•	There are substantial risks associated with owning, financing, operating, leasing and managing real estate.
•
The amount of distributions we make is uncertain.  We may fund distributions from offering proceeds, borrowings, and the sale of assets, to the extent distributions exceed our earnings or cash flows from our operations if we are unable to make distributions from our cash flows from operations.  There is no limit on the amount of offering proceeds we may use to fund distributions.  Distributions paid from sources other than cash flow or funds from operations may constitute a return of capital to our stockholders.  Rates of distributions may not be indicative of our actual operating results.

We will pay substantial fees and reimburse expenses to the Adviser.  These fees and expenses will increase investors’ risk of loss, and will reduce the amount available for Investments.

DETERMINATION OF OFFERING PRICE

Initial Offering Price

The initial offering price per share was arbitrarily determined by our Adviser.

Valuation of Our Real Properties

It is our intent to use independent valuation experts with experience conducting appraisals or valuations in each of our target markets. We will select our appraisers based on their familiarity with real estate and their ability to track and adjust valuations based on real-world events that may materially impact the value of our assets. Our Adviser will be responsible for ensuring that the independent valuation expert discharges its responsibilities in accordance with our valuation guidelines as herein described, and will periodically receive and review such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility. All such independent 3rd party appraisals shall be conducted in conformance with the Uniform Standards of Professional Practice.

According to our guidelines, we will ask our real estate appraisers to develop “open market value” for our properties. Open market value is also known as “fair value.” In order to establish a fair value, we will ask our appraisers to consider three factors:

•	Sales Comparison
•	Income Production
•	Cost to Rebuild

Calculation of Net Asset Value

For the purposes of determining fair value for our real estate investments, we shall mostly rely upon an objective 3rd party valuation firm familiar with the marketplace in which an investment is situated. The third party shall determine fair value for each real estate investment on an annual basis.  For traded securities, we will use the closing price of such security as of the date of valuation.  For other real estate securities, we will use published third-party valuations for such securities. Our Adviser will prepare an internal fair value assessment report based on the reports submitted by the 3rd party and the above information. The internal fair value assessment report will list the fair value of each property or investment we own and the leverage attached to each property.

Our Adviser will then calculate Net Asset Value. The Net Asset Value will be the sum of the total fair value of each of the properties listed in the internal fair value assessment report minus the leverage attached to each of those properties, plus the addition of any other assets, plus the fair value of all securities, less all liabilities we hold (including the total amount of outstanding preferred shares plus any accrued but unpaid dividends). The Net Asset Value will then be divided by the number of our common shares outstanding as of the end of the prior period to arrive at the Determined Share Value.

Our Adviser anticipates informing the independent valuation expert if a material event occurs between scheduled valuations that our Adviser believes may materially affect the value of our assets.

Our goal is to provide our shareholders with a reasonable estimate of the value of our shares on an annual basis. However, our assets will consist of real estate investments and, as with any real estate valuation method, the conclusions reached by our independent valuation firm and other third party published values will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different assumptions, judgments, or opinions would likely result in different valuation estimates of our real estate assets and investments.

In addition, for any given year, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders.

Our Adviser will be responsible for making the final determination of our NAV based on the reports of the above 3rd party valuation experts and our accounting team.

We commenced calculating NAV beginning with the fiscal quarter ending December 31, 2020, and published the NAV on February 25, 2021.  The NAV of our common shares was $9.84 per Share as of December 31, 2020.

No Warrants Offered

We are not offering any warrants to any investor as an inducement to invest in us.

We are not offering any warrants, nor are there any warrants held by any officer, director, promotor or other affiliated person or entity.

For the purpose of this Offering Circular, a warrant is defined as an obligation by us to accept money for purchase of shares at a predetermined price.

PLAN OF DISTRIBUTION

We are offering up to $50,000,000 in our preferred shares pursuant to this Offering Circular, up to $45,000,000 in the primary offering on a “best efforts” basis, and $5,000,000 through our dividend reinvestment program.

We have entered a Marketing Services Agreement with Arete to act as our dealer manager for this offering. Arete may be an underwriter within the meaning of the Securities Act in connection with its activities in this offering. Arete has no commitment to purchase any preferred shares and will act as an agent in obtaining indications of interest in our common stock from certain investors, as well as manage the offering process with other broker‑dealers and sell directly to persons purchasing through advisory accounts. Arete will receive a Dealer Manager Fee of up to 1.9% of the gross offering proceeds as compensation for acting as the dealer manager, a portion of which fee may be waived or re-allowed to Selling Agents by Arete when wholesaling fees are not incurred. Arete will retain a portion of this amount and will pay the balance to its wholesalers (who are also employed by the Manager). When Arete sells to persons buying preferred shares in an investment advisory account, Arete will receive the 1.9% Dealer Manager Fee in lieu of all commissions.

Except as provided below, Selling Agents will receive selling commissions of 7.0% of the gross proceeds of preferred shares sold in the offering, and we may pay them a 1.1% Marketing Support Fee. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the preferred shares. The total compensation paid to broker‑dealers will not exceed 10.0% of the gross proceeds of preferred shares sold in the offering, and if the offering terminates prior to reaching the maximum offering proceeds, broker‑dealers will immediately refund any amount of compensation in excess of 10.0%.

We will not pay selling commissions or Dealer Manager Fees on shares issued under our DRIP.

We have agreed to indemnify the participating broker‑dealers, including Arete, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the Marketing Services Agreement. The broker‑dealers participating in the offering of preferred shares are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any preferred shares will be sold. Any person acting as a broker‑dealer will not be indemnified by us for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; and (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which our shares were offered or sold as to indemnification for violations of securities laws.

Our executive officers and directors and their immediate family members, as well as officers and employees of our Adviser and its affiliates and their immediate family members and other individuals designated by management, and, if approved by our Board of Directors, may purchase preferred shares in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. We expect that a limited number of preferred shares will be sold to individuals so designated by management, net of all selling commissions and Dealer Manager Fees, shortly after the commencement of the offering. However, except for certain share ownership restrictions contained in our Charter, there is no limit on the number of preferred shares that may be sold to such persons. In addition, the selling commission and the Dealer Manager Fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales to certain institutional investors, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The amount of net proceeds to us will not be affected by reducing or eliminating the selling commissions or the Dealer Manager Fee payable in connection with sales to such institutional investors and affiliates. Our Adviser and its affiliates will be expected to hold their preferred shares purchased as stockholders for investment and not with a view towards distribution.

We are offering volume discounts to investors who purchase more than $250,000 worth of our preferred shares through the same selected broker‑dealer in our offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected broker‑dealer will be reduced. The following table shows the discounted price per Share and the reduced selling commissions payable for volume sales of our preferred shares.

Dollar Amount of preferred shares Purchased	Purchase Price per Incremental Unit in Volume Discount Range(1)	Reduced Commission Rate
$1 – $ 250,000	$25.00	7.0%
$250,001 – 500,000	24.75	6.0%
$500,001 – 750,000	24.50	5.0%
$750,001 – 1,000,000	24.25	4.0%
$1,000,001 –1,500,000	24.00	3.0%
$1,500,000 and up	23.75	2.0%
(1)	Assumes a $25 per Share offering price. Discounts will be adjusted appropriately for changes in the offering price.

We will apply the reduced selling price per Share and selling commissions to the incremental preferred shares within the indicated range only. Thus, for example, assuming a price per Share of $25, a purchase of $500,000 would result in a weighted average purchase price of approximately $24.87 per Share as shown below:

•	$250,000 at $25.00 per Share (total: 10,000 preferred shares) and a 7.0% commission;
•	$250,000 at $24.75 per Share (total: 10,101 preferred shares) and a 6.0% commission

To qualify for a volume discount as a result of multiple purchases of our preferred shares you must use the same selected broker‑dealer and you must mark the “Additional Investment” space on the subscription agreement. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space. Once you qualify for a volume discount, you will be eligible to receive the benefit of such discount for subsequent purchases of preferred shares through the same selected broker‑dealer.

To the extent purchased through the same selected broker‑dealer, the following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:

•	an individual, his spouse, their children under the age of 21 and all pension or trust funds established by each such individual;
•	a corporation, partnership, association, joint‑stock company, trust fund or any organized group of persons, whether incorporated or not;
•	an employees’ trust, pension, profit‑sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and
•	all commingled trust funds maintained by a given bank.

In the event a person wishes to have his order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.

Only preferred shares purchased in our offering pursuant to this Offering Circular are eligible for volume discounts. Preferred shares issued through our DRIP will not count toward the threshold limits listed above that qualify you for the different discount levels. In the ordinary course of business, Arete and/or its affiliates may in the future engage in financial advisory, investment banking and other transactions with us for which customary compensation will be paid.

Offering Amount and Distribution

We are offering a maximum of $50,000,000 of our shares at an anticipated offering price of $25.00 per share. The minimum purchase requirement is $5,000 in shares; however, we can waive the minimum purchase requirement in our sole discretion.

We will hold bi-monthly closings of the offering, providing an effective date of the first of the month for subscriptions accepted on or prior to the 15th of the month, and an effective date of the 1st of the following month for subscriptions accepted between the 16th and the last day of each month.  Upon acceptance of subscriptions, we will immediately use the proceeds for the purposes described in this Offering Circular.

How to Subscribe

To subscribe for preferred shares, an investor must complete and sign the Subscription Agreement attached hereto as Appendix A. The investor must deliver to our transfer agent, MacKenzie Capital Management, LP, the fully executed Subscription Agreement and a check for the full subscription price made payable to “MacKenzie Realty Capital, Inc.”  The mailing address follows:

MacKenzie Realty Capital, Inc.
89 Davis Road, Suite 100
Orinda, CA 94563

If you elect to participate in both the dividend reinvestment program, dividends earned from shares purchased will automatically be reinvested pursuant to such program. For a discussion of our dividend reinvestment program, see “Series A Preferred Stock Dividend Reinvestment Program,” and Appendix B.

Acceptance of Subscriptions

We have the right, to be exercised in our sole discretion, to accept or reject any subscription in whole or in part for a period of 30 days after receipt of the subscription. Any subscription not accepted within 30 days of receipt will be deemed rejected.

Investment Limitations

Generally, if you are not an “accredited investor” as defined in Rule 501(a) of Regulation D (17 CFR Sec. 230.501(a)) no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to sec.gov.

As a Tier 2 Regulation A offering, investors must comply with the 10% limitation to investment in the Offering. The only investor in this Offering exempt from this limitation is an Accredited Investor, as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an Accredited Investor:

(i)    You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)   You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase shares (please see below on how to calculate your net worth);

(iii)  You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)  You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares, with total assets in excess of $5,000,000;

(v)   You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, as amended, or the Investment Company Act, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)  You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii) You are a trust with total assets in excess of $5,000,000, your purchase of shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares; or

 (viii) You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, or Net Worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares.

Reports

Reporting Requirements under Tier 2 of Regulation A.

We will continue to comply with our ongoing reporting obligation faced by issuers under the Exchange Act.

Delivery of Reports

We shall be deemed to have made a report available to each stockholder as required if we have either (i) filed such report with the SEC via its EDGAR system and such report is publicly available on such system, or (ii) made such report available on any website maintained by us and available for viewing by the stockholders.

Tax Information

On or before March 31st of the year immediately following our tax year, which is currently January 1 through December 31, we will send to each stockholder such tax information as shall be reasonably required for federal and state income tax reporting purposes.

Stock Certificates

We do not anticipate issuing stock certificates representing shares purchased in this Offering to the stockholders. However, we are permitted to issue stock certificates and may do so at the request of our transfer agent. The number of shares held by each stockholder, and each stockholder’s percentage of the aggregate outstanding shares, will be maintained by our transfer agent.

USE OF PROCEEDS

Our preferred shares will be offered at $25.00 per share.  We expect to use substantially all of the net proceeds from this Offering, including the dividend reinvestment program (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of Investments.

We expect that any expenses or fees payable to our Adviser for its services in connection with managing our daily affairs, including but not limited to, the selection and acquisition or origination of our investments, will be paid from cash flow from operations.

If such fees and expenses are not paid from cash flow (or waived) they will reduce the cash available for investment and distribution and will directly impact our NAV.  See “Management Compensation” for more details regarding the fees that will be paid to our Adviser and its affiliates.

We may not be able to promptly invest the net proceeds of this Offering in Investments.  In the interim, we may invest in short-term, highly liquid or other authorized investments, subject to the requirements for qualification as a REIT. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments.

SERIES A PREFERRED STOCK DIVIDEND REINVESTMENT PROGRAM

The Dividend Reinvestment Program (“DRIP”) provides holders of record of our preferred shares an opportunity to automatically reinvest all of their cash distributions received on the preferred shares in additional preferred shares at a discounted price.  The following discussion summarizes the principal terms of the DRIP.  Appendix B to this Offering Circular contains the full text of our DRIP.

The Plan will be administered by the Administrator, or any successor bank or trust company that we may from time to time designate. Certain of the administrative support to the Administrator may be performed by its designated affiliates.

Our Series A Preferred Stock purchased directly from us under the Plan will be priced at a 10% discount, or $22.50 per share (because no sales commissions are paid, so the net proceeds to us are the same). Any shares sold pursuant to the DRIP are considered part of the shares offered under this Offering Circular.  At the conclusion of this Offering, we hope to continue the DRIP through another exempt offering of preferred shares, but continued participation in the DRIP may be subject to available exemptions in your state; therefore, we reserve the right to restrict participation in the DRIP to residents of only some states. The DRIP highlights include:

•	Any holder of preferred shares may elect to participate in the DRIP.
•	Preferred shares are issued at a 10% discount or at $22.50 per share.
•	Shares purchased will be maintained in your name in book-entry form at no charge to you.
•	Detailed recordkeeping and reporting will be provided at no charge to you.
•	You may opt-out of the DRIP at any time.

SELECTED FINANCIAL DATA

We are a Smaller Reporting Company as defined by Sec. 229.10(f)(1) (Rule 10 or Regulation S-X). Accordingly, we elect not to provide information pertaining to Selected Financial Data.

GENERAL INFORMATION ABOUT US

Organization

MacKenzie Realty Capital, Inc. (the “Parent Company,” together with its subsidiaries as discussed below, the “Company,” “we,” “us,” or “our”) is an externally managed non-diversified real estate investment trust (“REIT”), as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code").

Our investment objective is to generate both current income and capital appreciation through investments in real estate assets. MacKenzie Capital Management, LP (“MacKenzie” or the “Administrator”) provides us with non-investment management services and administrative services necessary for us to operate. We are advised by an affiliate of MacKenzie, MacKenzie Real Estate Advisers, LP (the “Real Estate Adviser”) as to our real estate investments and by MCM Advisers, LP (the “Investment Adviser”) as to our securities portfolio.

The Parent Company filed its initial registration statement in June 2012 with the Securities and Exchange Commission ("SEC") to register the initial public offering (“IPO”) of 5,000,000 shares of its common stock. The IPO commenced in January 2014 and concluded in October 2016. The Parent Company filed a second registration statement with the SEC to register a subsequent public offering of 15,000,000 shares of its common stock. The second offering commenced in December 2016 and concluded on October 28, 2019. The Parent Company filed a third registration statement with the SEC to register a public offering of 15,000,000 shares of its common stock that was declared effective by the SEC on October 31, 2019. The third offering commenced shortly thereafter and ended on October 31, 2020.

The Parent Company’s wholly owned subsidiary, MRC TRS, Inc., (“TRS”) was incorporated under the general corporation laws of the State of California on February 22, 2016, and operates as a taxable REIT subsidiary. TRS started its operation on January 1, 2017, and the financial statements of TRS have been consolidated with the Parent Company’s consolidated financial statements beginning with the quarter ended March 31, 2017. On December 20, 2017, a wholly owned subsidiary of TRS, MacKenzie NY Real Estate 2 Corp. (“MacKenzie NY 2”), was formed for the purpose of making certain limited investments in New York companies, and its financial statements have been consolidated with the Parent Company.

Now that we are no longer a BDC, we generally seek to invest in real estate assets. We intend to invest at least 80% of our total assets in equity or debt in real estate assets. We can invest up to 20% of our total assets in securities of real estate companies.  A real estate company is one that (i) derives at least 50% of its revenue from the ownership, construction, financing, management or sale of commercial, industrial or residential real estate and land; or (ii) has at least 50% of its assets invested in such real estate. We will not invest in general partnerships, joint ventures, or other entities that do not afford limited liability to their security holders. However, limited liability entities in which we invest may hold interests in general partnerships, joint ventures, or other non-limited liability entities. When purchasing securities, we generally favor purchasing securities issued by entities that have (i) completed the initial offering of their securities, (ii) operated for a period of at least two years, and typically more than five years, from the completion of their initial offering, and (iii) fully invested their capital in real properties or other real estate-related investments.

At our board meeting on August 28, 2020, our Board of Directors approved the proposal to withdraw our BDC election, while continuing our REIT status. On October 23, 2020, our stockholders approved the withdrawal of our BDC election.  On December 31, 2020, we filed with the SEC our application for withdrawal, so that we are no longer regulated as a BDC or subject to the regulatory provisions of the 1940 Act. Withdrawal of our election to be regulated as a BDC did not affect our registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), and we will continue to file periodic reports on Form 10-K, Form 10-Q, and Form 8-K, and file proxy statements and other reports required under the Exchange Act.  The application and presentation of our financial statements under accounting principles generally accepted in the United States of America (“GAAP”) could change.

During this transition period, we have immediately begun to transition away from a securities portfolio.  By the end of the first year after withdrawal of our election, we anticipate that our securities portfolio will comprise less than 20% of our assets.

Investment Strategy

Our investment objective is to generate current income and capital appreciation through debt and equity real estate-related investments. Our Independent Directors (as defined in Part II, Item 10 of this Annual Report on Form 10-K) review our investment policies periodically, at least annually, to confirm that our policies are in the best interests of our stockholders. Each such determination and the basis thereof are contained in the minutes of our Board of Directors meetings.

We seek to accomplish our objective by rigorously analyzing the value of and risks associated with potential acquisitions, and, for up to 20% of our total assets, by acquiring real estate securities at significant discounts to their net asset value.

We intend to expand our investment strategy to include acquisition of distressed real properties. Like our other investments, we would expect to hold distressed properties and infuse funds as necessary to extract unrealized value.

Our Corporate Information

Our offices are currently located at 89 Davis Road, Suite 100, Orinda, CA 94563 and our telephone number is (925) 631-9100 or (800) 854-8357. We relocated to our current address from 1640 School Street, Moraga, CA 94556 in June 2018.

Investments

We engage in various investment strategies to achieve our overall investment objectives. The strategy we select depends upon, among other things, market opportunities, the skills and experience of the Adviser's investment team and our overall portfolio composition. We generally seek to acquire assets that produce ongoing distributable income for investors, yet with a primary focus on purchasing such assets at a discount from what the Adviser estimates to be the actual or potential value of the real estate.

Our investment strategies since our inception have included making loans to or investments in previously syndicated projects that had encountered difficulties with occupancy, financing, tenant improvements or other cash needs.  Since entering the current recession, certain of our portfolio companies have encountered additional cash shortfalls, and, in one case so far, we have provided additional capital to the extent that we now own the majority of the project (such as Addison Corporate Center).  We may encounter future opportunities to provide needed cash, and, in such cases, we would seek to consolidate the portfolio company into our financial statements, which is a key reason for dropping our BDC status.

We intend to continue our historical activities related to tender offers for shares of non-traded REITs in order to boost our short-term cash flow and to support our dividends, subject to the constraint that such securities will not exceed 20% of our portfolio.  We believe this niche strategy will allow us to pay dividends that are supported by cash flow rather than paying back investors’ capital, although there can be no assurance that some portion of any distribution is not a return of capital.  This strategy can boost cash-flow in two ways: (1) most such non-traded REITs pay regular cash distributions (even though COVID-19 prompted some to temporarily stop or cut back the distributions); and (2) when such non-traded REIT shares are liquidated or sold and we realize a profit from having purchased the shares at a discount to the underlying net asset value.

Types of Investments

We target the following real estate-related investments which may include equity interests in LLCs, tenancies-in-common, mortgages, loans, bonds, other real estate-related investment entities, or direct ownership of real property. Since dropping our BDC status, we intend to purchase primarily majority interests in properties so that we can consolidate them into our financial statements.  We may purchase minority interests but we intend that such investments will constitute less than 20% of our portfolio.  We do not invest in general partnerships, joint ventures, or other entities that do not afford limited liability to their security holders. However, limited liability entities in which we invest may hold interests in general partnerships, joint ventures, or other non-limited liability entities.

Investment Selection

Our Adviser's investment team is responsible for all aspects of our investment process. The current members of the investment team are C.E. Patterson, Glen Fuller, Chip Patterson, Robert Dixon, Angche Sherpa, and Christine Simpson. The investment strategy involves a team approach, whereby potential transactions are screened by various members of the investment team.

Our process for acquiring targeted real estate typically involves three steps: (i) identifying assets of the type we may be interested in acquiring; (ii) evaluating the assets to estimate their value or potential value to us, and (iii) either acquiring such assets directly or through our network of real estate partners. Different circumstances may require different procedures, or different combinations of procedures, and we adjust our acquisition strategy to fit the circumstances. Nonetheless, the typical stages of our investment selection process are as follows:

Deal Generation/Origination

We source investments through long-standing relationships with real estate operators, developers, industry contacts, brokers, commercial and investment bankers, entrepreneurs, services providers such as lawyers and accountants, as well as current and former clients, portfolio companies and investors. Our Adviser's investment team supplements these lead generators by also utilizing broader marketing efforts, such as advertisements in real estate periodicals, newspapers and other publications, attendance at prospective borrower industry conventions and the like.

Screening

In screening potential investments, the Adviser's investment team utilizes a value-oriented investment philosophy and commits resources to managing downside exposure.

Due Diligence

In conducting due diligence, the Adviser uses publicly available information as well as information from its relationships with former and current management teams, investors, consultants, competitors and investment bankers. Our Adviser's due diligence typically includes:

•	review of operating history, appraisals, market reports, vacancies, deferred maintenance;
•	review of historical and prospective financial information and regulatory disclosures;
•	research relating to the property’s management, industry, markets, products and services and competitors;
•	verification of collateral; and
•	appraisals or opinions of value by third party advisers.

Upon the completion of due diligence and a decision to proceed with an investment, the investment professionals leading the investment present the investment opportunity to the Adviser's investment team, which then determines whether to pursue the potential investment. Additional due diligence with respect to any investment may be conducted on our behalf by attorneys and independent accountants prior to the closing of the investment, as well as other outside third-party advisers, as appropriate. Any fees and expenses incurred by the Adviser to oversee due diligence investigations undertaken by third parties are subject to reimbursement by us, if not otherwise reimbursed by the prospective borrower, which reimbursements are in addition to any management or incentive fees payable by us under the advisory agreement (the "Investment Advisory Agreement”).

Monitoring

Our Adviser monitors our investments on an ongoing basis. Our Adviser has several methods of evaluating and monitoring the performance and value of the assets in which we invest, which include the following:

•	Assessment of success in adhering to business plans and compliance with covenants;
•	Periodic and regular contact with property management, to discuss financial position, requirements and accomplishments;
•	Comparisons to other properties in the geographic area or sector, if any;
•	Attendance at and participation in our board meetings; and
•	Review of monthly and quarterly consolidated financial statements and financial projections for properties.
Staffing

We do not currently have any employees. Our day-to-day investment operations are managed by the Adviser. Our Adviser may hire additional investment professionals, based upon its needs. We also entered into an administration agreement with MacKenzie (the “Administration Agreement”), under which we reimburse MacKenzie for our allocable portion of overhead and other expenses incurred by it in performing its obligations, including rent, the fees and expenses associated with performing compliance functions, and the compensation of our chief financial officer, our chief compliance officer (or "CCO"), and any administrative support staff.  We have also retained MacKenzie as our transfer agent, for which we have been reimbursing them for certain software development costs.

Board Approval of the Investment Advisory Agreement

Our investment advisory and administrative services agreements were approved by our Board of Directors in January 2021. Such approvals were made on the basis of an evaluation satisfactory to our Board of Directors including a consideration of, among other factors, (i) the nature, quality, and extent of the advisory and other services to be provided under the agreements, (ii) the investment performance of the personnel who manage REITs with objectives similar to ours, to the extent available,  (iii) comparative data with respect to advisory fees or similar expenses paid by other REITs with similar investment objectives, to the extent available and (iv) information about the services to be performed and the personnel performing such services under each of the agreements.

We were incorporated by our Promoter, MacKenzie Capital Management, LP. Its affiliates, MacKenzie Real Estate Advisers, LP and MCM Advisers, LP also serve as our Advisers, pursuant to the Advisory Agreements, see Exhibit 6.7 and 6.8.

The management of our investment portfolio is the responsibility of our Advisers and their investment committees (each member, a “Portfolio Manager”), which will initially be composed of C.E. Patterson, Glen Fuller, Chip Patterson, Robert Dixon, Angche Sherpa, and Christine Simpson. For more information regarding the business experience of the investment committee, see “Management — Board of Directors and Executive Officers.” The Advisers’ investment committee must approve each new investment that we make. The Portfolio Managers are not employed by us and do not hold any of our common stock. Further, none of the Portfolio Managers are primarily responsible for managing any other fund or account, nor do they receive any direct compensation from us or any other account or fund. Chip Patterson is a full-time employee of our Administrator and receives a fixed salary for the services he provides.

COMPANY POLICY REGARDING CERTAIN ACTIVITIES

Issuing Securities Senior to preferred shares

Our current policy is to not issue securities superior to our preferred shares. This Policy cannot be changed by the officers and directors without a vote of the shareholders.

Borrowing Money

We intend to purchase real estate assets. We may choose:

•	to borrow money to help with the purchase of property;
•	to borrow money to help with the rehabilitation of already purchased property;
•	to borrow money against (leverage) already owned properties to help with the purchase and rehabilitation of other properties; and
•	to borrow money to facilitate our daily operation.

Making Loans to Others

Our current policy does not allow us to make loans to individuals. This policy may be changed by the Board of Directors without a vote by the shareholders.

We have no history of making loans to other individuals.

Investing for Purpose of Controlling Other Entities

We may invest to take over control of others, obtain control of others, or merge with other entities. This policy may be changed by the officers or the Board of Directors without a vote by the shareholders.

We have some history of investing in the securities of other issuers for the purpose of exercising control, as we did with Addison Corporate Center.

Underwriting the Securities of Other Issuers

Our current policy does not allow us to underwrite the securities of other issuers. This policy may be changed by the officers or the Board of Directors without a vote by the shareholders.

We have no history of underwriting the securities of other issuers.

Acting as an Investment Company

Our current policy does not allow us to primarily engage in the purchase and sale (or turnover) of our investments. We intend to elect to be treated as a REIT. As such, we will be required to invest most all of our capital in real estate.

However, we envision that there may be instances where we will need to invest in assets other than real estate, such as:

•	if a large number of investors invest through this Offering close in time to each other, it will take time for us to identify appropriate real estate investments;
•	We may continue to invest up to 20% of our total assets in real estate securities; or
•	if we have capital not in use, we may invest the capital for a short or long period of time in something other than real estate.

If some or all of these happen, we will invest the capital not invested in real estate in other assets or securities, but securities will not comprise more than 20% of our portfolio.

This policy may be changed by the officers or the Board of Directors without a vote by the shareholders.

We previously engaged in the purchase and sale of investment securities as a BDC.

Using Company Stock to Acquire Investments

We may use our stock or OP units to acquire property.

We have a history of using our OP Units to acquire property, such as we did with the Addison Corporate Center.

Redemption of Preferred Shares

Please see below in “Description of Securities—Preferred Stock—Optional Early Redemption” for all of the details on our policy on redemption of preferred shares.

We may decide to reacquire our preferred shares when appropriate.

Annual Reports to Stockholders

Our current policy is to issue reports to shareholders four times a year:

•	An annual report substantially on the SEC’s Form 10-K, which will include our financials audited by our auditor;
•	A quarterly report after quarters 1, 2, and 3, in the form of the SEC’s Form 10-Q, which will include financials for the subject quarter, but the financials will not be audited by our auditor.

Our current policy is to make a report available to each stockholder by filing such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system.

INVESTMENT STRATEGIES AND POLICIES

Investment Objectives

Our investment objectives include:

Purchase Real Estate Assets at attractive prices

By purchasing real estate at attractive prices, we intend to maximize the number of properties, i.e., investments, that can be acquired using the Proceeds of this Offering.

Develop Rental Income Stream

We intend to acquire real estate assets and up to 20% real securities as Investments for our REIT. As we acquire Investments, these investments will serve as the base of rental income. Rental income is our intended means of generating operating profits, which we hope to distribute to our Shareholders.

Preserve Capital and Grow Capital

By acquiring Investments at attractive prices, we believe that the overall value of our assets will be significantly improved as operations improve and/or renovations are made. Such acquisitions also mean that we may be able to preserve capital during downward trends in the real estate market.

Market Opportunity

Based on our Adviser’s prior experience, we believe that recent market events make this an opportune time to invest in properties for the purpose of long-term investment.

Primary Investments in Real Estate

We intend to acquire real estate throughout the United States.

Our Adviser, through its affiliates, has established a strong deal sourcing and transaction execution presence in these regions of the United States.

We will not make any investments outside of the United States.

Types of Real Estate to be Acquired

We intend to use substantially all of the proceeds of this Offering to acquire, manage, renovate or reposition, operate, selectively leverage, lease and, following appropriate holding periods, opportunistically sell multifamily and commercial real estate properties.

Proposed Plan of Operations

Acquiring Property

We intend to acquire a portfolio of multifamily and commercial real estate properties utilizing an equity acquisition strategy.

We may acquire properties that are distressed in order to maximize the amount of real estate that can be acquired using the proceeds of this Offering.

We believe we can acquire distressed properties in at least two ways:

Our investment strategies since our inception have included making loans to or investments in previously syndicated projects that had encountered difficulties with occupancy, financing, tenant improvements or other cash needs.  Since entering the current recession, certain of our portfolio companies have encountered additional cash shortfalls, and, in one case so far, we have provided additional capital to the extent that we now own the majority of the project (such as Addison Corporate Center).  We may encounter future opportunities to provide needed cash, and, in such cases, we would seek to consolidate the portfolio company into our financial statements, which is a key reason for dropping our BDC status.

In addition to properties acquired in multiple stages, as described above, we may acquire distressed properties by direct purchases.  When we purchase properties directly, we will generally rely on a local sponsor, manager, or general partner with relevant market knowledge and proven track record of turning around distressed properties.

In many cases, properties will require significant renovation. Proceeds from this Offering will also be used to fund such renovation efforts.

Financing Investment Acquisitions

We anticipate that, with respect to Investments either acquired with debt financing or refinanced, the debt financing amount generally would be up to approximately 70% of the acquisition price of a particular Investment.

Particular Investments may be more highly leveraged. Further, the Adviser expects that any debt financing for an Investment will be secured by that Investment or the interests in an entity that owns that Investment.

The aggregate indebtedness of our investment portfolio is expected to be approximately 50-60% of the all-in cost of all portfolio investments (direct and indirect).

We will have the ability to exercise discretion as to the types of financing structures we utilize. For example, we may obtain new mortgage loans to finance property acquisitions, acquire properties subject to debt or otherwise incur secured or unsecured indebtedness at the property level at any time. The use of leverage will enable us to acquire more properties than if leverage is not used. However, leverage will also increase the risks associated with an investment in our preferred shares. See “Risk Factors”.

Leveraging Investments

Leverage, as used in this Offering Circular, means the borrowing of money based on the equity available in certain Investments.  The use of leverage will enable us to acquire more properties than if leverage is not used. However, leverage will also increase the risks associated with an Investment in our preferred shares. See “Risk Factors.”

The Adviser may also elect to enter into one or more credit facilities with financial institutions. Any such credit facility may be unsecured or secured, including by a pledge of or security interest granted in our assets.

The Board has authorized the Adviser to leverage any investment to a maximum of 80% of the appraised value, said appraised value established at the time of submitting a loan application.

Manner of Liquidating Investments

Investments may be disposed of by sale on an all-cash basis or upon other terms as determined by the Adviser in its sole discretion. We may accept purchase money obligations and other forms of consideration (including other real properties) in exchange for one or more investments. In connection with acquisitions or dispositions of investments, we may enter into certain guarantee or indemnification obligations relating to environmental claims, breaches of representations and warranties, claims against certain financial defaults and other matters, and may be required to maintain reserves against such obligations. In addition, we may dispose of less than 100% of our ownership interest in any investment in the sole discretion of the Adviser.

We will consider all viable exit strategies for our investments, including single asset and/or portfolio sales to institutions, investment companies, real estate investment trusts, individuals and 1031 exchange buyers.

Growth Policy

Our policy is to acquire properties primarily for the accumulation of capital gains.

Diversity in Investments

Our policy is that no more than 10% of all capital will be invested in any specific property. However, during initial operations where the total amount of assets is limited, we will seek to procure as many investments that we can in order to meet this policy consideration.

No Guarantee as to Success

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Adviser will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets.  Our Board of Directors will review our investment guidelines at least annually to determine whether our investment guidelines, property selection criteria, leverage policy and other investment policies continue to fulfill our investment objectives and continue to be in the best interests of our shareholders.

Our investment policies will provide the Adviser with substantial discretion with respect to the selection, purchase and sale of specific Investments, subject to the limitations in the Advisory Agreement. We may revise the investment policies, which are described below, without the approval of our stockholders. We will review the investment policies at least annually to determine whether the policies are in the best interests of our stockholders.

Prospective Investors are reminded that an investment in us is speculative and that we may or may not succeed and that any investment a Potential Investor makes may be lost.

Investment in Real Estate Mortgages

We may invest in real estate mortgages and bridge financing.

Investment in Other Securities

We intend to conduct operations so that we will not be required to register as an investment company under the Investment Company Act.

We expect that our investments in real estate will represent the substantial majority of our total asset mix, which would not subject us to the Investment Company Act. In order to maintain an exemption from regulation under the Investment Company Act, we intend to engage primarily in the business of buying real estate, and these investments are expected to be made within a year after the Offering ends.

If we are unable to invest a significant portion of the proceeds of the Offering in properties within one year of the termination of such Offering, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns, which would reduce the cash available for distribution to stockholders and possibly lower your returns.

In the event we cannot invest all of the proceeds of this Offering in real estate as we are required to do, we would invest money in low-yield, U.S. Government Securities, or maintain the liquidity of such proceeds until they may be invested in real estate.

To qualify for an exemption under the Investment Company Act, we are required to hold at least 60% of our assets in real property.  The Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.  Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. Government securities.  We intend, however, to limit our securities portfolio to 20% of our total assets.

It is possible that the staff of the SEC could disagree with any of our determinations.  If the staff of the SEC were to disagree with our analysis under the Investment Company Act, we would need to adjust our investment strategy.  Any such adjustment in our strategy could have a material adverse effect on us.

Although we will monitor our holdings and income in an effort to comply with the exclusions contained in the Investment Company Act, there can be no assurance that we will be able to remain in compliance or to maintain our exclusion from registration. Any of the foregoing could require us to adjust our strategy, which could limit our ability to make certain investments or require us to sell assets in a manner, at a price or at a time that we otherwise would not have chosen.  Compliance with exclusion from the Investment Company Act may also require that we not sell certain property or assets to maintain such exclusion from registration.  This could negatively affect the value of our preferred shares, the sustainability of our business model and our ability to make distributions.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

•	limitations on capital structure;
•	restrictions on specified investments;
•	restrictions on leverage or senior securities;
•	restrictions on unsecured borrowings;
•	prohibitions on transactions with affiliates; and
•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us.  Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us.  In addition, if we purchase or sell any real estate assets to avoid becoming an investment company under the Investment Company Act, our net asset value, the amount of funds available for investment and our ability to pay distributions to our shareholders could be materially adversely affected.

TAX TREATMENT OF COMPANY AND ITS SECURITY HOLDERS
WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR PREFERRED STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

The following is a summary of the current material U.S. federal income tax considerations relating to our company, our election to be taxed as a REIT and the purchase, ownership or disposition of our securities offered pursuant to this Offering Circular. Supplemental U.S. federal income tax considerations relevant to the ownership of certain securities offered by this Offering Circular may be provided in the prospectus supplement that relates to those securities. For purposes of this discussion, references to “we,” “our” and “us” mean only MacKenzie Realty Capital, Inc., and not its subsidiaries, except as otherwise indicated. This summary is for general information only and is not intended as individual tax advice. The information in this summary is based on:

•	the Code;
•	current, temporary and proposed Treasury regulations promulgated under the Code;
•	the legislative history of the Code;
•	current administrative interpretations and practices of the IRS; and
•	court decisions;

in each case, as of the date of this Offering Circular. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and holders of its securities. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated under the Code, and administrative and judicial interpretations thereof. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT, and the statements in this Offering Circular are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.  This summary does not discuss any state, local or non-U.S. tax consequences associated with the purchase, ownership, or disposition of our securities or our election to be taxed as a REIT. You are urged to consult your tax advisors regarding the tax consequences to you of:

•	the acquisition, ownership and sale or other disposition of our securities, including the United States federal, state, local, foreign and other tax consequences;
•	our election to be taxed as a REIT for United States federal income tax purposes; and
•	potential changes in the applicable tax laws.

  Tax matters are very complicated and the tax consequences to a U.S. person or a Non-U.S. person of an investment in our securities will depend on the facts of his, her, or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any possible changes in the tax laws.

Federal Income Taxation of MRC

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code and applicable Treasury Regulations, which set forth the requirements for qualifying as a REIT, commencing with our taxable year beginning January 1, 2014.  We believe that we have been organized and operated in a manner so as to qualify for taxation as a REIT under the Code and we intend to continue to operate in such a manner.  No assurance, however, can be given that we in fact have qualified or will remain qualified as a REIT. See “—Failure to Qualify”.

Our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Husch Blackwell LLP.  Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy those requirements.  Further, the anticipated federal income tax treatment described in this discussion may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.  The information in this section, is based on the Code, current, temporary and proposed Treasury Regulations, the Code legislative history, current IRS administrative interpretations and practices, and court decisions.  The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this Offering Circular.  No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law, or adversely affect existing interpretations of existing law, on which the opinion and the information in this section are based.  Any change of this kind could apply retroactively to transactions preceding the date of the change. Even if there is no change in applicable law, no assurance can be provided that the statements made in the following discussion, will not be challenged by the IRS or will be sustained by a court if so challenged.

The remainder of this section discusses U.S. federal income tax consequences to us and to our stockholders as a result of our election to be taxed as a REIT.  For as long as we qualify for taxation as a REIT, we generally will not be subject to Federal corporate income taxes on net income that we currently distribute to stockholders. This treatment substantially eliminates the “double taxation” (at the corporate and security holder levels) that generally results from investment in a “C” corporation.  A “C” corporation is a corporation that generally is required to pay tax at the corporate level.  Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed.  Notwithstanding a REIT election, however, we will be subject to Federal income tax in the following circumstances:

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First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains, provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level.

•	Second, under certain circumstances, we may be subject to the “alternative minimum tax” on any items of tax preference and alternative minimum tax adjustments.
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Third, if we have (i) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

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Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax on prohibited transactions.

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Fifth, if we should fail to satisfy the 75.0% gross income test or the 95.0% gross income test (as discussed below), and have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a tax in an amount equal to the greater of either (i) the amount by which 75.0% of our gross income exceeds the amount qualifying under the 75.0% test for the taxable year or (ii) the amount by which 95.0% of our gross income exceeds the amount of our income qualifying under the 95.0% test for the taxable year, multiplied in either case by a fraction intended to reflect our profitability.

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Sixth, if we should fail to satisfy any of the asset tests (as discussed below) for a particular quarter and do not qualify for certain de minimis exceptions but have nonetheless maintained our qualification as a REIT because certain other requirements are met, we will be subject to a tax equal to the greater of (i) $50,000 or (ii) the amount determined by multiplying the highest corporate tax rate by the net income generated by the nonqualifying assets that caused us to fail such test.

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Seventh, if we fail to satisfy REIT requirements (other than the income or asset tests) and the violation is due to reasonable cause and not due to willful neglect, we will maintain our REIT status but we must pay a penalty of $50,000 for each such failure.

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Eighth, if we should fail to distribute during each calendar year at least the sum of (i) 85.0% of our REIT ordinary income for such year; (ii) 95.0% of our REIT capital gain net income for such year (for this purpose such term includes capital gains which we elect to retain but which we report as distributed to our stockholders; see “Annual Distribution Requirements” below); and (iii) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

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Ninth, we would be subject to a 100.0% penalty tax with respect to amounts received (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among us, our tenants and a taxable REIT subsidiary were not comparable to similar arrangements among unrelated parties.

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Tenth, if we sell property subject to the built-in gains tax, we will be subject to a corporate level tax on such built-in gains if such assets are sold during the five-year period following the acquisition of such property.  Built-in gain assets are assets whose fair market value exceeds the REIT’s adjusted tax basis at the time the asset was acquired from a C corporation and our initial tax basis in the asset is less than the fair market value of that asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Treasury Regulations exclude from the application of this built-in gains tax any gain from the sale of property we acquire in an exchange under Section 1031 (a like-kind exchange) or 1033 (an involuntary conversion) of the Code.

•	Eleventh, our subsidiaries that are C corporations, including our “taxable REIT subsidiaries,” generally will be required to pay federal corporate income tax on their earnings.
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Twelfth, we may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the stockholder in our capital stock.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(i)                  that is managed by one or more trustees or directors;

(ii)                that issues transferable shares or transferable certificates of beneficial interest to evidence its beneficial ownership;

(iii)              that would be taxable as a domestic corporation but for Code Sections 856 through 860;

(iv)               that is not a financial institution or an insurance company within the meaning of the Code;

(v)                that is beneficially owned by 100 or more persons;

(vi)               not more than 50.0% in value of the outstanding capital stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year after applying certain attribution rules;

(vii)             that makes an election to be treated as a REIT for the current taxable year or has made an election for a previous taxable year which has not been terminated or revoked; and

(viii)           which meets certain other tests, described below, regarding the nature of its income and assets.

The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Condition (vi) must be met during the last half of each taxable year.  For purposes of determining stock ownership under condition (vi), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual.  However, a trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (vi).  MRC should satisfy conditions (v) and (vi) based upon existing ownership. If we fail to satisfy these stock ownership requirements, we will fail to qualify as a REIT.  We believe that we have been organized, have operated and have issued sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (i) through (viii), inclusive, during the relevant time periods. In addition, our Charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (v) and (vi) above.  These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will, in all cases, be able to continue to satisfy, the share ownership requirements described in conditions (v) and (vi) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate.  If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (vi) above, we will be treated as having met this requirement.  See “—Failure to Qualify”.  In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year and we comply with the recordkeeping requirements of the Code and the Treasury Regulations promulgated thereunder.  We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries

In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes, including such partnership’s or limited liability company’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes in which it owns an interest, would be treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of Our Operating Through Partnerships and Limited Liability Companies.”

We have sufficient control of our subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity.  In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code.  If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary generally will be disregarded for federal income tax purposes.  Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT.  All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself for all purposes under the Code, including all REIT qualification tests.  A qualified REIT subsidiary of ours will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships (including partnerships in which we are a partner) and the collection of any tax resulting from such audits or other tax proceedings. Under the new rules, which are generally effective for taxable years beginning after December 31, 2017, among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. Although it is uncertain how these new rules will be implemented, it is possible that they could result in partnerships in which we directly or indirectly invest being required to pay additional taxes, interest, and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. The changes created by the Bipartisan Budget Act of 2015 depend in many respects on the promulgation of future regulations or other guidance by the U.S. Department of the Treasury, the particular provisions of each partnership or limited liability company agreement and elections made by the partnership representative on behalf of the partnership.

Ownerships of Interests in Taxable REIT Subsidiaries

A “taxable REIT subsidiary” is an entity taxable as a corporation in which we own stock and that elects with us to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing more than 35.0% of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of ours. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

Generally, a taxable REIT subsidiary can perform impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. Subject to the tests described below, a taxable REIT subsidiary may own assets that are not considered real estate assets. Therefore, we may utilize taxable REIT subsidiaries to hold certain non-REIT qualifying investments. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to us. In addition, we will be obligated to pay a 100.0% penalty tax with respect to some payments that we receive or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements among us, our tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

Income Tests

In order for us to maintain qualification as a REIT, certain separate percentage tests relating to the source of our gross income must be satisfied annually. First, at least 75.0% of our gross income (excluding gross income from prohibited transactions) for each taxable year generally must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property,” gain, and, in certain circumstances, interest) or from certain types of temporary investments.  Second, at least 95.0% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) for each taxable year must be derived from such real property investments described above, dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

Rents received by us will qualify as “rents from real property” in satisfying the above gross income tests only if several conditions are met.  First, the amount of rent generally must not be based in whole or in part on the income or profits of any person.  However, amounts received or accrued generally will not be excluded from “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Second, rents received from a tenant will not qualify as “rents from real property” if we, or a direct or indirect owner of 10.0% or more of our stock, actually or constructively owns 10.0% or more of such tenant (a “Related Party Tenant”).  We may, however, lease our properties to a taxable REIT subsidiary and rents received from that subsidiary generally will not be disqualified from being “rents from real property” by reason of our ownership interest in the subsidiary if at least 90.0% of the property in question is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space, as determined pursuant to the rules in Code section 856(d)(8).

Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15.0% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.”  This 15.0% test is based on relative fair market value of the real and personal property.  If the rent attributable to personal property does not exceed 15.0% of the total rent received under the lease, then the portion of the rent attributable to such personal property will qualify as “rents from real property” and the personal property will be treated as a real estate asset for purposes of the 75.0% assets test (as discussed below).  In addition, in the case of any obligation secured by a mortgage on both real and personal property, if the fair market value of such personal property does not exceed 15.0% of the total fair market value of all such property, interest on such obligation is qualifying interest for purposes of the 75.0% gross income test and the obligation will be treated as a real estate asset for purposes of the 75.0% assets test.

Generally for rents to qualify as “rents from real property” for the purposes of the gross income tests, we are only allowed to provide services that are both “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Income received from any other service will be treated as “impermissible tenant service income” unless the service is provided through an independent contractor that bears the expenses of providing the services and from whom we derive no revenue or through a taxable REIT subsidiary, subject to specified limitations.  The amount of impermissible tenant service income we receive is deemed to be the greater of the amount actually received by us or 150.0% of our direct cost of providing the service. If the impermissible tenant service income exceeds 1.0% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1.0% of our total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

To the extent our taxable REIT subsidiaries pay dividends, we generally will derive our allocable share of such dividend. Such dividend income will qualify under the 95.0%, but not the 75.0%, gross income test. We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75.0% or 95.0% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. The relief provisions generally will be available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, and, following the REIT’s identification of the failure to meet either of the gross income tests, a description of each item of the REIT’s gross income shall be included in a schedule for the relevant taxable year that is filed in accordance with the applicable regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

Hedging Transactions

From time to time, we or our subsidiaries may enter into hedging transactions with respect to one or more of our or our subsidiaries’ assets or liabilities. Our or our subsidiaries’ hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75.0% and 95.0% gross income tests. A “hedging transaction” means (1) any transaction entered into in the normal course of our or our subsidiaries’ trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75.0% or 95.0% gross income test (or any property which generates such income or gain) or (3) any hedging transaction entered into in connection with the extinguishment of specified indebtedness or disposal of property with respect to a position entered into under (1) or (2) above, if the position would be ordinary property. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT; however, no assurance can be given that our hedging activities will give rise to income that qualifies for purposes of either or both of the gross income tests.

Prohibited Transaction Income

Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized either directly or through any subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100.0% penalty tax, unless certain safe harbor exceptions apply.  This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT.  Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction.  We do not intend, and do not intend to permit any of our subsidiary partnerships or limited liability companies, to enter into any sales that are prohibited transactions.  However, the IRS may successfully contend that some or all of the sales made by our subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100.0% penalty tax on our allocable share of the gains resulting from any such sales.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100.0% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary of ours, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

Currently, our taxable REIT subsidiaries do not provide any services to our tenants or conduct other material activities. However, a taxable REIT subsidiary of ours may in the future provide services to certain of our tenants and pay rent to us. We intend to set any fees paid to our taxable REIT subsidiaries for such services, and any rent payable to us by our taxable REIT subsidiaries, at arm’s length rates, although the amounts paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100.0% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid, or on the excess rents paid to us.

Asset Tests

At the close of each quarter of our taxable year, we must satisfy six tests relating to the nature of our assets.

  At least 75.0% of the value of our total assets must be represented by “real estate assets,” cash, cash items and government securities. Our real estate assets include, for this purpose, our allocable share of real estate assets held by the partnerships in which we own an interest, and the non‑corporate subsidiaries of these partnerships, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long term debt. Real estate assets are defined to include debt instruments issued by publicly offered REITs that are not secured by a real estate asset (a “nonqualified publicly offered REIT debt instrument”). Although treated as a real estate asset, the gain on the sale of a nonqualified publicly offered REIT debt instrument does not qualify for purposes of the 75.0% gross income test and not more than 25% of the value of our total assets may be represented by nonqualified publicly offered REIT debt instruments.
  Not more than 25.0% of the value of our total assets may be represented by securities, other than those in the 75.0% asset class.
  Except for certain investments in REITs, qualified REIT subsidiaries, and taxable REIT subsidiaries, the value of any one issuer’s securities owned by us may not exceed 5.0% of the value of our total assets.
  Except for certain investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, we may not own more than 10.0% of the total voting power of any one issuer’s outstanding securities.
  Except for certain investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, we may not own more than 10.0% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the debt safe harbors discussed below.  As described further below, solely for purposes the 10.0% value test, the determination of our interest in the assets of an entity treated as a partnership for federal income tax purposes in which we own an interest will be based on our proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Code.
  Not more than 20.0% of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.  For tax years prior to 2018, this percentage was 25.0%.

For purposes of these asset tests, any shares of qualified REIT subsidiaries are not taken into account, and any assets owned by the qualified REIT subsidiary are treated as owned directly by the REIT.

Securities, for purposes of the assets tests, may include debt we hold.  However, the following types of arrangements generally will not be considered securities held by us for purposes of the 10.0% value test: (1) Straight debt securities of an issuer which meet the requirements of Code section 856(m)(2), discussed below; (2) Any loan to an individual or an estate; (3) Any Code section 467 rental agreement, other than with certain related persons; (4) Any obligation to pay rents from real property as defined in Code section 856(d)(1); (5) Any security issued by a state or any political subdivision thereof, the District of Columbia, a foreign government or any political subdivision thereof, or the Commonwealth of Puerto Rico, but only if the determination of any payment received or accrued under such security does not depend in whole or in part on the profits of any entity not described in the category or payments on any obligation issued by such an entity; (6) Any security issued by a REIT; or (7) Any other arrangement as determined by the Internal Revenue Service.  Under Code section 856(m)(2), debt generally will constitute “straight debt” if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money (1) which is not convertible, directly or indirectly, into stock and (2) the interest rate (and the interest payment dates) of which is not contingent on the profits, the borrower’s discretion or similar factors. However, a security may satisfy the definition of “straight debt” even though the time of payment of interest or principal thereunder is subject to a contingency, if: (i) such contingency does not have the effect of changing the effective yield to maturity more than the greater of 0.25% or 5.0% of the annual yield to maturity, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt instruments held by the REIT exceeds $1 million and not more than 12 months of unaccrued interest can be required to be prepaid thereunder. Second, a security can satisfy the definition of “straight debt” even though the time or amount of any payment thereunder is subject to a contingency upon a default or the exercise of a prepayment right by the issuer of the debt, provided that such contingency is consistent with customary commercial practice.

Certain “look-through” rules apply in determining a REIT partner’s share of partnership securities for purposes of the 10.0% value test.  Under such rules, a REIT’s interest as a partner in a partnership is not considered a security, and the REIT is deemed to own its proportionate share of each of the assets of the partnership. The REIT’s interest in the partnership assets is the REIT’s proportionate interest in any securities issued by the partnership, other than securities qualifying for the above safe harbors.  Therefore, a REIT that is a partner in a partnership must look through both its equity interest and interest in non-safe harbor debt securities issued by the partnership.  Any non-safe harbor debt instrument issued by a partnership will not be considered a security to the extent of the REIT’s interest as a partner in the partnership.  Also, any non-safe harbor debt instrument issued by a partnership will not be considered a security if at least 75% of the partnership’s gross income (excluding gross income from prohibited transactions) is derived from the sources described in Code section 856(c)(3), which sets forth the general REIT income test.

Certain corporate or partnership securities that otherwise would qualify under the straight debt safe harbor will not so qualify if the REIT holding such securities, and any of its controlled taxable REIT subsidiaries, holds other securities of the issuer which are not securities qualifying for any safe harbors if such non-qualifying securities have an aggregate value greater than one percent of the issuer’s outstanding securities.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through any partnership or limited liability company) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of an increase in our interest in any partnership or limited liability company).   Also, after initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in any partnership or limited liability company), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained, and we intend to maintain, adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period.  Under these provisions, we will be deemed to have met the 5.0% and 10.0% asset tests, and will not lose our REIT status, if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1.0% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. In addition, if a REIT fails to meet any of the asset test requirements for a particular quarter after the 30-day cure period, and the failure exceeds the above-described de minimis standard, then the REIT still will be considered to have satisfied these tests if the REIT satisfies several requirements. First, the REIT’s failure to satisfy the particular asset test must be due to reasonable cause and not due to willful neglect. Second, the REIT must file a schedule of the assets resulting in such failure with the IRS in accordance with the regulations and must dispose of the assets within six months after the last day of the quarter in which the REIT identified the failure (or such other time period prescribed by the IRS) or otherwise meet the requirements of those rules by the end of such time period. Finally, the REIT must pay a tax equal to the greater of $50,000 or the amount determined by multiplying the highest corporate tax rate by the net income generated by the assets described in the schedule for the period beginning on the first date that the failure occurs and ending on the date when the REIT disposes of such assets or the end of the first quarter when the REIT no longer fails to satisfy the particular asset test.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90.0% of our REIT taxable income; and
•	90.0% of the net income (after tax), if any, from foreclosure property, minus
•	the sum of certain items of noncash income.

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain.  In addition, our REIT taxable income will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation which was or had been a C corporation in a transaction in which our tax basis in the asset was less than the fair market value of the asset, in each case determined at the time we acquired the asset, within the five-year period following our acquisition of such asset.  See “—Tax Liabilities and Attributes Inherited from Other Entities.”  For purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

We generally must pay, or be treated as paying, the distribution in the taxable year to which they relate.  At our election, a distribution will be treated as paid in a taxable year if the dividends are declared before we timely file our tax return for the year and paid within 12 months of the end of the tax year but before the first regular dividend payment made after such declaration.  These distributions are treated as received by our stockholders in the year in which received.  This is so even though these distributions relate to the prior year for purposes of the 90.0% distribution requirement. With respect to distributions in tax years beginning after December 31, 2015, the aggregate amount of dividends designated by the REIT as a capital gain dividend or qualified dividend income cannot exceed the dividends paid or deemed paid by the REIT under Section 858 with respect to such year.

If we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared.  These distributions will be treated as received by our stockholders on December 31 of the declaration year.

To the extent that we do not distribute all of our net capital gain or distribute at least 90.0%, but less than 100.0%, of our “REIT taxable income,” as adjusted, we will be subject to tax on the nondistributed amount at regular capital gains and ordinary corporate tax rates.  Furthermore, if we should fail to distribute during each calendar year at least the sum of (i) 85.0% of our REIT ordinary income for such year; (ii) 95.0% of our REIT capital gain income for such year; and (iii) any undistributed taxable income from prior periods, we will be subject to a 4.0% excise tax on the excess of such required distribution over the amounts actually distributed.

We may elect to retain and pay tax on net long-term capital gains and require our stockholders to include their proportionate share of such undistributed net capital gains in their income.  If we make such election, stockholders would receive a tax credit attributable to their share of the capital gains tax paid by us, and would receive an increase in the basis of their shares in us in an amount equal to the security holder’s share of the undistributed net long-term capital gain reduced by the amount of the credit.  Further, any undistributed net long-term capital gains that are included in the income of our stockholders pursuant to this rule will be treated as distributed for purposes of the 4.0% excise tax.

We intend to continue to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that we, from time to time, may not have sufficient cash or liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at our taxable income, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, we may arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends.  If the amount of nondeductible expenses exceeds noncash deductions, we may refinance our indebtedness to reduce principal payments and may borrow funds for capital expenditures.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year that may be included in our deduction for dividends paid for the earlier year.  Thus, we may avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction taken for deficiency dividends.  While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year and no relief provisions apply, we will be subject to tax (including any applicable alternative minimum tax for years beginning prior to January 1, 2018) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will such distributions be required to be made. In such event, the distributions would be subject to tax to the stockholders as described under “Federal Income Tax Considerations for Holders of Our Capital Stock.”  Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.  It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Further, if we fail to satisfy one or more REIT qualification requirements, other than the income or asset tests (for which limited relief provisions are described above under “—Income Tests” and “—Asset Tests”), we could avoid losing our qualification as a REIT provided such violations are due to reasonable cause and not due to willful neglect, and provided further that we pay a penalty of $50,000 for each such failure.

Tax Aspects of Our Operating Through Partnerships and the Limited Liability Companies

General. Some of our investments are held indirectly through partnerships and limited liability companies that we believe are and will continue to be treated as partnerships or disregarded entities for federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax.  Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company.  We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements.  Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by these partnerships and limited liability companies, based on our interests in each such entity.

Entity Classification. Our interests in the partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as disregarded entities or partnerships.  For example, an entity that would otherwise be treated as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met.  A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations.  Interests in a partnership are not treated as readily tradable on a secondary market, or the substantial equivalent thereof, if all interests in the partnership were issued in one or more transactions that were not required to be registered under the Securities Act, and the partnership does not have more than 100 partners at any time during the taxable year of the partnership, taking into account certain ownership attribution and anti-avoidance rules (the “100 Partner Safe Harbor”).  If any of our partnerships and limited liability companies do not qualify for the 100 Partner Safe Harbor, the interests in such partnerships and limited liability companies would nonetheless be viewed as not readily tradable on a secondary market or the substantial equivalent thereof if the sum of the percentage interests in capital or profits transferred during any taxable year does not exceed 2.0% of the total interests in any such partnership’s or limited liability company’s capital or profits, subject to certain exceptions.  We believe our partnerships and limited liability companies will be classified as partnerships or disregarded entities for federal income tax purposes, and we do not anticipate that any of them will be treated as a publicly traded partnership that is taxable as a corporation.  If any of our partnerships or limited liability companies were to be treated as a publicly traded partnership, it would be taxable as a corporation unless it qualified for the statutory “90.0% qualifying income exception.”  Under that exception, a publicly traded partnership is not subject to corporate-level tax if 90.0% or more of its gross income consists of dividends, interest, “rents from real property” (as that term is defined for purposes of the rules applicable to REITs, with certain modifications), gain from the sale or other disposition of real property, and certain other types of qualifying income.  However, if any such entity did not qualify for this exception or was otherwise taxable as a corporation, it would be required to pay an entity-level tax on its income.  In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests.  This, in turn, could prevent us from qualifying as a REIT.  See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests.  In addition, a change in the tax status of any of our partnerships or limited liability companies might be treated as a taxable event.  If so, we might incur a tax liability without any related cash payment.

Allocations of Income, Gain, Loss and Deduction. A partnership agreement will generally determine the allocation of income and loss among partners.  These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations thereunder.  Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners.  If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership.  This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time.  These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.  Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences.  Depending on the method we choose in connection with any particular contribution of a property by us to a partnership or limited liability company, the carryover basis of each of the contributed interests in the properties in the hands of such partnership or limited liability company (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our partnerships.  An allocation described in clause (2) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by a partnership or limited liability company in which we hold an interest in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Tax Liabilities and Attributes Inherited from Other Entities

                From time to time, we may acquire “C” corporations in transactions in which the basis of the corporations’ assets in our hands is determined by reference to the basis of the assets in the hands of the acquired corporations, or carry-over basis transactions.  In the case of assets we acquire from a “C” corporation in a carry-over basis transaction, if we dispose of any such asset in a taxable transaction (including by deed in lieu of foreclosure) during the five year period beginning on the date of the carry-over basis transaction, then we will be required to pay tax at the highest regular corporate tax rate on the gain recognized to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date of the carry-over basis transaction.  The foregoing result with respect to the recognition of gain assumes that the “C” corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the “C” corporation.  Any taxes we pay as a result of such gain would reduce the amount available for distribution to our stockholders.

Our tax basis in the assets we acquire in a carry-over basis transaction may be lower than the assets’ fair market values at the time of such acquisition.  This lower tax basis could cause us to have lower depreciation deductions and more gain on a subsequent sale of the assets, and to have a correspondingly larger required distribution of income or gain to our stockholders, than would be the case if we had directly purchased the assets in a taxable transaction.  In addition, in such a carry-over basis transaction, we will succeed to any tax liabilities and earnings and profits of the acquired “C” corporation.

To qualify as a REIT, we must distribute any such earnings and profits by the close of the taxable year in which such transaction occurs. Any adjustments to the acquired corporation’s income for taxable years ending on or before the date of the transaction, including as a result of an examination of the corporation’s tax returns by the IRS, could affect the calculation of the corporation’s earnings and profits.  If the IRS were to determine that we acquired earnings and profits from a corporation that we failed to distribute prior to the end of the taxable year in which the carry-over basis transaction occurred, we could avoid disqualification as a REIT by using “deficiency dividend” procedures.  Under these procedures, we generally would be required to distribute any such earnings and profits to our stockholders as a dividend within 90 days of the determination and pay a statutory interest charge at a specified rate to the IRS.

Federal Income Tax Considerations for Holders of Capital Stock

The following is a summary of the material federal income tax consequences to you of purchasing, owning and disposing of our capital stock.  This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to security holders in light of their particular circumstances or who are subject to special rules, such as: banks, thrift institutions and certain other financial institutions; “S” corporations; real estate investment trusts; regulated investment companies; insurance companies; brokers and dealers in securities or currencies; certain securities traders; tax-exempt investors (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders” below); partnerships, pass through-entities and persons holding our capital stock through a partnership or other pass-through entity; holders subject to the alternative minimum tax; holders who receive capital stock through the exercise of employee stock options or otherwise as compensation; individual retirement accounts; certain tax-deferred accounts; persons holding our capital stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction; U.S. expatriates; U.S. persons (as defined below) whose functional currency is not the U.S. dollar; and foreign investors (except to the limited extent discussed in “—Taxation of Non-U.S. Stockholders” below).  Tax matters are very complicated, and the tax consequences of an investment in and holding of our securities will depend on the particular facts of each investor’s situation. Investors are advised to consult their own tax advisors with respect to the application to their own circumstances of the general federal income taxation rules described below and with respect to other federal, state, local or foreign tax consequences to them before making an investment in our securities.  Unless otherwise noted, this discussion assumes that investors are U.S. persons and hold our securities as capital assets.

A “U.S. person” generally is a beneficial owner of our securities that is, for U.S. federal income tax purposes, any one of the following:

•	a citizen or resident of the United States;
•	a corporation, partnership or other entity created in or organized under the laws of the United States or any political subdivision thereof;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (i) is subject to the supervision of a court within the United States and the control of a United States person or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non‑U.S. holder” is a beneficial owner of our securities that is not a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective security holder that is a partnership holding our securities or a partner of such a partnership should consult his, her or its own tax adviser with respect to the purchase, ownership and disposition of our securities.

Taxation of Taxable U.S. Common Stockholders. As long as we qualify as a REIT, distributions made to our taxable U.S. common stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends or retained capital gains) will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts.

If we receive qualified dividend income and designate such portion of our distributions as qualified dividend income in a written notice mailed not later than 60 days after the close of its taxable year, an individual U.S. stockholder may qualify (provided holding period and certain other requirements are met) to treat such portion of the distribution as qualified dividend income, eligible to be taxed at the reduced maximum rate of generally 20.0%.  Qualified dividend income is, in general, dividend income from taxable domestic corporations and qualified foreign corporations.  A qualified foreign corporation generally excludes any foreign corporation which for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a passive foreign investment company.  The total amount that can be designated by us as qualified dividend income generally cannot exceed the sum of (1) our qualified dividend income for the tax year, (2) the amount of our REIT taxable income and income taxed under the Code section 337(d) regulations, minus the tax on these items, for the prior year and (3) the amount of any earnings and profits that were distributed by us for the tax year and accumulated in a tax year during which we were not subject to the REIT rules.  However, pursuant to Section 857(g) the aggregate amount of dividends designated by us as qualified dividend income or capital gain dividends (as discussed below) with respect to any taxable year may not exceed tax dividends paid by us with respect to such year. For these purposes, dividends paid after the close of the taxable year pursuant to Section 858 shall be treated as paid with respect to such year.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of such stockholder’s stock, but rather will reduce the adjusted basis of such shares as a return of capital.  To the extent that such distributions exceed the adjusted basis of a stockholder’s stock, they will be included in income as long‑term capital gain (or short‑term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by us in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year.  For purposes of determining what portion of a distribution is attributable to current or accumulated earnings and profits, earnings and profits will first be allocated to distributions made to holders of any shares of our preferred stock outstanding at the applicable time. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of ours.

Under the Tax Cuts and Jobs Act, for tax years beginning after December 31, 2017, and prior to January 1, 2026, noncorporate stockholders are generally eligible to deduct up to 20% of the amount of ordinary REIT dividends that are not designated as capital gain dividends or qualified dividend income, subject to certain limitations.

In general, any gain or loss realized upon a taxable disposition of shares by a stockholder who is not a dealer in securities will be treated as a long‑term capital gain or loss if the shares have been held for more than one year, otherwise as short‑term capital gain or loss.  However, any loss upon a sale or exchange of stock by a stockholder who has held such shares for six months or less (after applying certain holding period rules) generally will be treated as long‑term capital loss to the extent of distributions from us required to be treated by such stockholder as long‑term capital gain.

Distributions that we properly designate as capital gain dividends will be taxable to stockholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year and to the extent they do not exceed the limitation under Section 857(g), discussed above) from the sale or disposition of a capital asset held for greater than one year. If we designate any portion of a dividend as a capital gain dividend, a U.S. stockholder will receive an Internal Revenue Service Form 1099‑DIV indicating the amount that will be taxable to the stockholder as capital gain.  However, stockholders that are corporations may be required to treat up to 20.0% of certain capital gain dividends as ordinary income.  A portion of capital gain dividends received by noncorporate taxpayers may be subject to tax at a 25.0% rate to the extent attributable to certain gains realized on the sale of real property.  In addition, noncorporate taxpayers are generally taxed at a maximum rate of 20.0% on net long‑term capital gain (generally, the excess of net long‑term capital gain over net short‑term capital loss) attributable to gains realized on the sale of property held for greater than one year.

Distributions we make and gain arising from the sale or exchange by a stockholder of shares of our stock will not be treated as passive activity income, and, as a result, stockholders generally will not be able to apply any “passive losses” against such income or gain.  Distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our stock (or distributions treated as such) will not be treated as investment income under certain circumstances.

Upon any taxable sale or other disposition of our common stock, a U.S. stockholder will recognize gain or loss for Federal income tax purposes on the disposition of our stock in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on such disposition; and
•	the U.S. stockholder’s adjusted basis in such stock for tax purposes.

Gain or loss will be capital gain or loss if the common stock has been held by the U.S. stockholder as a capital asset. The applicable tax rate will depend on the stockholder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long‑term capital gain) and the stockholder’s tax bracket.  A U.S. stockholder who is an individual or an estate or trust and who has long‑term capital gain will be subject to a maximum capital gain rate of 20.0%.  However, to the extent that the capital gain realized by a non‑corporate stockholder on the sale of REIT stock corresponds to the REIT’s “unrecaptured Section 1250 gain,” such gain may be subject to tax at a rate of 25.0%.  Stockholders are advised to consult with their own tax advisors with respect to their capital gain tax liability.

Taxation of Tax‑Exempt Stockholders. Provided that a tax‑exempt stockholder has not held our common stock as “debt financed property” within the meaning of the Internal Revenue Code, the dividend income from us will not be unrelated business taxable income, referred to as UBTI, to a tax‑exempt stockholder.  Similarly, income from the sale of common stock will not constitute UBTI unless the tax‑exempt stockholder has held its stock as debt financed property within the meaning of the Internal Revenue Code or has used the common stock in a trade or business. However, for a tax‑exempt stockholder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from Federal income taxation under Internal Revenue Code sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, or a single parent title‑holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax‑exempt organizations, income from an investment in our securities will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code.  These tax exempt stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

A “qualified trust” (defined to be any trust described in Code Section 401(a) and exempt from tax under Code Section 501(a)) that holds more than 10.0% of the value of the shares of a REIT may be required, under certain circumstances, to treat a portion of distributions from the REIT as UBTI.  This requirement will apply for a taxable year only if (i) the REIT satisfies the requirement that not more than 50.0% of the value of its shares be held by five or fewer individuals (the “five or fewer requirement”) only by relying on a special “look‑through” rule under which shares held by qualified trust stockholders are treated as held by the beneficiaries of such trusts in proportion to their actuarial interests therein; and (ii) the REIT is “predominantly held” by qualified trusts.  A REIT is “predominantly held” by qualified trusts if either (i) a single qualified trust holds more than 25.0% of the value of the REIT shares, or (ii) one or more qualified trusts, each owning more than 10.0% of the value of the REIT shares, hold in the aggregate more than 50.0% of the value of the REIT shares. If the foregoing requirements are met, the percentage of any REIT dividend treated as UBTI to a qualified trust that owns more than 10.0% of the value of the REIT shares is equal to the ratio of (i) the UBTI earned by the REIT (computed as if the REIT were a qualified trust and therefore subject to tax on its UBTI) to (ii) the total gross income (less certain associated expenses) of the REIT for the year in which the dividends are paid.  A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5.0% for any year.

The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five or fewer requirement without relying on the “look‑through” rule.

Taxation of Non‑U.S. Stockholders. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, “Non‑U.S. stockholders”) are complex, and no attempt will be made herein to provide more than a limited summary of such rules. The discussion does not consider any specific facts or circumstances that may apply to a particular Non‑U.S. stockholder.  Prospective Non‑U.S. stockholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in our stock, including any reporting requirements.

Distributions that are not attributable to gain from sales or exchanges by us of U.S. real property interests and not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits.  Such distributions ordinarily will be subject to a withholding tax equal to 30.0% of the gross amount of the distribution. If a Non‑U.S. stockholder qualifies for benefits under an applicable income tax treaty, the 30.0% U.S. federal income tax withholding rate on dividend distributions to such stockholder may be reduced significantly.  However, if income from the investment in our stock is treated as effectively connected with the Non‑U.S. stockholder’s conduct of a U.S. trade or business, the Non‑U.S. stockholder generally will be subject to a tax at graduated rates in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to a branch profits tax of up to 30.0% if the stockholder is a foreign corporation).  We expect to withhold U.S. income tax at the rate of 30.0% on the gross amount of any dividends paid to a Non‑U.S. stockholder that are not designated as capital gain dividends, unless either:

•	a lower treaty rate applies and the Non‑U.S. stockholder files an IRS Form W‑8BEN evidencing eligibility for that reduced rate is filed with us or
•	the Non‑U.S. stockholder filed an IRS Form W‑8ECI with us claiming that the distribution is income treated as effectively connected to a U.S. trade or business.

A non‑U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that stock.  A non‑U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock, if the non‑U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend.  However, a non‑U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Additional withholding regulations may require us to withhold 15.0% of any distribution that exceeds our current and accumulated earnings and profits.  Consequently, although we intend to withhold at a rate of 30.0% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 15.0% on any portion of a distribution not subject to withholding at a rate of 30.0%.

Except as discussed below with respect to 10.0% or less holders of regularly traded classes of stock, for any year in which we qualify as a REIT, a non‑U.S. stockholder will incur tax on distributions by us that are attributable to gain from our sale or exchange of USRPIs under special provisions of the United States federal income tax laws known as the Foreign Investment in Real Property Act, or “FIRPTA.”  The term USRPIs includes interests in real property and shares in corporations at least 50.0% of whose assets consist of interests in U.S. real property. Under those rules, a non‑U.S. stockholder is taxed on distributions by us attributable to gain from sales of USRPIs as if the gain were effectively connected with a United States trade or business of the non‑U.S. stockholder.  A non‑U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual.  A non‑U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30.0% branch profits tax on such a distribution.  We must withhold 35.0% of any distribution that we could designate as a capital gain dividend. A non‑U.S. stockholder may receive a credit against its tax liability for the amount we withhold.  However, FIRPTA and the 35.0% withholding tax will not apply to any capital gain dividend with respect to any class of our stock which is regularly traded on an established securities market located in the United States if the recipient non‑U.S. stockholder did not own more than 10.0% of such class of stock at any time during the one-year period ending on the date of distribution.  Instead, any capital gain dividend will be treated as an ordinary distribution subject to the rules discussed above, which generally impose a 30.0% withholding tax (unless reduced by a treaty).  Also, the branch profits tax will not apply to such a distribution.

A non‑U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a sale of our common stock as long as at all times during the testing period non‑U.S. persons hold, directly or indirectly, less than 50.0% in value of our stock.  We cannot assure you that that test will be met, but, if such test is satisfied, the sale of our stock will not be subject to tax under FIRPTA, regardless of the percentage owned by such holder and whether our stock is regularly traded on an established securities market.  Even if we meet this test, pursuant to “wash sale” rules under FIRPTA, a non‑U.S. stockholder may incur tax under FIRPTA to the extent such stockholder disposes of stock within a certain period prior to a capital gain distribution and directly or indirectly (including through certain affiliates) reacquires stock within certain prescribed periods.  However, a non‑U.S. stockholder will not incur tax under FIRPTA on a disposition of the shares of our common or preferred stock if: (i) such non‑U.S. stockholder owned, actually or constructively, at all times during a specified testing period, 10.0% or less of the total fair market value of a class of our stock that is “regularly traded” on an established securities market; (ii) such non‑U.S. stockholder owned shares of a class of our stock that is not publicly traded on an established securities market if the fair market value of the shares acquired by such non‑U.S. stockholder on the date of acquisition did not exceed 10.0% of the regularly traded class of stock with the lowest fair market value; or (iii) such non‑U.S. stockholder owned shares of a class of our stock that is convertible into a class of our stock that is regularly traded if the fair market value of the shares acquired by such non‑U.S. stockholder on the date of acquisition did not exceed 10.0% of the total fair market value of the regularly traded class of stock that such shares are convertible into. If our common stock is listed, then for as long as it is regularly traded on an established securities market, a non‑U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock if it owns, actually or constructively, 10.0% or less of our common stock. If the gain on the sale of our stock were taxed under FIRPTA, a non‑U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non‑U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•
the gain is effectively connected with the non‑U.S. stockholder’s United States trade or business, in which case the non‑U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•
the non‑U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non‑U.S. stockholder will incur a 30.0% tax on his or her capital gains derived from sources within the United States.

Under the Protecting American from Tax Hikes Act of 2015 (the “PATH Act”), REIT stock held by certain qualified collective investment entities will not be treated as a USRPI subject to FIRPTA.  In addition, the PATH Act exempts certain foreign retirement and pension funds from FIRPTA.

State and Local Taxes

We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside (although U.S. stockholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to our operations and distributions).  The state and local tax treatment of us and our stockholders may not conform to the Federal income tax consequences discussed above.  Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

Information Reporting and Backup Withholding

Applicable Treasury Regulations provide presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payor.  Because the application of these Treasury Regulations varies depending on the stockholder’s particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

U.S. Holders. A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on our stock or proceeds from the sale or other taxable disposition of our stock. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;
•	furnishes an incorrect taxpayer identification number;
•	is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or
•
fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders. Payments of dividends on our stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN or W-8BEN-E (or other applicable successor form) or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption.  Proceeds of a disposition of our stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

 Tax Consequences of Participation in Dividend Reinvestment Plan

If you elect to participate in our dividend reinvestment program and are subject to federal income taxation, you will incur a tax liability for dividends allocated to you even though you have elected not to receive the dividends in cash but rather to have the dividends withheld and reinvested pursuant to our dividend reinvestment program. Specifically, you will be treated as if you have received the dividend from us in cash and then applied such dividend to the purchase of additional shares. In addition, to the extent you purchase shares through our dividend reinvestment program at a discount to their fair market value, you will be treated for tax purposes as receiving an additional dividend equal to the amount of the discount, if any. You will be taxed on the amount of the dividend as a dividend to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain distribution. You may be subject to backup withholding if you fail to comply with certain tax requirements. See “Information Reporting and Backup Withholding.”

Additional Considerations

Medicare Tax.  For taxable years beginning after December 31, 2012, a 3.8 percent tax will generally be imposed on the net investment income of certain individuals with a modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” will generally include interest (including interest on our debt securities), dividends (including dividends paid with respect to our stock), annuities, royalties, rent, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of shares of our stock) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain.

Foreign Accounts. Withholding taxes may be imposed under Sections 1471 to 1474 of the Internal Revenue Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities (including payments to U.S. holders who hold shares of our capital stock through such a foreign financial institution or non-U.S. entity).

Specifically, a 30.0% withholding tax may be imposed on dividends on, and gross proceeds from, the sale or other disposition of, our capital stock paid to a foreign financial institution or to a non-financial foreign entity, unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Internal Revenue Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules.  If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Internal Revenue Code), annually report certain information about such accounts, and withhold 30.0% on certain payments to non-compliant foreign financial institutions and certain other account holders.  Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and IRS guidance, withholding under FATCA generally applies to payments of dividends, and will apply to payments of gross proceeds from a sale or other disposition of capital stock on or after January 1, 2017.  Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the FATCA withholding we may treat the entire distribution as a dividend.  Prospective investors should consult their tax advisors regarding these withholding provisions.

 Tax Cuts and Jobs Act and Potential U.S. Federal Income Tax Developments

The Tax Cuts and Jobs Act was signed into law on December 22, 2017, and generally applies with respect to taxable years beginning after December 31, 2017. The Tax Cuts and Jobs Act made significant changes to the Internal Revenue Code affecting the taxation of businesses and their owners, including REITs and the stockholders of REITs, and, in certain cases, modifies the tax rules discussed herein. Among other items, the Tax Cuts and Jobs Act made the following changes:

•
For tax years beginning after December 31, 2017, and before January 1, 2026, (i) the U.S. federal income tax rates on ordinary income of individuals, trusts and estates have been generally reduced, and (ii) non-corporate taxpayers are permitted to take a deduction equal to 20% of certain pass-through business income, including dividends received from REITs that are not designated as capital gain dividends or qualified dividend income, subject to certain limitations.

•	The maximum U.S. federal income tax rate for corporations has been reduced from a maximum rate of 35% to a flat 21% rate, and the alternative minimum tax has been eliminated for corporations.

•
The maximum withholding rate on distributions by us to non-U.S. stockholders that are treated as attributable to gain from the sale or exchange of a U.S. real property interest is reduced from 35% to 21%.

•
Certain new limitations on the deductibility of interest expense now apply, which generally limit the deduction for net business interest to 30% of the borrower’s adjusted taxable income (excluding non-business income, net operating business interest income, and for taxable years beginning before January 1, 2022, depreciation and amortization). If a REIT and its taxable REIT subsidiaries qualify as real estate companies, they can elect not to be subject to such limitation in exchange for depreciation of corporate property using longer depreciation schedules than would otherwise be available.

•
Certain new limitations on the ability to recognize net operating losses now apply, which limitations may affect the timing and amount of recognition of net operating losses generated by REITs and taxable REIT subsidiaries.

•
A U.S. tax-exempt stockholder that is subject to tax on its unrelated business taxable income
(“UBTI”) will be required to separately compute its taxable income and loss for each unrelated trade or business activity for purposes of determining its UBTI.

•
New accounting rules generally require taxpayers, including REITs, to recognize income items for federal income tax purposes no later than when such taxpayer takes the item into account for financial reporting purposes, which may accelerate recognition of certain income items.

The Tax Cuts and Jobs Act also makes significant changes to the taxation of international businesses, which may affect us and how we are taxed on income earned by our non-U.S. subsidiaries.

This summary is not a comprehensive discussion of the changes to U.S. federal income tax laws as a result of the enactment of the Tax Cuts and Jobs Act. The rules dealing with federal income taxation, including implementation of the changes and technical corrections to the Tax Cuts and Jobs Act, are constantly under review by the IRS, the United States Department of the Treasury and United States Congress. New U.S. federal income tax legislation or other provisions may be enacted into law or new interpretations, rulings or Treasury Regulations could be adopted, all of which could affect the taxation of us, our affiliated entities, and our stockholders. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting us or our stockholders. Consequently, the tax treatment described herein may be modified prospectively or retroactively by legislative action.

DETERMINATION OF MARKET PRICE

We are not stating a market price for the preferred shares offered under this Offering Circular because there is no market for our preferred shares.

DESCRIPTION OF SECURITIES

The following description is based on relevant portions of the MGCL and on our Charter and Second Amended and Restated Bylaws (“Bylaws”). This summary is not necessarily complete, and we refer you to the MGCL and our Charter and Bylaws for a more detailed description of the provisions summarized below.

Capital Stock

Our authorized stock consists of 100,000,000 shares of stock, par value $0.0001 per share, 80,000,000 which are initially designated as common stock, and 20,000,000 of which are initially designated as preferred stock. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. We use a fiscal year‑end of June 30. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations. As of December 31, 2020, our common stock is the only class of our securities outstanding until preferred shares are sold in this offering:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amounts Shown Under Column (3)
Common stock	80,000,000	-	13,342,821.24
Preferred Stock	20,000,000		0
Under our Charter, our Board of Directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock without obtaining stockholder approval. As permitted by the MGCL, our Charter provides that the Board of Directors, without any action by our stockholders, may amend the Charter from time to time in limited circumstances. Stockholders cannot be required to contribute additional capital.

Preferred Stock
In General. The securities being offered hereby are investments in a corporation that intends to elect to be taxed as a real estate investment trust, or REIT, which owns and invests in the Investments and conducts some of its operations through the Operating Partnership. Shares of Series A Preferred Stock are being offered by us at $25.00 per preferred share (the “Purchase Price”). The minimum subscription amount is $5,000 (200 preferred shares at $25.00 per Preferred Share), except that we, in our sole discretion, may permit certain investors to purchase fewer preferred shares.

Preferred Dividend. The holders of the preferred shares will be entitled to receive preferred cumulative cash dividends on each preferred share at an annual rate of 6% (the “Preferred Dividend”). While our Charter sets forth the preferred shares’ preference as to such dividends, there can be no assurance if or when they will be paid, only that they must be paid before any dividends can be paid to the common shareholders.  The Board has the ability to suspend the payment of the Preferred Dividend at any time.

Term of Investment. The preferred shares shall continue to accrue a Preferred Dividend until they have been redeemed or repurchased (see below).

Conversion Right. Upon receipt of notice from us that we intend to redeem the preferred shares, any holder thereof is entitled to elect instead to receive shares of our common stock as follows: each holder of preferred shares shall be entitled to elect to receive in lieu of the Purchase Price plus all accrued and unpaid dividends (the “Conversion Amount”), the number of shares of common stock equal to the Conversion Amount divided by $10.25.

Optional Early Redemption. Subject to the special redemption rights described below, we may, at our option, redeem shares of Series A Preferred Stock, in whole or in part from time to time, for cash during the Early Redemption Period (which begins on January 1, 2023) at a price per share equal to the Purchase Price plus an amount equal to all accrued and unpaid dividends thereon to, and including, the date on which the preferred shares are redeemed (the “Early Redemption Date”).

The Early Redemption Date will be selected by us and will be not less than 15 or more than 90 days after the date on which we send notice of the early redemption. Such notice will include: (i) the Early Redemption Date; (ii) the redemption price payable on the Early Redemption Date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be payable as part of the redemption price or payable on the next dividend payment date to the record holder at the close of business on the relevant dividend record date as described above; and (iii) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the preferred shares held by any holder are to be redeemed, the notice mailed to such holder will also specify the number of preferred shares held by such holder to be redeemed.

Any redemption of some but not all of the preferred shares will be done on a pro rata basis unless the Board elects to provide the holders of the preferred shares a “first come, first serve” redemption option.

If notice of redemption of any preferred shares has been given and if the funds necessary for such redemption have been set apart by us for the benefit of the holders of any preferred shares so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such preferred shares, such preferred shares will be redeemed in accordance with the notice and will no longer be deemed outstanding and all rights of the holders of such preferred shares will terminate, except the right to receive the redemption price payable upon such redemption without interest thereon. No further action on the part of the holders of such preferred shares will be required.

Special Redemption Rights. In connection with a Special Redemption Event, we have the right to redeem the preferred shares at any time on a date selected by us in our sole discretion (the “Special Redemption Date”) at a redemption price that is equal to the Purchase Price plus an amount equal to all accrued and unpaid dividends thereon to, and including, the Special Redemption Date, even if the Special Redemption Event occurs prior to January 1, 2023.

A “Special Redemption Event” means the date on which the shares of common stock are traded on a national securities exchange with at least three market makers or a New York Stock Exchange specialist.

Preferred Share Repurchase Program; Repurchase Rights. Upon the request of a stockholder, we may, at the sole discretion of the Board, repurchase the preferred shares held by such stockholder as follows:

(i)      Beginning on the day a stockholder acquires their preferred shares (the “Acquisition Date”) and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 88% of the Purchase Price for the preferred shares (or $22 per Preferred Share);

(ii)    Beginning on the first anniversary of the Acquisition Date and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 91% of the Purchase Price for the preferred shares (or $22.75 per Preferred Share);

(iii)  Beginning on the second anniversary of the Acquisition Date and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 94% of the Purchase Price for the preferred shares (or $23.50 per Preferred Share);

(iv)   Beginning on the third anniversary of the Acquisition Date and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 97% of the Purchase Price for the preferred shares (or $24.25 per Preferred Share); and

(v)    Beginning on the fourth anniversary of the Acquisition Date and thereafter, the purchase price for the repurchased preferred shares will be equal to 100% of the Purchase Price for the preferred shares (or $25.00 per Preferred Share).

Notwithstanding the above and subject to the sole discretion of the Board, in the case of the death or complete disability of a stockholder (but not for general redemption requests), for the period beginning on the second anniversary of the Acquisition Date and thereafter, the purchase price for the repurchased preferred shares will be equal to 100% of the Purchase Price for the preferred shares (or $25.00 per Preferred Share).

Further, a stockholder may request that any repurchase be funded with shares of common stock pursuant to the terms of the Conversion Right. That is, if pursuant to the above, the shareholder requests redemption, such redemption may be paid, at the shareholder’s request, in shares of common stock at an issuance price of $10.25 per share, subject to availability of an exemption from registration or an effective registration statement.

If the stockholder requests repurchase at a time when our common stock is listed on a national securities exchange or an over-the-counter market, then we may elect to pay such repurchase amount in shares of Common Stock based on the volume weighted average price per share of common stock for the twenty (20) trading days prior to date of the repurchase.

We anticipate processing requests for repurchase of shares by us under the Preferred Share Repurchase Program on a quarterly basis.

Approval Rights. The affirmative vote of holders entitled to cast a majority of the votes entitled to be cast by holders of outstanding shares of Series A Preferred Stock, voting separately as a class, shall be necessary to: approve any amendment, alteration or repeal of any of the provisions of the Articles, whether by merger, consolidation or otherwise, that would adversely affect or cause to be terminated the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series A Preferred Stock; provided, however, that neither the increase in the number of authorized or outstanding shares of Common Stock nor the classification or issuance or any shares of any class or series of Stock other than Series A Preferred Stock shall be deemed to adversely affect or terminate the rights, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series A Preferred Stock, and the holders shall have no right to vote thereon; and provided further, that the amendment, alteration or repeal of any provision of the Articles in connection with any merger, consolidation or other event shall not be deemed to adversely affect or terminate the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series A Preferred Stock, and the holders shall have no right to vote thereon, if, following such merger, consolidation or other event, the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged or the holders receive equity securities of the successor or survivor of such merger, consolidation or other event with preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption that are substantially identical to those of the Series A Preferred Stock, taking into account that, upon the occurrence of such merger, consolidation or other event, we may not be the surviving entity and the surviving entity may not be a corporation.

Assignment by us. We will have the right to assign the obligations of the preferred shares to a separate corporation provided that such corporation becomes the successor in interest to us.

Non-Certificated Interests. Unless otherwise provided by the Board, we will not issue shares in certificated form. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our share certificates will instead be furnished to stockholders upon request and without charge. These requests should be delivered or mailed to 89 Davis Road, Suite 100, Orinda, CA 94563.

We or our transfer agent will maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us or our transfer agent, which form we or our transfer agent will provide to any registered holder upon request.

Right to Dividends
Holders of our preferred shares are entitled to receive distributions authorized by our Board and declared by us out of legally available funds.

Some or all of our distributions may be paid from sources other than cash flow from operations, such as from the proceeds of this Offering, cash advances to us by our Adviser, the sale of our assets, cash resulting from a waiver of asset management fees and borrowings (including borrowings secured by our assets) in anticipation of future operating cash flow until such time as we have sufficient cash flow from operations to fully fund the payment of distributions therefrom.

Our policy is to pay distributions from cash flow from operations. Because we may receive income from interest or rents at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds.

We may fund such advanced distributions from third party borrowings, offering proceeds, sale proceeds, advances from our Adviser or sponsors or from our Adviser’s deferral of its base management fee. To the extent that we make payments or reimburse certain expenses to our Adviser pursuant to our Advisory Agreement, our cash flow and therefore our ability to make distributions from cash flow, as well as cash flow available for investment, will be negatively impacted.  See “Management Compensation.”

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. Generally, distributed income will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income.

Distributions are authorized at the discretion of our Board, in accordance with our earnings, cash flow, anticipated cash flow and general financial condition. The board’s discretion will be directed, in substantial part, by its intention to cause us to continue to qualify as a REIT.

Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. There can be no assurance that future cash flow will support distributions at the rate that such distributions are paid in any particular distribution period.

Under Maryland law, we may issue our own securities as stock dividends in lieu of making cash distributions to stockholders. We may issue securities as stock dividends in the future.

Preemptive and Sinking Fund Rights
Our preferred shares will not be subject to any sinking fund or any preemptive rights to purchase or subscribe for any additional shares of our stock or any other security that we may issue.
Common Stock.
All shares of our common stock have equal rights as to earnings, assets, voting, and dividends and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of assets legally available therefor. Preferred shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by our Charter. In the event of our liquidation, dissolution or winding up, each share would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share is entitled to one vote exclusively on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. The majority of the outstanding shares may (i) amend the Charter; (ii) dissolve MRC; and (iii) approve or disapprove the sale of all or substantially all of our assets, when such sale is to be made other than in the ordinary course of our business. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.
Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. Notwithstanding the foregoing, no director or officer shall be held harmless for any loss or liability suffered by us and may be liable to us and to any stockholder for money damages unless: (i) the director or officer has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests; (ii) the director or officer was acting on behalf of us or performing services on our behalf; (iii) such liability or loss was not the result of gross negligence or willful misconduct; and (iv) the agreement to hold harmless is recoverable only out of net assets and not from the stockholders.
Our Charter authorizes us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer, any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which such person may incur by reason of his or her service in any such capacity or our Adviser or any of its affiliates or employees or any of the foregoing acting as an agent of ours and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our Bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while serving as our director or officer who is made a party to the proceeding by reason of his or her service in that capacity, and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Charter and Bylaws also permit us, with the approval of the Board of Directors or a duly authorized committee thereof, to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor.

Notwithstanding the foregoing, any indemnification or agreement to hold harmless will only be provided if all of the following conditions are met: (i) the indemnitee has determined, in good faith, that the course of conduct causing the loss or liability was in our best interests; (ii) the indemnitee was acting on behalf of or performing services for us; (iii) such liability of loss was not the result of any negligence or misconduct by the Board of Directors, excluding Independent Directors, or gross negligence or willful misconduct by the Independent Directors; (iv) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from stockholders. The advancement or reimbursement of funds to a director for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (a) the legal action related to acts or omissions with respect to the performance of duties or services on our behalf; (b) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; (c) the indemnitee provides us with written affirmation of the indemnitee’s good faith belief that the indemnitee has met the standard of conduct necessary for indemnification by us; and (d) the indemnitee provides us with a written agreement to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest thereon, if it is ultimately determined that the indemnitee did not comply with the requisite standard of conduct and is not entitled to indemnification.
Our Charter also provides that we may not provide indemnification to a director, the Adviser or any affiliate of the Adviser or any person acting as a broker-dealer for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the party seeking indemnification; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such party; or (iii) a court of competent jurisdiction approves a settlement of the claims against such party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.
Maryland law requires a corporation (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either, case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance or reimburse reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (y) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (z) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
Certain Provisions of the MGCL and Our Charter and Bylaws

The MGCL and our Charter and Bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year and shares must be beneficially owned by 100 or more persons at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year). In addition, certain percentages of our gross income must be from particular activities.
In order to assist our Board of Directors in preserving our status as a REIT by complying with the ownership concentration limits described above, among other purposes, our Charter generally prohibits any person (subject to certain exceptions described below) from actually or constructively owning more than:
•	9.8% of our common stock by value or by number of shares, whichever is more restrictive (the “Common Stock Ownership Limit”); or
•	9.8% of our outstanding capital stock (which includes our common stock and preferred stock) by value (the “Aggregate Stock Ownership Limit”).
Our Charter also prohibits any person from:
•	beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT; and
•	making any transfer of shares of our capital stock that, if effective, would result in our being beneficially owned by fewer than 100 persons (as determined under Section 856(a)(5) of the Code).
Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to us (or, in the case of a proposed or attempted transaction, to provide us with at least 15 days prior written notice) and, in either case, to provide us with such other information as we may request in order to determine the effect of such transfers or ownership on our status as a REIT.
Our Board of Directors, in its sole discretion, may exempt, prospectively or retroactively, a particular stockholder from the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit or establish a different limit on ownership (an “Excepted Holder Limit”) if our Board of Directors determines that:
•
no person’s beneficial or constructive ownership of Company stock will result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a real estate investment trust under the Code; and

•
such stockholder does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned or controlled by us) that would cause usto own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or the Board determines that revenue derived from such tenant will not affect our ability to qualify as a real estate investment trust under the Code).

Any violation or attempted violation of any such representations or undertakings will result in such stockholder’s shares of Company stock being automatically transferred to a charitable trust. As a condition of granting the waiver or establishing an Excepted Holder Limit, our Board of Directors may require an opinion of counsel or a ruling from the IRS, in either case in form and substance satisfactory to our Board, in its sole discretion, in order to determine or ensure our status as a real estate investment trust under the Code and such representations and undertakings from the person requesting the exception as our Board of Directors may require in its sole discretion to make the determinations above. Our Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an Excepted Holder Limit.  In connection with a waiver of the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit or at any other time, our Board of Directors may increase or decrease the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit, except that a decreased ownership limit will not be effective for any person whose ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person’s ownership of our stock equals or falls below the decreased ownership limit, although any further acquisition of our stock will violate the decreased ownership limit. Our Board of Directors may not increase or decrease the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit if the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49.9% in value of our outstanding stock or could cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT.

In the event of any attempted transfer of our shares of capital stock which, if effective, would result in any person beneficially or constructively owning shares in excess, or in violation, of the transfer or ownership limitations described above (including any applicable Excepted Holder Limit), then that number of shares of capital stock, the beneficial or constructive ownership of which otherwise would cause such person (referred to in our Charter as a “Prohibited Owner”) to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the Prohibited Owner will not acquire any rights in such shares. This automatic transfer will be considered effective as of the close of business on the business day before the violative transfer, subject to the following:
•
if a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of the restrictions described above, the transfer that would have resulted in such violation will be void ab initio, and the proposed transferee shall acquire no rights in such shares; and

•
any transfer that results in the violation of the restriction relating to our shares of capital stock being beneficially owned by fewer than 100 persons will be void ab initio, and the intended transferee shall acquire no rights in such shares.

Shares held in the charitable trust will continue to constitute issued and outstanding shares of our capital stock. The Prohibited Owner will not benefit economically from ownership of any shares held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of capital stock held in the charitable trust. The trustee of the charitable trust will be appointed by us and must be unaffiliated with us or any Prohibited Owner and will have all voting rights and rights to dividends or other distributions with respect to shares of capital stock held in the charitable trust, and these rights will be exercised for the exclusive benefit of the trust’s charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of capital stock have been transferred to the trustee are required by our Charter to be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution so paid to the trustee is required to be held in trust for the trust’s charitable beneficiary. Subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trustee, the trustee, in its sole discretion, will have the authority, subject to us not having already taken irreversible corporate action on the basis of any such vote, to:
•	rescind as void any vote cast by a Prohibited Owner prior to our discovery that such shares have been transferred to the trustee; and
•	recast such vote in accordance with the desires of the trustee acting for the benefit of the trust’s beneficiary.
Within 20 days of receiving notice from us that shares of capital stock have been transferred to the charitable trust, and unless we buy the shares first as described below, the trustee will sell the shares held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations in our Charter. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the Prohibited Owner and to the charitable beneficiary. The Prohibited Owner will receive the lesser of:

•
the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).
The trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions paid to the Prohibited Owner and owed by the Prohibited Owner to the trustee. Any net sale proceeds in excess of the amount payable to the Prohibited Owner will be paid immediately to the charitable beneficiary. If, before our discovery that shares of stock have been transferred to the charitable trust, such shares are sold by a Prohibited Owner, then:
•	such shares will be deemed to have been sold on behalf of the charitable trust; and
•
to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that the Prohibited Owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.

In addition, shares of stock held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:
•	the price per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and
•	the market price on the date we, or our designee, accept such offer.
We may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions paid to the Prohibited Owner and owed by the Prohibited Owner to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept such deemed offer until the trustee has sold the shares of capital stock held in the charitable trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the Prohibited Owner and any dividends or other distributions held by the trustee will be paid to the charitable beneficiary.
All certificated shares of our capital stock will bear a legend referring to the restrictions described above.
Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating such person’s name and address, the number of shares of each class and series of our capital stock beneficially owned by such owner and a description of the manner in which the shares are held. Each such owner must also provide us with such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the restrictions on ownership and transfer of our shares. In addition, each stockholder will upon demand be required to provide us with such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.
Our Charter generally provides that an underwriter which participates in a public offering or private placement of shares of our capital stock (or securities convertible into or exchangeable for capital stock) may beneficially or constructively own shares in excess of the Aggregate Stock Ownership Limit and/or the Common Stock Ownership Limit described above, but only to the extent necessary to facilitate such public offering or private placement.
These ownership limitations could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock, or might otherwise be in the best interest of our stockholders. The foregoing restrictions on transferability and ownership will not apply if our Board of Directors determines that it is no longer on our best interest to attempt to qualify, or continue to qualify, as a REIT, or that compliance with such restrictions is no longer necessary in order for us to qualify as a REIT.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Statements by MacKenzie Realty Capital, Inc., its wholly owned subsidiary MRC TRS, Inc. and, its majority owned subsidiaries; MacKenzie Realty Operating Partnership, LP, Madison-PVT Partners LLC and PVT-Madison Partners LLC (the "Company," "we," or "us") contained herein, other than historical facts, may constitute "forward-looking statements."  These statements may relate to, among other things, future events or our future performance or financial condition.  In some cases, you can identify forward-looking statements by terminology such as "may," "might," "believe," "will," "provided," "anticipate," "future," "could," "growth," "plan," "intend," "expect," "should," "would," "if," "seek," "possible," "potential," "likely" or the negative of such terms or comparable terminology.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any anticipated results, levels of activity, performance or achievements expressed or implied by such forward-looking statements, including an economic downturn could impair our portfolio companies' ability to continue to operate, which could lead to the loss of some or all of our investments in such portfolio companies; a contraction of available credit and/or an inability to access the equity markets could impair our lending and investment activities; and interest rate volatility could adversely affect our results, particularly if we elect to use leverage as a part of our investment strategy.  For a discussion of factors that could cause our actual results to differ from forward-looking statements contained herein, please see the discussion under the heading "Risk Factors" in our Annual Report on Form 10-K.

We may experience fluctuations in our operating results due to a number of factors, including the effect of the withdraw of our BDC election, the return on our equity investments, the interest rates payable on our debt investments, the default rates on such investments, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Overview
Historically, we were an externally managed non-diversified closed-end management investment company that elected to be treated as a BDC under the 1940 Act, but we withdrew our election to be treated as a BDC on December 31, 2020. Our objective remains to generate both current income and capital appreciation through real estate-related investments. We have elected to be treated as a REIT under the Code and as a REIT, we are not subject to federal income taxes on amounts that we distribute to the stockholders, provided that, on an annual basis, we distribute at least 90% of our REIT taxable income to the stockholders and meet certain other conditions. To the extent that we satisfy the annual distribution requirement but distribute less than 100% of our taxable income, we will be subject to an excise tax on our undistributed taxable income. Our wholly owned subsidiary, MRC TRS, Inc., is subject to corporate federal and state income tax on its taxable income at regular statutory rates.
We are managed by the Real Estate Adviser and the Investment Adviser, and MacKenzie provides the non-investment management services and administrative services necessary for us to operate.
Authorization to Withdraw BDC Election
On October 23, 2020, holders of a majority of our outstanding common stock approved the authorization of our Board of Directors to withdraw our election to be regulated as a BDC under the Investment Company Act of 1940. We submitted the withdrawal to be effective with the SEC on December 31, 2020.
Withdrawal of our election to be regulated as a BDC does not affect our registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), and we continue to file periodic reports on Form 10-K, Form 10-Q, and Form 8-K, and file proxy statements and other reports required under the Exchange Act. As a result of the withdrawal of our election to be regulated as a BDC, we are no longer be treated as an investment company for purposes of applying U.S. GAAP, which results in a significant change in our future financial statement presentation. The most notable changes to the format of our financial statements include the removal of the Schedule of Investments and Financial Highlights and consolidation of majority owned subsidiaries. Exclusive of the Operating Partnership, we expect our other equity investments, both public and private, to continue to be reported at fair value within our financial statements under provisions of GAAP. We intend to, where appropriate, provide supplemental non-GAAP information in order to enhance our investors’ overall understanding of our financial statements.

We undertook several steps to meet the requirements for withdrawal of our election to be regulated as a BDC, including (i) preparing a plan of operations in contemplation of such a change to our status, (ii) evaluating potential investments in real estate assets that will allow us to transition to direct real estate asset investments, (iii) reviewing the potential adjusted investment strategy with potential capital providers, and (iv) consulting with outside counsel as to the requirements for withdrawing our election as a BDC.
During this transition period, we may liquidate some of our securities portfolio.  By the end of the first year after withdrawal of our election, we anticipate that our securities portfolio will comprise less than 20% of our assets.
Investment Plan
Now that we are no longer a BDC, we generally seek to invest in real estate assets. We intend to invest at least 80% of our total assets in equity or debt in real estate assets. We can invest up to 20% of our total assets in securities of real estate companies.  A real estate company is one that (i) derives at least 50% of its revenue from the ownership, construction, financing, management or sale of commercial, industrial or residential real estate and land; or (ii) has at least 50% of its assets invested in such real estate. We will not invest in general partnerships, joint ventures, or other entities that do not afford limited liability to their security holders. However, limited liability entities in which we invest may hold interests in general partnerships, joint ventures, or other non-limited liability entities. When purchasing securities, we generally favor purchasing securities issued by entities that have (i) completed the initial offering of their securities, (ii) operated for a period of at least two years, and typically more than five years, from the completion of their initial offering, and (iii) fully invested their capital in real properties or other real estate-related investments.
Our investment objective is to generate current income and capital appreciation through debt and equity real estate-related investments. Our independent directors review our investment policies periodically, at least annually, to confirm that our policies are in the best interests of our stockholders. Each such determination and the basis thereof are contained in the minutes of our Board of Directors meetings.
We seek to accomplish our objective by rigorously analyzing the value of and risks associated with potential acquisitions, and, for up to 20% of our total assets, by acquiring real estate securities at significant discounts to their net asset value.
We intend to expand our investment strategy to include acquisition of distressed real properties. Like our other investments, we would expect to hold distressed properties and infuse funds as necessary to extract unrealized value.
We will engage in various investment strategies to achieve our overall investment objectives. The strategy we select depends upon, among other things, market opportunities, the skills and experience of the Adviser's investment team and our overall portfolio composition. We generally seek to acquire assets that produce ongoing distributable income for investors, yet with a primary focus on purchasing such assets at a discount from what the Adviser estimates to be the actual or potential value of the real estate.
Our investment strategies since our inception have included making loans to or investments in previously syndicated projects that had encountered difficulties with occupancy, financing, tenant improvements or other cash needs.  Since entering the current recession, certain of our portfolio companies have encountered additional cash shortfalls, and, in some cases, we have provided additional capital to the extent that we now own the majority of the project (such as Addison Corporate Center).  In such cases, we intend to consolidate the portfolio company into our financial statements, which is a key reason for dropping our BDC status.

We intend to continue our historical activities related to tender offers for shares of non-traded REITs in order to boost our short-term cash flow and to support our dividends, subject to the constraint that such securities will not exceed 20% of our portfolio.  We believe this niche strategy will allow us to pay dividends that are supported by cash flow rather than paying back investors’ capital, although there can be no assurance that some portion of any distribution is not a return of capital.
Investment income
We generate revenues in the form of operating income, capital gains and dividends on dividend-paying equity securities or other equity interests that we acquire, in addition to interest on any debt investments that we hold. Further, we may generate revenue in the form of commitment, origination, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees are generated in connection with our investments and recognized as earned.
Expenses
Our primary operating expenses include the payment of: (i) advisory fees to our Advisers; (ii) our allocable portion of overhead and other expenses incurred by MacKenzie in performing its obligations under the Administration Agreement; and (iii) other operating expenses as detailed below. Our investment advisory fees compensate our Investment and Real Estate Adviser for its work in identifying, evaluating, negotiating, closing, monitoring and servicing our investments. Our expenses must be billed to and paid by us, except that MacKenzie may be reimbursed for actual cost of goods and services used by us and certain necessary administrative expenses. We will bear all other expenses of our operations and transactions, including:
•	the cost of operating and maintaining real estate properties
•	the cost of calculating our NAV;
•	the cost of effecting sales and repurchases of our shares and other securities;
•	interest payable on debt, if any, to finance our investments;
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fees payable to third parties relating to, or associated with, making investments, including fees and expenses associated with performing due diligence reviews of prospective investments and third-party advisory fees;

•	transfer agent and safekeeping fees;
•	fees and expenses associated with marketing efforts;
•	federal and state registration fees, and any stock exchange listing fees in the future;
•	federal, state, and local taxes, if any;
•	independent directors' fees and expenses;
•	brokerage commissions;
•	insurance premiums;
•	direct costs and expenses of administration, including printing, mailing, and staff;
•	fees and expenses associated with independent audits and outside legal costs;
•	costs associated with our reporting and compliance obligations under the 1934 Act, and applicable federal and state securities laws; and
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all other expenses incurred by either MacKenzie or us in connection with administering our business, including payments under the Administration Agreement that will be based upon our allocable portion of overhead and other expenses incurred by MacKenzie in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions, and our allocable portion of the costs of compensation and related expenses of our Chief Compliance Officer, our Chief Financial Officer, Director of Accounting and Financial Reporting, General Counsel, and any administrative support staff.

Portfolio Investment Composition
Beginning with the withdrawal of our election to be treated as a BDC on December 31, 2020, we began transforming our portfolio of investments in an orderly fashion into one comprised of controlled real estate investments (either wholly owned or controlled through voting securities).  As of June 30, 2021, we still owned various real estate limited partnerships and REITs that are listed in the “Investments, at fair value” in the table below. We also owned various investments in entities that own real estate which gave us enough control such that the investments are not securities for 1940 Act purposes, but not enough to consolidate the financials of such entities with our own; these are listed below as “Unconsolidated investments (non-securities), at fair value.”  As a result of the change in the Company’s status and applying the new basis of accounting, on the effective date of the termination of the Company’s status as a BDC, the Company recorded the fair value of the investments as the new carrying value of the investments. The following table summarizes the composition of our investments at fair value as of June 30, 2021:

Fair Value
Investments, at fair value	June 30, 2021
3100 Airport Way South LP	$283,750
5210 Fountaingate	30,574
Benefit Street Partners Realty Trust, Inc.	2,693,265
Capitol Hill Partners, LLC	1,007,000
CBL & Associates Properties, Inc. - Preferred D	169,200
CIM Real Estate Finance Trust, Inc.	3,197,484
Citrus Park Hotel Holdings, LLC	5,000,000
CNL Healthcare Properties, Inc.	1,071,445
Coastal Realty Business Trust, REEP, Inc. - A	34,714
Corporate Property Associates 18 Global A Inc.	34,603
FSP 303 East Wacker Drive Corp. Liquidating Trust	773
FSP Energy Tower I Corp. Liquidating Trust	10,479
FSP Grand Boulevard Corp. Liquidating Trust (Residual)	4,597
FSP Satellite Place Corp.	2,867,911
Griffin-American Healthcare REIT III, Inc.	329,522
Griffin Capital Essential Asset REIT, Inc.	519,666
Healthcare Trust, Inc.	2,588,464
Highlands REIT Inc.	3,047,188
HGR Liquidating Trust	50,488
InvenTrust Properties Corp.	3,248,093
KBS Real Estate Investment Trust II, Inc.	1,788,593
KBS Real Estate Investment Trust III, Inc.	721,172
Lakemont Partners, LLC	817,770
Moody National REIT II, Inc.	19,240
New York City REIT, Inc Cl B	283,249
Phillips Edison & Company, Inc. (Phillips Edison Grocery Center REIT I)	6,131,261
Satellite Investment Holdings, LLC - Class B	4,745
Secured Income, LP	267,734
Sila Realty Trust, Inc.	1,366,105
SmartStop Self Storage REIT, Inc Class A	76,312
SmartStop Self Storage REIT, Inc Class T	6,239
Steadfast Apartment REIT	503
Strategic Realty Trust, Inc.	376,482
Summit Healthcare REIT, Inc.	1,747,701
The Parking REIT Inc.	113,516
Total	$39,909,838

Unconsolidated investments (non-securities), at fair value
Bishop Berkeley, LLC	$5,142,164
BP3 Affiliate, LLC	1,668,000
Britannia Preferred Members, LLC -Class 2	5,891,945
Britannia Preferred Members, LLC -Class 1	6,448,000
Dimensions28 LLP	11,449,296
Total	$30,599,405

Properties

In addition to our investment securities, as of June 30, 2021, we own and manage one commercial real estate property (Addison Corporate Center) located in Windsor, CT and two residential apartments: Commodore Apartments and Pon De Leo Apartments, located in Oakland, CA. The Addison Corporate Center is owned through our subsidiary, the Operating Partnership, the Commodore Apartments are owned through our subsidiary Madison, and the Pon De Leo Apartments are owned through our subsidiary PVT.

Addison Corporate Center contains 605,502 square feet, of which approximately 185,000 square feet is office space and the remainder is designated as flex office/warehouse space. As of June 30, 2021, the property is approximately 60% occupied by 6 tenants. The following table shows the largest tenants and square footage occupied:

Largest Tenants	Business	Square Ft. Occupied	Rent per annum	Lease Expiration	Renewal options
Sun Life	Insurance	100,623	$1,635,124	5/31/22	No
Triumph	Aircraft design, manufacturing, and engineering	88,255	$345,077	5/31/27	No
Belcan	Global Engineering and Consulting	66,072	$1,156,260	9/30/29	No
Quest Diagnostics	Laboratory Services	65,459	$1,210,992	10/31/25	1, 3 years

The following information pertains to lease expirations at the Addison Corporate Center:

Year	Number of Leases Expiring	Total Area	Annual Rent	Percentage of Gross Rent
2022	2	122,289	$2,393,434	46%
2025	2	70,164	$1,295,682	25%
2027	1	88,255	$345,077	7%
2029	1	66,072	$1,156,260	22%

Commodore Apartments is a mid-rise apartment building built in 1912 and has 48 units. As of June 30, 2021, Commodore Apartment building is approximately 81.3% occupied. Pon De Leo Apartments is also a mid-rise apartment building built in 1929 and has 39 units. As of June 30, 2021, Pon Do Leo Apartment building is approximately 94.9% occupied.

The following table provides information regarding each of the Oakland properties:

						As of June 30, 2021
Property Name	Sector	Location	Square Feet	Units	Percentage Leased	Annual Base Rent	Monthly Base Rent/Occupied Unit
Pon De Leo	Multi-Family Residential	Oakland, CA	36,654	39	94.9%	$999,168	$2,250
Commodore	Multi-Family Residential	Oakland, CA	31,156	48	81.3%	$716,701	$1,531

There are no present plans for the improvement or development of any property; each property is being held for income production and increased occupancy and/or rental rates.  We have property and liability insurance policies on all three properties which we believe are adequate.  The annual property taxes for Addison Corporate Center are estimated to be $1,044,933, for the Commodore, $191,000, and for Pon De Leo, $230,000.

The markets in which our properties (those consolidated and those that are not yet consolidated) operate are highly competitive, and each property faces unique competitive challenges based upon local economic, political, and legal factors. Our West coast multi-family properties, the Madison, and the Commodore, are generally restricted from raising rents by local rent control laws. Two of our unconsolidated investments in apartment properties, Lakemont Partners (of which we own 17.10% of the equity) and Capitol Hill (of which we own 23.33% of the equity), are also subject to rent control. Rent control can result in average rents that are significantly below market, and this provides some buffer against declining rents in a recession. However, in order to encourage development, rent control usually does not apply to newer properties. Since older properties may be unable to raise rents as needed, they may be unable to make improvements that could allow them to compete with newer properties.

Our investment in a multi-family property located in Phoenix, Dimensions28 (of which we own 90% of the limited partnership interest), is not subject to rent control.  Dimensions28 is a class B property which benefits from proximity to Grand Canyon University, one of the fastest growing universities in the country.  While the proximity to GCU will likely provide some stability for our occupancy, we also compete not only with newer class A properties in the market, we also compete with GCU itself which has been one of the most aggressive purchasers of student housing in the market.  GCU has significantly deeper pockets than we do and may choose to offer subsidized rents with which we might not be able to compete.

Our consolidated office property, Addison Corporate Center, is a class B suburban office property located in Windsor, Connecticut.  Addison must compete with every other office property in the market, as well as facing the uncertainty of workers returning to the office after COVID-19.  Our unconsolidated investment in an office property, Britannia Business Center, faces the same competitive factors in its sub-market, the San Francisco suburban East Bay.

Our unconsolidated investment in a hotel property, Citrus Park Hotel (of which we own 35.3% of the interests), is a Courtyard by Marriott located in the Tampa/St. Petersburg market that competes for business and leisure travel.  Citrus Park suffered a significant decline during 2020 as a result of a drastic reduction in business and leisure travel but is expected to recover as travel returns to normal.

On October 4, 2021, through our subsidiary, the Operating Partnership, we acquired a 90.0% limited liability company interest in Hollywood Hillview Owner, LLC, a Delaware limited liability company (“Hollywood”).  Hollywood owns 100% of the membership interests in PT Hillview GP, LLC (the “Property Owner”), which is a special purpose limited liability company formed to acquire, renovate, and own the 54-unit multifamily building located at 6533 Hollywood Blvd., Hollywood, Blvd., CA.  Property Owner also had previously entered into a loan agreement with Ladder Capital Finance, LLC in the amount of $17,500,000.  This transaction is not reflected in the June 30, 2021 financial information contained herein.

Investments as of June 30, 2020

The following table summarizes the composition of our investments at cost and fair value as of June 30, 2020:

	June 30, 2020
Asset Type	Cost	Fair Value
Publicly Traded Companies	$8,454,348	$7,244,654
Non Traded Companies	42,474,614	32,808,076
LP Interests	53,713,785	53,618,425
Investment Trust	49,901	33,990
Total	$104,692,648	$93,705,145

Results of Operations

COVID-19 pandemic

Considerable uncertainty still surrounds the COVID-19 pandemic and its potential effects, and the extent of and effectiveness of any responses taken on a national and local level. However, measures taken to limit the impact of the COVID-19 pandemic, including social distancing and other restrictions on travel, congregation, and business operations have already resulted in significant negative economic impacts, including steep declines in certain stock market segments and in the traded prices for certain real-estate related assets. As a result of these impacts, we have experienced a large decrease in fair values of some of our investments as of June 30, 2020. In addition, some of the companies in which we have invested have cancelled their quarterly dividends and distributions for the current and future quarters. The long-term impact of the COVID-19 pandemic on the United States and world economies remains uncertain, but may result in a world-wide economic downturn, the duration and scope of which cannot currently be predicted.

MacKenzie and our Advisers have taken numerous steps, and will continue to take further actions, to address the COVID-19 pandemic. They implemented business continuity plans and the management team is in place to respond to changes in the global environment quickly and effectively. To protect the health and safety of their team members, they successfully transitioned almost their entire workforce to remote work environments. They are working closely with our clients to support them as necessary and as seamlessly as possible.

The situation surrounding the COVID-19 pandemic remains fluid, and we are actively managing our response and assessing potential impacts to our financial position and operating results. This includes the evaluation and implementation of certain efforts to help us mitigate the impact that reduced revenues from distributions and capital events may have on our financial results. We are focusing on maintaining a strong balance sheet and liquidity position and searching for opportunistic investments. In anticipation of reduced revenues and uncertain future economic conditions, the board of directors had discontinued distributions starting March 2020 and share redemptions starting May 2020. However, after reassessing our cash flow, the board of directors resumed the share redemptions in March of 2021 and reinstated the quarterly distributions in May 2021. The Board intends to continue quarterly distributions so long as it is supported by the previous quarter’s income, but may increase or decrease the distribution accordingly.

Due to the termination of the our BDC status effective December 31, 2020, during the fiscal year ended June 30, 2021 (“Fiscal 2021”), we operated as a BDC for the period of July 1 through December 31, 2020 and as an operating REIT for the period of January 1, 2021 through June 30, 2021. Therefore, the current fiscal year-to-date operating activities have been reported in two different periods; six months ended June 30, 2021 and six months ended December 31, 2020 and those periods have been compared to the same prior year periods.

Six Months Ended June 30, 2021 and 2020

Rental and reimbursements revenues:

Rental and reimbursement revenues are generated from our one commercial real estate property and two residential apartments. During the six months ended June 30, 2021, we generated $3.75 million in rental and reimbursements revenues, of which $3.08 million was generated from the Addison Corporate Center tenants and $0.67 million from the residential Apartments. We acquired the two residential apartments on March 5, 2021; thus, they only generated four months of rental revenues. There were no rental revenues during the six months ended June 30, 2020 as we did not own any real estate properties.

Investment income:

Investment income was made up of dividends, distributions from operations, distributions from sales/capital transactions, interest, and other investment income. Total investment income for the six months ended June 30, 2021 and 2020 was $2.03 million and $4.40 million, respectively. The decrease of $2.37 million or 53.86%, was primarily due to suspensions of dividends and distributions from our investments as a result of the COVID-19 pandemic. During the six months ended June 30, 2021, we received $1.10 million of distributions from operations, sales and liquidations as compared to $3.49 million during the six months ended June 30, 2020. During the six months ended June 30, 2021, we received dividends, interest, and other investment income of $0.92 million as compared to $0.91 million during the six months ended June 30, 2020. The decrease in investment income is also due to decrease in our investment portfolio since June 30, 2020. As of June 30, 2021, we have investments with total cost basis of $69.60 million as compared to $104.69 million as of June 30, 2020.

Operating Expenses:

The following base management, portfolio structuring and subordinated incentive fees were based on the investment advisory agreement that was effective through December 31, 2020. Subsequent to December 31, 2020, the advisory agreement was amended and was effective January 1, 2021.

Asset management or base management fee:

The asset management fees under the new advisory agreement for the six months ended June 30, 2021 were $1.35 million. The base management fee under the previous advisory agreement for the six months ended June 30, 2020 was $1.31 million. The asset management fees are essentially on the same terms as the base management fees it was paying the Adviser prior to 2021, namely based upon a percentage of Invested Capital, which is equal to the amount calculated by multiplying the total number of outstanding Shares, Preferred Shares, and Partnership Units issued by us by the price paid for each or the value ascribed to each in connection with their issuance. This increase of $0.04 million, or 3.05% was due to a slight increase in the invested capital by $5.04 million from $128.61 million as of June 30, 2020, to $133.65 million as of June 30, 2021.

Incentive management fee or subordinated incentive fee:

Under the new Advisory Management Agreement, we pay an incentive management fee that is equal to 15% of all distributions once shareholders have received cumulative distributions equal to 6% from the effective date of the Agreement. Under the previous advisory agreement that was effective through December 31, 2020, the subordinated incentive fee had two components; Capital Gains Fee and Income Fee. Capital Gains Fee was based on realized gains (including the distributions received from sales/capital transactions) and the Income Fee was based on net investment income.

We did not incur any incentive management fee for the six months ended June 30, 2021. Similarly, we did not incur any subordinated incentive fee (Capital Gains Fee or Income Fee) during the six months ended June 30, 2020. This was because the cumulative net investment income and net realized gains were below the threshold of 7% of Contributed Capital.

Administrative cost reimbursements and Transfer agent reimbursements:

Costs reimbursed to MacKenzie for the six months ended June 30, 2021, was $0.31 million as compared to $0.34 million for the six months ended June 30, 2020. The slight decrease was due to a decrease in the allocable portion of overhead and other expenses incurred by MacKenzie in comparison to June 30, 2020, as a result of the decrease in the Company’s capital raising activities.

Transfer agent cost reimbursement paid to MacKenzie for six months ended June 30, 2021 was $0.06 million as compared to $0.04 million for the six months ended June 30, 2020. The slight increase was due to additional software maintenance and implementation costs incurred by MacKenzie.

Property operating and maintenance expenses:

Operating and maintenance expenses mainly consists of real estate taxes, utilities, repair and maintenance, cleaning, landscape, security, property management fees, insurance and various other administrative expenses incurred in the operation of our commercial and residential real estate assets. During the six months ended June 30, 2021, we incurred operating and maintenance expenses of $2.33 million, of which $2.14 million were incurred in the operation of Adison Corporate Center. Operating and maintenance expenses incurred in the operation of two residential apartments were $0.19 million since the properties were acquired and in operation for only four months. We did not have such expenses during the six months ended June 30, 2020 as we did not own and operate any real estate assets as of June 30, 2020.

Depreciation and Amortization:

During the six months ended June 30, 2021, we recorded depreciation and amortization of $2.19 million, of which $1.60 million was the depreciation and amortization of real estate and intangible assets it owned through the Operating Partnership. $0.59 million of the total related to the depreciation and amortization of real estate assets and intangibles owned through Madison and PVT. We did not have such expenses during the six months ended June 30, 2020 as it did not own and operate any real estate assets as of June 30, 2020.

Interest Expense:

Interest expense for the six months ended June 30, 2021 was $0.64 million, of which $0.49 million the interest expense incurred on the notes payable associated with the Addison Corporate Center and $0.15 million was the interest expense on the two mortgage notes payable associated with the two residential apartments. We did not incur any interest expense during the six months ended June 30, 2020 as it did not have any notes payable outstanding as of June 30, 2020.

Other operating expenses:

Other operating expenses include amortization of deferred offering costs, professional fees, directors’ fees printing and mailing, and other general and administrative expenses. Other operating expenses for the six months ended June 30, 2021 and 2020, were $0.31 million and $0.44 million, respectively. The slight decrease was due to decrease in the amortization of deferred offering costs.

Net realized gain/loss on investments:

During the six months ended June 30, 2021, we had realized gain of $0.74 million as compared to $0.39 million during the six months ended June 30, 2020. Total realized gains for the six months ended June 30, 2021, were realized from sales of seventeen publicly traded REIT securities with total realized gains of $0.90 million and four non-traded REIT securities with net realized gain of $0.02 million offset by a realized loss of $0.18 million from two limited partnership interest.

Total realized gains for the six months ended June 30, 2020, were realized from sales of three publicly traded REIT securities with total realized gains of $0.56 million offset by a realized loss of $0.17 million from two limited partnership interest.

Net unrealized gain/loss on investments:

During the six months ended June 30, 2021, we recorded net unrealized gains of $0.94 million and did not have any reclassification adjustments as the accumulated unrealized gains and losses as of December 31, 2020 on all investments were recorded as carrying value adjustments due to the termination of the our BDC status. The reclassification adjustments are the accumulated unrealized gains or losses as of the end of prior period that are realized during the current period. Accordingly, the net unrealized gains for the six months ended June 30, 2021, resulted from fair value appreciations of $1.47 million from non-traded REIT securities partly offset by fair value depreciations of $0.52 million from limited partnership interests and $0.01 million from publicly traded securities.

During the six months ended June 30, 2020, we recorded net unrealized losses of $15.76 million, which were net of $0.86 million of unrealized gains reclassification adjustment. The reclassification adjustment was the accumulated unrealized gains as of December 31, 2019, that were realized during the six months ended June 30, 2020. Accordingly, the net unrealized losses excluding the reclassification adjustment for the six months ended June 30, 2020, were $14.90 million, which resulted from fair value depreciation of $9.42 million from non-traded REIT, $5.05 million from limited partnership interests and $0.43 million from publicly traded REIT securities. The significant decline in the fair value during this six months period was mainly due to the COVID-19 pandemic resulting in steep declines in domestic stock markets and in the traded prices for other financial assets as discussed above.

Income tax provision (benefit):

We have elected to be treated as a REIT for tax purposes under the Code and as a REIT, are not subject to federal income taxes on amounts that we distribute to the stockholders, provided that, on an annual basis, we distribute at least 90% of our REIT taxable income to our stockholders and meet certain other conditions. To the extent that we satisfies the annual distribution requirement but distribute less than 100% of our taxable income, we are either subject to U.S. federal corporate income tax on our undistributed taxable income or 4% excise tax on catch-up distributions paid in the subsequent year.

We satisfied the annual dividend payment and other REIT requirements for the tax year ended December 31, 2020. Therefore, we did not incur any tax expense or excise tax on our income from operations during the quarterly periods within the tax year 2020. Similarly, for the tax year 2021, we believe we paid the requisite amounts of dividends during the year and met other REIT requirements such that we will not owe any income taxes. Therefore, we did not record any income tax provisions during any fiscal periods within the tax year 2021.

TRS and MacKenzie NY 2 are subject to corporate federal and state income tax on its taxable income at regular statutory rates. However, as of June 30, 2021, they did not have any taxable income for tax years 2020 or 2021. Therefore, TRS and MacKenzie NY 2 did not record any income tax provisions during any fiscal period within the tax year 2020 and 2021.

The Operating Partnership is a limited partnership and its wholly owned subsidiary, the Property Owner, is a limited liability company. Accordingly, all income tax liabilities of these two entities flow through to their partners, which is us. Therefore, no income tax provisions are recorded for these two entities.

Six Months Ended December 31, 2020, and 2019:

While we withdrew our BDC status effective December 31, 2020, for the entire six months ended December 31, 2020, we operated as a BDC. Therefore, the following of our operating activities are reported as a BDC rather than an operating REIT.

Investment Income:

Investment income was made up of dividends, distributions from operations, distributions from sales/capital transactions, interest, and other investment income. Total investment income for the six months ended December 31, 2020 and 2019, was $1.88 million and $4.33 million, respectively. The decrease of $2.45 million or 56.6%, was primarily due to suspensions of dividends and distributions from our investments as a result of the COVID-19 pandemic. During the six months ended December 31, 2020, we received $0.86 million of distributions from operations, sales and liquidations as compared to $2.82 million during the same period in 2019. Similarly, during the six months ended December 31, 2020, we received dividend, interest and other investment income of $1.02 million as compared to $1.51 million during the same period in 2019.

Operating Expenses:

The following base management, portfolio structuring and subordinated incentive fees were based on the investment advisory agreement that was amended on October 2019 and was effective through December 31, 2020. Subsequently, the advisory agreement was amended and was effective January 1, 2021.

Base management fee:

The base management fee for the six months ended December 31, 2020 was $1.34 million as compared to $1.24 million for the six months ended December 31, 2019. This increase of $0.10 million, or 8.1% was due to an increase in the Invested Capital by $12.59 million from $121.41 million as of December 31, 2019, to $134.00 million as of December 31, 2020.

Portfolio structuring fee:

The portfolio structuring fee for the six months ended December 31, 2020, was less than $0.01 million as compared to $0.36 million during the same period in 2019. This decrease was because we raised lower amount of new capital during the six months ended December 31, 2020. During the six months ended December 31, 2020, we raised new capital of $0.22 million as compared to $11.97 million during the same period in 2019 through issuance of new shares excluding the DRIP.

Subordinated incentive fee:

Under the advisory agreement that was effective through December 31, 2020, the subordinated incentive fee had two components; Capital Gains Fee and Income Fee. Capital Gains Fee was based on realized gains (including the distributions received from sales/capital transactions) and the Income Fee was based on net investment income.

There was neither Income Fee nor Capital Gains Fee for the six months ended December 31, 2020 and 2019. This was because the cumulative net investment income and net realized gains were below the threshold of 7% of Contributed Capital.

Administrative cost reimbursements and Transfer agent reimbursements:

Costs reimbursed to MacKenzie for the six months ended December 31, 2020, was $0.31 million as compared to $0.34 million for the six months ended December 31, 2019. The slight decrease was due to a decrease in the allocable portion of overhead and other expenses incurred by MacKenzie in comparison to December 31, 2019, as a result of the decrease in our capital raising activities.

Transfer agent cost reimbursement paid to MacKenzie for six months ended December 31, 2020 was $0.06 million as compared to $0.04 for the six months ended December 31, 2019. The slight increase was due to additional software maintenance and implementation costs incurred by MacKenzie.

Other operating expenses:

Other operating expenses include amortization of deferred offering costs, professional fees, directors’ fees printing and mailing, and other general and administrative expenses. Other operating expenses for the six months ended December 31, 2020 and 2019, were $0.72 million and $0.92 million. The decrease of $0.20 million or 21.7% was mainly due to a decrease of $0.30 million in amortization of deferred offering costs during the six months ended December 31, 2020 partly offset by an increase of $0.09 million in professional fees during the six months ended December 31, 2020. The decrease in the amortization of deferred offering costs was due to only $0.20 million of deferred offering cost expensed at the termination of our third public offering as compared to $0.45 million of deferred offering costs expensed in 2019 associated with our second public offering that terminated in October 2019.  According to our accounting policy, offering costs are capitalized as deferred offering costs as incurred by us and subsequently amortized to expense over a twelve-month period. Any deferred offering costs that have not been amortized upon the expiration or earlier termination of an offering will be accelerated and expensed upon such expiration or termination. The increase in our professional fees was due to additional professional services obtained during the three months ended December 31, 2020 as a result of our withdrawing our BDC status.

Net realized gain on investments:

During the six months ended December 31, 2020, we had a realized gain of $1.02 million as compared to $1.41 million during the six months ended December 31, 2019. Total realized gains for the six months ended December 31, 2020, were primarily realized from sales of thirteen publicly traded REIT securities with a total gain of $0.99 million and three non-traded REIT securities with a total gain of $0.3 million. Total realized gains for the six months ended December 31, 2019, were primarily realized from sales of three non-traded REIT securities with a total gain of $0.20 million, one limited partnership interests with a total gain of $0.58 million and one publicly traded REIT security with a gain of $0.63 million.

Net unrealized gain/loss on investments:

During the six months ended December 31, 2020, we recorded net unrealized losses of $10.14 million, which were net of $0.81 million of unrealized gains reclassification adjustments. The reclassification adjustments are the accumulated unrealized gains or losses as of the end of prior period that are realized during the current period. Accordingly, the net unrealized losses excluding the reclassification adjustment for the six months ended December 31, 2020, were $9.33 million, which resulted from fair value depreciation of $7.32 million from limited partnership interests, $1.36 million from non-traded REIT securities, and $0.65 million from publicly traded REIT securities. The large decrease in fair value of partnership interests was mainly due to the decline in the underlying property value of the Operating Partnership before consolidation resulting from unfavorable leasing activities as a result of the COVID-19 pandemic.

During the six months ended December 31, 2019, we recorded net unrealized losses of $1.23 million, which were net of $0.33 million of unrealized gains reclassification adjustment. The reclassification adjustments are the accumulated unrealized gains or losses as of the end of prior period that are realized during the current period. Accordingly, the net unrealized losses excluding the reclassification adjustment for the six months ended December 31, 2019, were $0.90 million, which resulted from fair value depreciation of $2.0 million from non-traded REIT securities and $0.78 million from publicly traded REIT securities offset by fair value appreciation of $1.88 million from limited partnership interests.

 Liquidity and Capital Resources
Capital Resources
We offered to sell up to 5 million shares under our first public offering and up to 15 million shares each under our second and third public offerings. As of June 30, 2021, we have raised total gross proceeds of $119.10 million from the issuance of shares under the three public offerings, $42.46 million from our first public offering, which concluded in October 2016, $67.99 million from the second public offering, which concluded in October 2019, and $8.65 million from our third public offering, which concluded in October 2020. In addition, we have raised $11.36 million from the issuance of shares under the DRIP. Of the total capital raised from the public offerings as of June 30, 2021, we have used $9.87 million to repurchase shares under our share repurchase program. We are offering through this Offering Circular to sell up to $50,000,000 of shares of our Series A preferred stock at an initial offering price of $25.00 per share. The sale of shares pursuant to the offering will begin after the Offering Circular has been qualified by the SEC. We plan to fund future investments with the net proceeds raised from our preferred equity offering and any future offerings of securities and cash flows from operations, as well as interest earned from the temporary investment of cash in U.S. government securities and other high-quality debt investments that mature in one year or less. We may also fund a portion of our investments through borrowings from banks and issuances of senior securities. While we were a BDC, we did not borrow money on a long-term basis or issue debt securities; however, now that our BDC status is withdrawn, we may borrow money within the underlying companies in which we have majority ownership. In addition, from time to time we may draw on the margin line of credit on a temporary basis to bridge our investment purchases and sales or capital raising.

We intend to utilize leverage to enhance the total returns of our portfolio, and we expect to have greater flexibility in raising debt capital, following the withdrawal of our BDC election. Historically, we have only been able to access leverage at attractive costs through a credit facility.

We also expect to have greater flexibility in issuing securities with common equity participation features (such as warrants and convertible notes) and/or additional classes of stock (such as preferred) in order to facilitate capital formation now that we are no longer subject to the restrictions of the 1940 Act.

Our aggregate borrowings (if any), secured and unsecured, are expected to be reasonable in relation to our net assets and will be reviewed by the Board of Directors at least quarterly. The maximum amount of such borrowing will no longer be limited by the 1940 Act.

 We used the funds raised from our public offerings to invest in portfolio companies, paying cash distributions to holders of our common stock (from investment income and realized capital gains), and paying operating expenses.

 We finished the six months ended June 30, 2021 with cash and cash equivalents, restricted cash, and receivables of $9.74 million, and approximately $0.92 million of current liabilities. Additionally, subsequent to June 30, 2021, we have generated $7.44 million from sales of some of its investments during the quarter ended September 30, 2021. Because of its strong liquidity and the liquidity preservation measures taken by the board, we are currently capable of meeting all of its obligations and continue its operations for the foreseeable future. We intend to continue to qualify as a REIT and to meet the associated testing requirements, including paying out at least 90% of our taxable income.

Cash Flows:

Due to the termination of our BDC status effective December 31, 2020, during the current fiscal year, we operated as a BDC for the period of July 1 through December 31, 2020 and as an operating REIT for the period of January 1, 2021 through June 30, 2021. Therefore, the current fiscal year-to-date cash flow activities have been discussed in two different periods; six months ended June 30, 2021 and six months ended December 31, 2020.

Six months ended June 30, 2021(As an Operating REIT):

For the six months ended June 30, 2021, we experienced a net decrease in cash of $6.40 million. During this period, we generated cash of $0.97 million from our operating activities, $14.05 million from our financing activities and used $21.42 million in our investing activities.

The net cash inflow of $0.97 million from operating activities resulted from $3.74 million of rental revenues and $2.03 million of investment income offset by $4.80 million of cash used in operating expenses.

The net cash outflow of $21.42 million from investing activities resulted from real estate acquisitions through our subsidiaries of $28.62 million and purchases of equity investments of $9.30 million offset by cash inflows of $10.50 million from sale of investments and $6.0 million from distributions received from our investments that are considered return of capital.

The net cash inflow of $14.05 million from financing activities resulted from note payable proceeds of $15.13 million received for financing the real estate acquisitions, and $0.20 million of capital contributions received from the non-controlling interest holders offset by payments on existing note payable of $0.41 million, redemption of common stock of $0.41 million, distributions to stockholders of $0.46 million.

Six months ended December 31, 2020 (As a BDC):

For the six months ended December 31, 2020, we experienced a net increase in cash of $5.20 million. During this period, we generated cash of $3.14 million from our operating activities, $1.93 from investing activities and $0.13 million from our financing activities.

The net cash inflow of $3.14 million from operating activities resulted from $10.94 million from distributions received from our investments that are considered return of capital and $5.26 million from sales and liquidations of investments offset by $12.69 million of cash used in purchasing investments and $0.37 million used in operating expenses, net of investment income.

The net cash inflow of $1.93 million from investing activities resulted from the consolidation of the Operating Partnership as of December 31, 2020.

The net cash inflow of $0.13 million from financing activities resulted from the sale of shares under our third public offering with gross proceeds of $0.14 million (net of $0.09 million of decrease in capital pending acceptance) offset by cash outflows of $0.01 million from payments of selling commissions and fees.

Fiscal 2020:

For Fiscal 2020, we experienced a net increase in cash of $7.68 million. During this period, we generated cash of $9.41 million from our financing activities and used $1.73 million in our operating activities.

The net cash outflow of $1.73 million from operating activities was primarily due to the cash outflow of $45.08 million from purchases of investments offset by cash inflows of $8.01 million from sales of investments, $31.37 million from distributions received from our investments that are considered return of capital and $3.97 million from investment income, net of the Company’s operating expenses.

The net cash inflow of $9.41 million from financing activities resulted from the sale of shares under our second and third public offering with gross proceeds of $18.93 million (adjusted for $0.58 million of decrease in capital pending acceptance) offset by cash outflows of $4.53 million from payments of cash distributions, $3.19 million from share redemptions, and $1.80 million from payments of selling commissions and fees.

Contractual Obligations

We have entered into two contracts under which we have material future commitments: (i) the Advisory Agreement, under which the Real Estate Adviser serves as our adviser, and (ii) the Administration Agreement, under which MacKenzie furnishes us with certain non-investment management services and administrative services necessary to conduct our day-to-day operations. Each of these agreements is terminable by either party upon proper notice. Payments under the Advisory Agreement in future periods will be (i) a percentage of the value of our Invested Capital; (ii) Acquisition Fees, and (iii) incentive fees based on our performance above specified hurdles.  Payments under the Administration Agreement will occur on an ongoing basis as expenses are incurred on our behalf by MacKenzie. However, if MacKenzie withdraws as our administrator, it will be liable for any expenses we incur as a result of such withdrawal.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Borrowings

We do not have any current plans to borrow money at the Company level. In the event that we do so borrow, we would expect to be subject to various customary covenants and restrictions on our operations, such as covenants which would (i) require us to maintain certain financial ratios, including asset coverage, debt to equity and interest coverage, and a minimum net worth, and/or (ii) restrict our ability to incur liens, additional debt, merge or sell assets, make certain investments and/or distributions or engage in transactions with affiliates. While we do not have any plans to borrow money at the corporate level, we borrow money within the underlying companies in which we have majority ownership. As of June 30, 2021, total loan outstanding at the underlying companies amounted to $38,693,330.

Critical Accounting Policies

The financial statements included in this report are based on the selection and application of critical accounting policies, which require management to make significant estimates and assumptions.  Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management's most difficult, complex or subjective judgments. Due to the termination of our status as a BDC, We adopted various new accounting policies as of March 31, 2021. Those new accounting policies are disclosed in Note 2 of the June 30, 2021 financial statements included herein.

 Dividends to Stockholders

We pay quarterly dividends to stockholders to the extent that we have income from operations available. Our quarterly dividends, if any, will be determined by our Board of Directors after a review and distributed pro-rata to holders of our shares; we declare dividends on a monthly basis, but pay each quarter. Any dividends to our stockholders will be declared out of assets legally available for distribution. In no event are we permitted to borrow money to make dividends if the amount of such dividend would exceed our annual accrued and received revenues, less operating costs. Dividends in kind are not permitted, except as provided in our Charter.

We have elected to be treated as a REIT under the Code. As a REIT, we are required to distribute at least 90% of our REIT taxable income to the stockholders and meet certain other conditions. Our current intention is to make any dividends in additional shares under our DRIP out of assets legally available therefore, unless a stockholder elects to receive dividends in cash, or their participation in our DRIP is restricted by a state securities regulator. If one holds shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive dividends in cash. We can offer no assurance that we will achieve results that will permit the payment of any cash dividends and, if we issue senior securities, we may be prohibited from paying dividends if dividends are limited by the terms of any of our borrowings.

On March 31, 2020, after assessing the impacts of the COVID-19 pandemic, our board of directors unanimously approved the suspension of regular quarterly dividends to our stockholders. On May 10, 2021, the Board of Directors reinstated the quarterly dividend at the rate of $0.05 per common share, payable to holders of record as of May 15, 2021.

Subsequently, we declared $0.06 per common share for the quarter ended June 30, 2021, on July 9, 2021 and $0.07 per common share for the quarter ending September 30, 2021 on September 13, 2021. The dividend declared on July 9, 2021 was paid on July 26, 2021. The dividend declared on September 13, 2021 will be paid on or about October 30, 2021. The Board intends to continue such dividend so long as it is supported by the previous quarter’s income, but may increase or decrease the dividend accordingly.

NO LEGAL PROCEEDINGS

We are not involved in, nor do we anticipate any, legal proceedings beyond those incidental to the operation of our business.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of September 28, 2021, to our knowledge, there were no persons that beneficially owned more than five percent of our voting securities.

The following table shows the amount of our common stock beneficially owned and based on a total of 13,342,821.24 shares of our common stock outstanding on September 28, 2021, as of that date, by (1) each of our directors and nominees for director, (2) our executive officers and (3) all directors and executive officers as a group. To our knowledge, no other person owns more than 5% of our common stock. The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the Securities and Exchange Commission (the “SEC”) and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of September 28, 2021, through the exercise of any instrument. Unless otherwise indicated, each person has the sole investment and voting power, or shares such powers with his spouse, with respect to the shares set forth in the table. Unless known otherwise by us, the beneficial ownership information is based on each beneficial owner’s most recent Form 3, Form 4, Form 5, Schedule 13D or Schedule 13G, as applicable. With respect to the Executive Officers listed below, they are limited partners of MPF Successors, LP, as well as officers of its general partner, which owns 50,307.27 shares in us, and Mr. Sherpa owns 1,414.11 shares directly. Mr. C. E. Patterson and his spouse are the sole beneficial owners of 9,816.47 shares owned in a personal holdings limited partnership, and the executive officers below are also in control of its general partner. Thus, they are all deemed to have voting and dispositive control over such shares and the number of shares owned below is the number of shares owned by MPF Successors, LP and the personal holding partnership. The address of each beneficial owner is 89 Davis Road, Orinda, CA 94563.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Independent Directors:
Tim Dozois	5,086.08	*
Tom Frame	5,275.66	*
Interested Director:
Charles “Chip” Patterson	60,123.74	*
Executive Officers:
Angche Sherpa	61,537.85	*
Glen Fuller	60,123.74	*
Chip Patterson	60,123.74	*
Robert Dixon	60,123.74	*
Directors and Officers as a group (6 persons)	71,899.59	*

*	Represents less than 1% of the number of shares outstanding.
Scurity Ownership of Preferred Shares Certain Persons

There are no owners of preferred shares. There are no promises, warrants, or other arrangements by which any natural person will acquire preferred shares outside of participation in the Offering.

Security Ownership by Our Adviser

Currently, affiliates of our Adviser own shares of our common stock, but there are no owners of the preferred shares.  No person has been promised any stock or warrants to purchase shares, save by participation in this Offering.

DIRECTORS AND EXECUTIVE OFFICERS

Our Board of Directors oversees our management. The Board of Directors currently consists of three members, two of whom are Independent Directors. Each director is elected annually by our stockholders. Our Board of Directors elects our officers, who serve at the discretion of the Board of Directors. The responsibilities of each director will include, among other things, the oversight of our investment activity, the valuation of our assets, and oversight of our financing arrangements. The Board of Directors has also established an audit committee and a nominating and corporate governance committee and may establish additional committees in the future.

Our Adviser has been providing advice to clients about real estate‑related assets and other investments since 1982. Much of that advice has focused on the types of real estate‑related investments MRC intends to make, through the Adviser’s management of the Legacy Funds and many other similarly organized investment vehicles. Accordingly, our officers and directors who are affiliated with our Adviser and/or Manager have the requisite experience with the types of assets we seek to acquire.

Board of Directors and Executive Officers

Directors

Name	Age	Position	Director Since
Interested Director
Chip Patterson	50	Chairman of the Board of Directors, Secretary, and General Counsel	2019
Independent Directors
Tim Dozois	59	Director	2012
Tom Frame	79	Director	2012

The address for each of our directors is 89 Davis Road, Suite 100, Orinda, CA 94563.

Executive Officers Who Are Not Directors

Name	Age	Position
Robert Dixon	50	Chief Executive Officer and President
Angche Sherpa	41	Chief Financial Officer and Treasurer
Glen Fuller	48	Chief Operating Officer
Christine Simpson	56	Chief Portfolio Manager
Jeri Bluth	46	Chief Compliance Officer

The address for each of our executive officers is 89 Davis Road, Suite 100, Orinda, CA 94563.

Biographical Information

Directors

Our directors have been divided into two groups — interested directors and Independent Directors. An Independent Director is defined in the NYSE Board Independence Standards, but generally is someone who is not associated, and has not been associated within the last three years, directly or indirectly, with us or our affiliates.

Interested Director

Charles “Chip” Patterson. Mr. Patterson, an MRC Executive Officer since May of 2012, is managing director, general counsel, and senior vice president of the Investment Adviser, the Adviser, and the Manager, and a director of their general partner, and a beneficial owner of all three companies, all since 2005.  Mr. Patterson is Mr. Fuller’s step-brother and Mr. Dixon’s brother-in-law.

Mr. Patterson graduated magna cum laude from the University of Michigan Law School with a J.D. degree and with high distinction and Phi Beta Kappa from the University of California at Berkeley with a B.A. degree in Political Science. Prior to joining the Manager in July 2003, he was a securities and corporate finance attorney with the national law firm of Davis Wright Tremaine LLP. Prior to law school, Chip Patterson taught physics, chemistry, and math at the high school level for three years. He also has prior experience in sales, retail, and banking, and is a licensed California Real Estate Broker. He has extensive history with the Adviser’s affiliated private funds, familiarity with our investment platform, and extensive knowledge of the real estate industry, legal and regulatory framework governing investment companies, business development companies, investment advisers, and investment valuation process.

Independent Directors

Tim Dozois. Mr. Dozois, an MRC director since May of 2012, was Vice President, Secretary and Corporate Counsel for Pendrell Corporation, a NASDAQ listed company specializing in intellectual property solutions, from June of 2010 until early 2018. From January 1996 until March of 2010, Mr. Dozois was an equity partner of Davis Wright Tremaine LLP, a Seattle-based national law firm, where he specialized in private securities work and structured financings, with a particular emphasis on the acquisition, financing and management of real property assets. He has nearly 30 years of experience supporting leading corporations in securities law compliance, mergers, acquisitions, and real estate acquisition, financing, and management.

Mr. Dozois received his B.S. in Financial Management from Oregon State University and his J.D. from the University of Oregon School of Law, where he was Order of the Coif.

Tom Frame. Mr. Frame, an MRC director since May of 2012, was a co‑founder of TransCentury Property Management and solely founded Paradigm Investment Corporation. TransCentury began in May of 1973 and has syndicated and managed over 10,000 residential units. During the last 35 years, Mr. Frame has been a principal in the acquisition, financing, restoration, and sale of over $500,000,000 in residential and commercial real estate. Paradigm was founded in June 1986 to sponsor and manage private, closed end “mutual funds.” Paradigm managed a portfolio of over $7,000,000 in limited partnership securities. The last of the funds successfully liquidated in December of 2000.

Mr. Frame received a B.A. degree in Mathematics from the University of Kansas in June 1964, a J.D. degree from the San Francisco Law School in June 1975, and an M.B.A. with honors from Pepperdine University in April 1986. Mr. Frame is currently managing his own investments which include residential units, commercial property, and a portfolio of securities.

Executive Officers Who Are Not Directors

Robert E. Dixon. Mr. Dixon is managing director and chief investment officer of MacKenzie and the Adviser, where he has been employed since 2005. He is a director of their general partner and a beneficial owner of all three companies. Mr. Dixon is Mr. Fuller’s and Mr. Patterson’s brother-in-law.

Robert Dixon served as an officer and director of Sutter Holding Company, Inc. from March 2002 until 2005. Mr. Dixon founded Sutter Capital Management, LLC, an investment management firm, in 1998 and sold it in 2005 to MCM Advisers, Inc. Mr. Dixon has been president of Sutter Capital Management since its founding. Mr. Dixon received his M.B.A. degree from Cornell University in 1998 and has held the Chartered Financial Analyst® designation since 1996. From October 1994 to June 1996 he worked for MacKenzie Patterson, Inc. as a securities research analyst. He worked for Lehman Brothers, Inc. in equity sales and trading during 1993 and 1994. Mr. Dixon received his B.A. degree in Economics from the University of California at Los Angeles in 1992.

Angche Sherpa. Mr. Sherpa was appointed to Chief Financial Officer in July 2021 after the retirement of Mr. Koslosky. He has been employed by our administrator, MacKenzie Capital Management, LP (“MacKenzie”), since 2012. Prior to his appointment, he was Director of Accounting and Financial Reporting of MacKenzie.

Mr. Sherpa graduated from San Francisco State University in 2006 with a Bachelor of Science degree in Business Administration (Accounting) with high honors. He obtained his Certified Public Accountant license from California Board of Accountancy in January 2011. Prior to joining MacKenzie, he worked as staff auditor from 2007 through 2008 and senior auditor from 2009 through 2012 at a national public accounting firm Moss Adams LLP. During his career at Moss Adams, he led various audit teams involved in auditing financial services companies including private equity, asset management, and real estate investment companies.

Glen W. Fuller. Mr. Fuller is managing director and chief operating officer of MacKenzie and the Adviser, where he has been employed since 2000. He is a director of their general partner and a beneficial owner of all three companies. Mr. Fuller is Mr. Dixon’s brother-in-law and Mr. Patterson’s step-brother.

Prior to becoming senior vice president of the Manager, he was with the Manager for two years as a portfolio manager and research analyst. Prior to joining the Manager, Mr. Fuller spent two years running the over the counter trading desk for North Coast Securities Corp. (previously Morgan Fuller Capital Group) with responsibility for both the proprietary and retail trading desks. Mr. Fuller was also the registered options principal and registered municipal bond principal for North Coast Securities Corp., a registered broker‑dealer. Mr. Fuller previously held his FINRA Series 7, general securities registration. Mr. Fuller has a B.A. degree in Management. Mr. Fuller has also spent time working on the floor of the New York Stock Exchange as a trading clerk and on the floor of the Pacific Stock Exchange in San Francisco as an assistant specialist for LIT America.

Jeri R. Bluth. Ms. Bluth is the chief compliance officer for MacKenzie and the Adviser, where she has been employed since 1996. She owns a beneficial interest in each MacKenzie, the Adviser, and their general partner. Mrs. Bluth oversees compliance for all the funds advised by the Adviser, and she oversees MRC’s compliance with our Code of Ethics, Bylaws, Charter, and applicable rules and regulations.

Mrs. Bluth began her career with MacKenzie Patterson Fuller, Inc. in July of 1996 in the Investor Services Department. During Mrs. Bluth’s career with the Manager, she graduated from St. Mary’s College of California in June 2001, with a B.A. degree in Business Management.

Christine E. Simpson. Ms. Simpson is the chief portfolio manager for MacKenzie and the Adviser, where she has been employed since 1990. She owns a beneficial interest in each MacKenzie, the Adviser, and their general partner.  She is responsible for the day‑to‑day operations of the Manager’s research department.

During Mrs. Simpson’s career with the Manager, she graduated: with a B.A. degree in Business Management from St. Mary’s College of California in October 2004 (with honors), with an M.S. degree in Financial Analysis and Investment Management in September 2006, and an M.B.A. in June 2008. As a result of these and other professional experiences, Mrs. Simpson possesses particular knowledge and experience in real estate that strengthen the investment committee’s collective qualifications, skills and experience.

Board Leadership Structure

Our Board of Directors monitors and performs an oversight role with respect to our business and affairs, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of our service providers. Among other things, our Board of Directors approves the appointment of our Adviser and officers, reviews and monitors the services and activities performed by our Adviser and executive officers and approves the engagement, and reviews the performance of, our independent registered public accounting firm. Our Board also quarterly ratifies our Adviser’s selection of assets for our portfolio.

Under our Bylaws, our Board of Directors may designate a chairman to preside over the meetings of the Board of Directors and meetings of the stockholders and to perform such other duties as may be assigned to him by the board. We do not have a fixed policy as to whether the chairman of the board should be an Independent Director and believe that we should maintain the flexibility to select the chairman and reorganize the leadership structure, from time to time, based on the criteria that is in our best interests and our stockholders best interests at such times.

Presently, Chip Patterson serves as the chairman of our Board of Directors. Chip Patterson is not an Independent Director because he is on the investment committee of our Adviser and is the manager and managing member of our Adviser and Administrator, respectively.  We believe Mr. Patterson is qualified to serve on our Board of Directors because of his history with affiliated private funds, familiarity with our investment platform and his extensive knowledge of the real estate industry, legal and regulatory framework governing investment companies, business development companies, investment advisers, and investment valuation process. We believe that we are best served through this existing leadership structure, as Mr. Patterson’s relationship with our Adviser provides an effective bridge and encourages an open dialogue between management and the Board of Directors, ensuring that both groups act with a common purpose.

Our Board of Directors does not currently have a designated lead Independent Director. We are aware of the potential conflicts that may arise when a non‑Independent Director is chairman of the board, but believe these potential conflicts are offset by our strong corporate governance policies. Our corporate governance policies include regular meetings of the Independent Directors in executive session without the presence of interested directors and management, the establishment of audit and nominating and corporate governance committees comprised solely of Independent Directors and the appointment of a Chief Compliance Officer, with whom the Independent Directors meet regularly without the presence of interested directors and other members of management, for administering our compliance policies and procedures.

None of the Directors currently serves as a director for any other public company. Further, no Director holds any ownership interest in MRC. The Independent Directors will be paid an annual retainer of $48,000 and the chair of the audit committee will be paid an additional retainer of $1,000 and each Director will be paid a meeting attendance fee of $1,000 for attending in‑person meetings and $500 for telephonic meetings, not expected to be held more than quarterly, of the Board and the audit committee.

We recognize that different board leadership structures are appropriate for companies in different situations. We believe that the Board’s structure is appropriate for our operations and having a class of securities which is registered under the 1934 Act, in that its members possess an appropriate depth and breadth of experience relating to our planned investment program. We intend to re‑examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.

Board’s Role In Risk Oversight

Our Board of Directors performs its risk oversight function primarily through (i) its two standing committees, which report to the entire Board of Directors and are comprised solely of Independent Directors, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures.

As described below in more detail under “Committees of the Board of Directors,” the audit committee and the nominating and corporate governance committee assist the Board of Directors in fulfilling its risk oversight responsibilities. The audit committee’s risk oversight responsibilities include overseeing our accounting and financial reporting processes, our systems of internal controls regarding finance and accounting, our valuation process, and audits of our consolidated financial statements. The nominating and corporate governance committee’s risk oversight responsibilities include selecting, researching and nominating directors for election by our stockholders, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management.

Our Board of Directors also performs its risk oversight responsibilities with the assistance of the CCO. The Board of Directors will annually review a written report from the CCO discussing the adequacy and effectiveness of our compliance policies and procedures and those of our service providers. The CCO’s annual report will address, at a minimum, (i) the operation of our compliance policies and procedures and those of our service providers since the last report; (ii) any material changes to such policies and procedures since the last report; (iii) any recommendations for material changes to such policies and procedures as a result of the CCO’s annual review; and (iv) any compliance matter that has occurred since the date of the last report about which the Board of Directors would reasonably need to know to oversee our compliance activities and risks. In addition, the CCO will meet separately in executive session with the Independent Directors at least once each year.

We recognize that different board roles in risk oversight are appropriate for companies in different situations. We intend to re‑examine the manners in which the board administers its oversight function on an ongoing basis to ensure that they continue to meet our needs.

Committees of the Board of Directors

An audit committee and a nominating and corporate governance committee have been established by our Board of Directors. All directors are expected to attend at least 75.0% of the aggregate number of meetings of the Board of Directors and of the respective committees on which they serve. We require each director to make a diligent effort to attend all board and committee meetings as well as each annual meeting of our stockholders.

Audit Committee

The audit committee operates under a charter approved by our Board of Directors, which contains the responsibilities of the audit committee. The audit committee’s responsibilities include establishing guidelines and making recommendations to our Board of Directors regarding the valuation of our loans and investments, selecting our independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of their audit of our consolidated financial statements, pre‑approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems, reviewing our annual consolidated financial statements and periodic filings and receiving our audit reports and consolidated financial statements. The audit committee is currently composed of Messrs. Dozois and Frame, both of whom are Independent Directors as defined by the NYSE Board Independence Standards. Mr. Dozois serves as chairman of the audit committee. We have determined that Mr. Dozois is an audit committee financial expert, as defined in SEC rules.  The audit committee met 4 times during the fiscal year ended June 30, 2021.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee operates under a charter approved by our Board of Directors. The members of the nominating and corporate governance committee are Messrs. Dozois and Frame, both of whom are Independent Directors. Mr. Frame serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the Board of Directors or a committee thereof, developing and recommending to the Board of Directors a set of corporate governance principles and overseeing the evaluation of the Board of Directors and our management. The nominating and corporate governance committee currently does not consider nominees recommended by our stockholders.

The nominating and corporate governance committee seeks candidates who possess the background, skills and expertise to make a significant contribution to the Board of Directors, our operations, and our stockholders. In considering possible candidates for election as a director, the nominating committee takes into account, in addition to such other factors as it deems relevant, the desirability of selecting directors who:

•	are of high character and integrity;
•	are accomplished in their respective fields, with superior credentials and recognition;
•	have relevant expertise and experience upon which to be able to offer advice and guidance to management;
•	have sufficient time available to devote to our affairs;
•	are able to work with the other members of the Board of Directors and contribute to our success;
•	can represent the long‑term interests of our stockholders as a whole; and
•	are selected such that the Board of Directors represents a range of backgrounds and experience.

The nominating and corporate governance committee has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the nominating and corporate governance committee considers and discusses diversity, among other factors, with a view toward the needs of the Board of Directors as a whole. The nominating and corporate governance committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to the Board of Directors, when identifying and recommending director nominees. The nominating and corporate governance committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the nominating and corporate governance committee’s goal of creating a Board of Directors that best serves our needs and the interests of our stockholders.

The nominating and corporate governance committee met one time in the fiscal year ended June 30, 2020.

  Compensation Committee

We do not have a compensation committee because our executive officers do not receive any direct compensation from us.

Compensation of Directors

Our Independent Directors receive an annual retainer of $48,000. They also receive $1,000 plus reimbursement of reasonable out‑of‑pocket expenses incurred in connection with attending each board meeting in person and $500 for each telephonic meeting, and also receive $500 plus reimbursement of reasonable out‑of‑pocket expenses incurred in connection with attending each committee meeting. In addition, the chairman of the audit committee receives an annual fee of $1,000 and each chairman of any other committee receives an annual fee of $1,000 for their additional services, if any, in these capacities. No compensation is expected to be paid to directors who are not Independent Directors.

Compensation of Executive Officers

None of our officers receives direct compensation from us. However, all of the executive officers, through their indirect financial interest in our Adviser, will be entitled to a portion of any advisory fees paid by us to our Adviser under the Advisory Agreement. The Advisory Agreement will be reapproved on an annual basis by our Board of Directors, including a majority of our Independent Directors.

EXECUTIVE COMPENSATION

Summary Compensation Of Executive Officers

None of the named Executive Officers of the Company was paid money or granted equity in either of the last two fiscal years. As such, we have not included a Summary Compensation Table.  Further, we do not plan to award any named Executive Officer any compensation for their services; they will only be compensated through their ownership of our Advisers and our Adviser will compensate its Executive Officers out of the fees we pay our Adviser. Working through our Advisers, our Named Executive Officers, together with employees of our Advisers, will perform asset management, acquisition of real estate assets, property management, and financial management.  Fees for these services will be paid to our Advisers and our Executive Officers will realize growth as owners/members of our Advisers.

No Executive Has Any Outstanding Equity Awards

No named Executive Officer has any unexercised options, stock that has not vested, or any equity incentive plan awards.

We Have No Executive Officer Retirement Plan

We have no plan that provides for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans.

No Plan Of Payment On Termination, Resignation, Or Change In Control

We have no contract, agreement, plan or arrangement that provide for the payment of a named Executive Officer at, following, or in connection with resignation, retirement or other termination of a named executive officer. We also have no contract, agreement, plan or arrangement that provide for the payment of a named Executive Officer upon a change in control or a change in the named executive officer’s responsibilities following a change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Advisory & Administration Agreements

We entered into the Advisory Agreement with the Investment Adviser, which is owned by MPF Founders LP, MPF Principals LP, and MPF Successors LP and with the Real Estate Adviser, which is owned by the same limited partners of the foregoing.  Our executive officers are employees of the Investment Adviser, and our Interested Director has extensive relationships with the Investment Adviser.  The Investment Adviser’s address is 89 Davis Road, Suite 100, Orinda, CA 94563.  The Investment Adviser’s affiliates manage 19 private equity funds, and the Real Estate Adviser and its affiliates advise another private REIT and are involved in investing, managing, or redeveloping over 200 limited partnerships or limited liability companies which own over 6,200 apartment units, 3 office buildings, a grocery-anchored shopping mall, and a skilled nursing and assisted living center campus.  These affiliates may also manage other funds in the future that may have investment mandates that are similar, in whole and in part, with ours.

The Adviser and its affiliates may determine that an investment is appropriate for us and for one or more of those other funds.  In such event, depending on the availability of such investment and other appropriate factors, the Investment Adviser or its affiliates may determine that we should invest side-by-side with one or more other funds.  Any such investments will be made only to the extent permitted by applicable law and interpretive positions of the SEC and its staff, and consistent with the Investment Adviser’s allocation procedures, available upon request.

MacKenzie Capital Management, a California limited partnership, serves as our manager and administrator. The principal executive offices of our Manager are located at 89 Davis Road, Suite 100, Orinda, CA. Our Interested Director has extensive relationships with the Investment Adviser.  Pursuant to an Administration Agreement, our Manager furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, our Manager also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records which we are required to maintain and preparing reports to our stockholders. In addition, our Manager assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the Administration Agreement are equal to an amount based upon our allocable portion of our Manager’s overhead in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and our allocable portion of the compensation of our chief financial officer and our allocable portion of the compensation of any administrative support staff. All such allocations will be approved by the Independent Directors.  Under the Administration Agreement, our Manager also provides on our behalf managerial assistance to those portfolio companies that request such assistance.

Our Manager also provides administrative services to the Investment Adviser.  As a result, the Investment Adviser also reimburses our Manager for its allocable portion of our Manager’s overhead, including rent, the fees and expenses associated with performing compliance functions for the Investment Adviser, and its allocable portion of the compensation of any administrative support staff. To the extent the Investment Adviser or any of its affiliates manage other investment vehicles in the future, no portion of any administrative services provided by our Manager to such other investment vehicles will be charged to us.

License Agreement

We have entered into the Administrative Agreement with our Manager under which it has granted to us a non-exclusive, royalty-free license to use the name “MacKenzie.” Under this agreement, we have a right to use the MacKenzie name for so long as we engage the Adviser to serve as our investment adviser. Other than with respect to this limited license, we will have no legal right to the “MacKenzie” name.

Related Party Transaction Approval

We have also adopted a Code of Ethics which applies to, among others, our senior officers, including our Chief Executive Officer and Chief Financial Officer, as well as all of our officers, directors and employees. Our Code of Ethics requires that all employees and directors avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and our interests. Pursuant to our Code of Ethics, each employee and director must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to our Chief Compliance Officer. Our Audit Committee is charged with approving any waivers under our Code of Ethics.

SELECTION, MANAGEMENT AND CUSTODY OF INVESTMENTS

Our External Adviser

Our Adviser will be responsible for:

•	the selection, purchase and sale of our portfolio investments;
•	our financing activities;
•	leasing of our Investment to tenants;
•	sales of our assets in order to provide liquidity;
•	maintenance and risk mitigation (including insurances acquisition)
•	providing us with real estate advisory services.

Our Adviser will be responsible for our day-to-day operations and will perform (or will cause to be performed) such services and activities relating to our assets and operations as may be appropriate.

Accordingly, we believe that our success will depend significantly upon the experience, skill, resources, relationships and contacts of the senior officers and key personnel of our Adviser and its affiliates. We believe that our future success depends, in large part, upon our Adviser’s ability to hire and retain highly skilled managerial, operational and marketing personnel.

See Advisory Agreement and Exhibits 6.7 and 6.8.

Investment Discretion

Our Adviser is authorized to follow very broad investment guidelines established by our Board of Directors. Our Board of Directors will periodically review our investment guidelines and our portfolio of assets but will not, and will not be required to, review all of our proposed investments, except in limited circumstances as set forth in our investment policies.

In addition, in conducting periodic reviews, our Board of Directors may rely primarily on information provided to them by our Adviser.

Our Adviser has great latitude within the broad parameters of our investment guidelines in determining the types and amounts of assets in which to invest on our behalf, including making investments that may result in returns that are substantially below expectations or result in losses, which would materially and adversely affect our business and results of operations, or may otherwise not be in the best interests of our stockholders.

Even though our Adviser will be providing real estate advisory services, our Adviser is not a licensed asset manager.

SAFEKEEPING, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our cash is held in safekeeping by Summit Bank located at 2969 Broadway, Oakland CA 94611. Charles Schwab & Co, Inc., 1945 Northwestern Drive, El Paso, Texas 79912-1108 serves as custodian for most of our traded securities.  US Bank National Association, located at 1555 N. Rivercenter Drive, Suite 300, Milwaukee, Wisconsin 53212, will serve as custodian with respect to our non‑traded assets. MacKenzie Capital Management, LP will act as our transfer agent, dividend paying agent, and registrar. The principal business address of our transfer agent is 89 Davis Road, Suite 100, Orinda, CA 94563.

INVESTMENTS THROUGH CUSTODIAL ACCOUNTS

If you would like to purchase shares through a custodial account (e.g., for an IRA or investment adviser custodial account), we will pay the set-up fees for such account if you invest a minimum of $50,000. After we pay the set-up fee, you will be responsible for the annual maintenance fees charged by the custodian.

INDEPENDENT AUDITORS

The consolidated financial statements of MacKenzie Realty Capital, Inc. included in this Offering Circular have been audited by Moss Adams LLP, independent auditors, as stated in their report, which is included herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form 1-A, together with all amendments and related exhibits, under the Securities Act, with respect to our preferred shares offered hereby.

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the 1934 Act. We are also required to provide stockholders with quarterly reports containing the information contained in any quarterly report filed by us with the SEC.  The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which is available on the SEC’s website at http://www.sec.gov. This information will also be available free of charge by contacting us at MacKenzie Realty Capital, Inc., 89 Davis Road, Suite 100, Orinda, CA 94563, by telephone at (925) 631‑9100 or (800) 854‑8357, or on our website at http://www.mackenzierealty.com.

POLICIES WITH RESPECT TO CERTAIN TRANSACTIONS

Policy Regarding Conflicts in Pecuniary Interest

We do not have a policy that expressly restricts any of our directors, officers, stockholders or affiliates, including our Adviser and its officers and employees, from having a pecuniary interest in an investment in or from conducting, for their own account, business activities of the type we conduct.

As stated extensively in this Offering Circular, some members of our Board and Executive Officers are the same individuals that serve as board members of our Adviser and of several other investment structured and managed by them.

1Competition with Adviser and Affiliates

Our Code of Ethics requires that all employees and directors avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and our interests. Pursuant to our Code of Ethics, each employee and director must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to our Chief Compliance Officer. Our Audit Committee is charged with approving any waivers under our Code of Ethics.

LIMITATIONS OF LIABILITY

Liability of our Directors and Officers is Limited

Our charter limits the personal liability of our directors and officers to us and our stockholders and our charter authorizes us to obligate ourselves to indemnify and advance expenses to our directors, and our officers except to the extent prohibited by the Maryland General Corporation Law, or MGCL.  In addition, our bylaws require us to indemnify and advance expenses to our directors and our officers.

In addition, our bylaws require us to indemnify and advance expenses to our directors and our officers, and permit us, with the approval of our Board of Directors, to provide such indemnification and advance of expenses to any individual who served a predecessor of us in any of the capacities described above and to any employee or agent of the Company.

We do not intend to purchase insurance on behalf of our directors against liability asserted against or incurred by them in their official capacities with us.

Liability of our Limited is Limited

Upon approval of our Board of Directors, we are authorized to indemnify and advance expenses to our Adviser. This obligation arises under our Advisory Agreement. See Exhibit 6.8.

FINANCIAL STATEMENTS

Index to Audited Consolidated Financial Statements

Consolidated Financial Statements

Index to Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
MacKenzie Realty Capital, Inc.

Opinion on the Consolidated Financial Statements

 We have audited the accompanying consolidated balance sheet (successor basis) as of June 30, 2021, and the consolidated statement of assets and liabilities (predecessor basis), including the consolidated schedule of investments (predecessor basis) as of June 30, 2020, of Mackenzie Realty Capital, Inc., (the “Company”), the related consolidated statements of operations (successor basis), changes in equity (successor basis), and cash flows (successor basis) for the six months ended June 30, 2021, the related consolidated statements of operations (predecessor basis), changes in net assets (predecessor basis), and cash flows (predecessor basis) for the six months ended December 31, 2020, and the years ended June 30, 2020 and 2019, and the related notes and financial statement schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2021 and 2020, and the consolidated results of its operations (successor basis) and its cash flows (successor basis) for the six months ended June 30, 2021, the consolidated results of its operations (predecessor basis) and its cash flows (predecessor basis) for the six months ended December 31, 2020, and the years ended June 30, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

 Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Index to Audited Consolidated Financial Statements

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

 Critical Audit Matters

 The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

 Evaluation and Consolidation of Variable Interest Entities

 As disclosed in Notes 2 and 5 to the consolidated financial statements, the Company invests in various types of variable interest entities (“VIEs”) including limited partnership interests, limited liability companies and corporations. In determining whether the Company has a controlling interest in a variable interest entity and meets the requirement to consolidate the accounts of that entity, the Company considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the partners/members, as well as whether the entity is a variable interest entity for which the Company is the primary beneficiary.

We identified the Company’s evaluation of VIEs for consolidation as a critical audit matter. The guidance for applying variable interest determination is complex and focuses on identifying the reporting entity with power to make decisions that most significantly impact the economic performance of the entity being evaluated for consolidation and whether the entity with power has the rights to receive benefits that could be significant. Identifying variable interests generally requires a qualitative assessment that focuses on the purpose and design of an entity and auditing managements determination involves significant auditor judgment due to the nature and extent of audit evidence and effort required to address these matters.

 The primary procedures we performed to address this critical audit matter included:

•                    Evaluating the reasonableness and appropriateness of management’s evaluation of each VIE and determination of primary beneficiary of the VIE through a decision-making workflow.

•                    Reading pertinent supporting organizational documents and agreements associated with each VIE to agree key terms with those used in management’s evaluation of each VIE.

•                    Consulting with our internal specialists on the conclusions reached for each VIE originated during the year.

Index to Audited Consolidated Financial Statements

Purchase Price Allocation for Acquisitions

 As described in Notes 2 and 3 to the consolidated financial statements, the Company acquired certain real estate properties during the year ended June 30, 2021, that were accounted for as asset acquisitions. For each asset acquisition, the Company assesses the acquisition-date fair values of all tangible assets, identifiable intangible assets, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) which utilize appropriate discount and/or capitalization rates and other available market information to allocate the purchase price to land, buildings and identified intangible assets and liabilities. Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, carrying costs during lease-up periods, discount rates, market absorption periods, prevailing interest rates, and the number of years the property will be held for investment.

 The principal consideration for our determination that measurement of the fair value used in the purchase price allocation of real estate acquisitions is a critical audit matter are (i) the significant judgment by management to determine the fair value measurements of tangible, intangible assets and liabilities to allocate the purchase price; (ii) significant auditor judgment, subjectivity and effort in evaluating audit evidence related to the significant assumptions used in the fair value measurement; (iii) the sensitivity of the respective fair values to the significant underlying assumptions. and (iv) use of professionals with specialized skill and knowledge to assist in performing the procedures and evaluating the audit evidence obtained.

 The primary procedures we performed to address this critical audit matter included:

•
With the assistance of our fair value specialists, we evaluated the reasonableness of the purchase price allocation reports and valuation methodology and critical inputs such as market lease rates, carrying costs during lease-up periods, capitalization rates, discount rates, market absorption periods and prevailing interest rates. The evaluation included comparison of Company assumptions to independently developed ranges using market data from industry transaction databases and published industry reports. Our overall assessment also included consideration of whether such information was consistent with evidence obtained in other areas of the audit.

•	We evaluated the mathematical accuracy of the valuation models and performed procedures over the completeness and accuracy of the data provided by management.

Fair Value Measurement of Level III Investments

As disclosed in Note 2 and 4 to the consolidated financial statements, the real estate securities and non- securities in which the Company invests are, due to the absence of an efficient market, generally illiquid and have been classified as Level III investments. Establishing fair values for illiquid investments is inherently subjective and is often dependent upon significant estimates and modeling assumptions that are unobservable and generally requires the Company to establish the use of internal assumptions about future cash flows, including the cash flows of underlying real property, and appropriate risk-adjusted discount rates. Fair values for these investments are estimated by management using valuation methodologies that consider a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment and local market conditions. The inputs into the determination of fair value require significant judgment by management.

Index to Audited Consolidated Financial Statements

The principal consideration for our determination that measurement of the fair value of Level III investments is a critical audit matter are (i) the significant judgment by management to determine the fair value measurements of Level III investments; (ii) significant auditor judgment, subjectivity and effort in evaluating audit evidence related to the significant assumptions used in the fair value measurement; (iii) the sensitivity of the respective fair values to the significant underlying assumptions and (iv) use of professionals with specialized skill and knowledge to assist in performing the procedures and evaluating the audit evidence obtained.

 The primary procedures we performed to address this critical audit matter included:

  •With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology and significant assumptions used in the valuation models such as  future cash flows, including the cash flows of underlying real property, risk-adjusted discount rates, nature of the investment and local market conditions. The evaluation included comparison of Company’s assumptions to independently developed ranges using market data from industry transaction databases and published industry reports. Our overall assessment of these assumptions also included consideration of whether such information was consistent with evidence obtained in other areas of the audit.
  For investments sold during the year or subsequent to year end, we evaluated management’s ability to reasonably estimate fair value by comparing management’s historical estimates to actual results from those sales.
  We evaluated the mathematical accuracy of the valuation models and performed procedures over the completeness and accuracy of the data provided by management.

/s/ Moss Adams LLP

Campbell, California

September 28, 2021

We have served as the Company’s auditor since 2012.

Index to Audited Consolidated Financial Statements

MacKenzie Realty Capital, Inc.

Consolidated Balance Sheet (Successor Basis)

June 30, 2021

Assets
Real estate assets
Land	$16,293,591
Building, fixtures and improvements	38,348,005
Intangible lease assets	5,588,942
Less: accumulated depreciation and amortization	(2,257,903)
Total real estate assets, net	57,972,635
Cash	4,833,848
Restricted cash	2,919,705
Investments, at fair value	39,909,838
Unconsolidated investment (non-security), at fair value	30,599,405
Investments income, rents and other receivables	1,985,325
Prepaid expenses and other assets	332,271
Total assets	$138,553,027

Liabilities
Mortgage notes payable	$38,693,330
Accounts payable and accrued liabilities	918,449
Below-market lease liabilities, net	838,313
Deferred rent and other liabilities	738,178
Due to related entities	1,937
Total liabilities	41,190,207

Equity
Common stock, $0.0001 par value, 80,000,000 shares authorized; 13,316,426.79 shares issued and outstanding	1,332
Capital in excess of par value	120,408,505
Accumulated deficit	(23,298,857)
Total stockholders' equity	97,110,980
Non-controlling interests	251,840
Total equity	97,362,820

Total liabilities and equity	$138,553,027

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Index to Audited Consolidated Financial Statements

MacKenzie Realty Capital, Inc.

Consolidated Statement of Assets and Liabilities (Predecessor Basis)

June 30, 2020

Assets
Investments, at fair value
Non-controlled/non-affiliated investments (cost of $48,895,786)	$38,081,970
Affiliated investments (cost of $12,426,110)	12,107,884
Controlled investments (cost of $43,370,752)	43,515,291
Total investments, at fair value (cost of $104,692,648)	93,705,145
Cash	8,957,393
Accounts receivable	1,087,432
Other assets	138,773
Deferred offering costs, net	278,021
Total assets	$104,166,764

Liabilities
Accounts payable and accrued liabilities	$135,040
Capital pending acceptance	87,739
Due to related entities	718,264
Total liabilities	941,043

Net assets
Common stock, $0.0001 par value, 80,000,000 shares authorized; 12,836,608.02 shares issued and outstanding)	1,284
Capital in excess of par value	116,455,600
Total distributions in excess of earnings	(13,231,163)
Total net assets	103,225,721

Total liabilities and net assets	$104,166,764

Net asset value per share	$8.04

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Index to Audited Consolidated Financial Statements

MacKenzie Realty Capital, Inc.

Consolidated Schedule of Investments (Predecessor Basis)

June 30, 2020

Name		Asset Type	Shares/Units	Cost Basis	Total Fair Value	% of Net Assets

American Finance Trust 7.5% PFD	(4)	Publicly Traded Company	34,000.00	$610,229	$797,980	0.78
American Finance Trust Inc., Class A	(4)	Publicly Traded Company	86,500.00	500,619	686,378	0.66
Apartment Investment & Management Company- Class A	(4)	Publicly Traded Company	26,200.00	999,945	986,168	0.96
Ashford Hospitality Trust, Inc.	(4)	Publicly Traded Company	360,000.00	244,092	260,136	0.25
Bluerock Residential Growth REIT, Inc.	(4)	Publicly Traded Company	70,000.00	513,940	565,600	0.55
CBL & Associates Properties, Inc. - Preferred D	(4)	Publicly Traded Company	188,000.00	1,707,042	169,200	0.16
City Office REIT, Inc. - Preferred A	(4)	Publicly Traded Company	12,196.00	201,436	288,679	0.28
CorEnergy Infrastructure 7.375% PFD A	(4)	Publicly Traded Company	36,031.00	621,401	487,139	0.47
Host Hotels & Resorts Inc	(4)	Publicly Traded Company	24,500.00	237,354	264,355	0.26
Independence Realty Trust, Inc.	(4)	Publicly Traded Company	33,000.00	295,551	379,170	0.37
NexPoint Residential Trust, Inc.	(4)	Publicly Traded Company	8,000.00	294,490	282,800	0.27
One Liberty Properties, Inc.	(4)	Publicly Traded Company	24,500.00	370,318	431,690	0.42
RLJ Lodging Trust	(4)	Publicly Traded Company	42,000.00	243,541	396,480	0.38
The Macerich Company	(4)	Publicly Traded Company	59,943.00	1,018,578	537,689	0.52
VEREIT, Inc	(4)	Publicly Traded Company	58,000.00	294,437	372,940	0.36
WP Carey, Inc.	(4)	Publicly Traded Company	5,000.00	301,375	338,250	0.33
Total Publicly Traded Companies				8,454,348	7,244,654	7.02

Benefit Street Partners Realty Trust, Inc.	(5)	Non Traded Company	239,401.33	3,488,167	2,496,956	2.41
Carter Validus Mission Critical REIT II, Inc. Class A	(5)	Non Traded Company	288,506.00	1,666,123	1,632,944	1.58
CIM Real Estate Finance Trust, Inc.	(5)	Non Traded Company	522,144.54	3,043,423	2,349,650	2.28
CNL Healthcare Properties, Inc.	(5)	Non Traded Company	268,532.71	1,562,429	1,176,173	1.14
Cole Credit Property Trust V, Inc.	(5)	Non Traded Company	55,455.36	693,789	610,009	0.59
Cole Credit Property Trust V, Inc. Class T	(5)	Non Traded Company	1,466.55	18,438	16,132	0.02
Cole Office & Industrial REIT (CCIT II), Inc. Class A	(5)	Non Traded Company	17,792.56	114,700	124,370	0.12
Cole Office & Industrial REIT (CCIT II), Inc. Class T	(5)	Non Traded Company	1,441.84	6,906	10,078	0.01
Corporate Property Associates 18 Global A Inc.	(5)	Non Traded Company	4,695.14	39,627	30,471	0.03
First Capital Real Estate Trust, Inc.	(5)(6)	Non Traded Company	3,792.51	15,161	13,388	0.01
FSP 1441 Main Street	(5)(6)	Non Traded Company	15.73	8,559	39,128	0.04
FSP 303 East Wacker Drive Corp. Liquidating Trust	(5)(6)	Non Traded Company	3.00	30	679	-	*
FSP Energy Tower I Corp. Liquidating Trust	(2)(5)(6)	Non Traded Company	19.35	7,929	9,810	0.01
FSP Grand Boulevard Liquidating Trust	(5)(6)	Non Traded Company	7.50	8	2,851	-	*
FSP Satellite Place	(2)(5)(6)	Non Traded Company	19.60	588,176	532,579	0.52
Griffin Capital Essential Asset REIT, Inc.	(5)	Non Traded Company	23,044.28	151,802	144,027	0.14
Griffin-American Healthcare REIT III, Inc.	(5)	Non Traded Company	59,480.45	324,537	312,272	0.30
GTJ REIT, Inc.	(5)	Non Traded Company	1,000.00	11,530	9,280	0.01
Healthcare Trust, Inc.	(5)	Non Traded Company	479,718.92	4,806,568	3,271,683	3.17
Highlands REIT Inc.	(5)(6)	Non Traded Company	23,225,520.45	4,120,660	3,019,318	2.92
HGR Liquidating Trust	(5)(6)	Non Traded Company	73,170.41	244,648	292,682	0.28
Hospitality Investors Trust, Inc.	(5)(6)	Non Traded Company	20,493.11	90,607	20,083	0.02
InvenTrust Properties Corp.	(5)	Non Traded Company	2,235,413.80	2,710,159	2,749,559	2.66
KBS Real Estate Investment Trust II, Inc.	(5)(6)	Non Traded Company	1,365,338.22	3,754,369	2,266,461	2.20
KBS Real Estate Investment Trust III, Inc.	(5)	Non Traded Company	65,717.13	550,359	529,680	0.51
New York City REIT, Inc.	(5)(6)	Non Traded Company	319,024.14	3,800,940	3,110,485	3.01
NorthStar Healthcare Income, Inc.	(5)(6)	Non Traded Company	23,573.29	87,643	35,596	0.03
Phillips Edison & Company, Inc	(5)	Non Traded Company	851,563.96	6,286,760	4,589,930	4.45
SmartStop Self Storage REIT, Inc.	(5)	Non Traded Company	7,304.42	54,166	57,048	0.06
Steadfast Apartment REIT	(5)	Non Traded Company	73,226.79	815,995	741,055	0.72
Strategic Realty Trust, Inc.	(5)	Non Traded Company	321,296.92	1,252,790	649,020	0.63
Summit Healthcare REIT, Inc.	(2)(5)(6)	Non Traded Company	1,409,436.22	1,926,736	1,874,550	1.82
The Parking REIT Inc.	(5)(6)	Non Traded Company	17,989.90	230,880	90,129	0.09
Total Non Traded Companies (1)				42,474,614	32,808,076	31.78

3100 Airport Way South LP	(5)	LP Interest	1.00	355,000	320,253	0.31
5210 Fountaingate, LP	(2)(5)(6)	LP Interest	9.89	500,000	425,796	0.41
Bishop Berkeley, LLC	(3)(5)	LP Interest	4,050.00	4,050,000	3,854,223	3.73
BP3 Affiliate, LLC	(2)(5)(6)	LP Interest	1,668.00	1,668,000	1,668,000	1.62
BR Cabrillo LLC	(5)(6)	LP Interest	346,723.23	104,944	104,017	0.10
BR Everwood Investment Co, LLC	(2)(5)	LP Interest	3,750,000.00	3,750,000	3,750,000	3.63
BR Sunrise Parc Investment Co, LLC	(2)(5)	LP Interest	2,720,911.00	2,720,911	2,720,911	2.64
Britannia Preferred Members, LLC -Class 1	(3)(5)(6)	LP Interest	103.88	2,597,000	3,505,950	3.40
Britannia Preferred Members, LLC -Class 2	(3)(5)(6)	LP Interest	514,858.30	6,826,931	7,089,599	6.87
Capitol Hill Partners, LLC	(3)(5)(6)	LP Interest	190,000.00	1,900,000	1,468,700	1.42
Citrus Park Hotel Holdings, LLC	(3)(5)	LP Interest	5,000,000.00	5,000,000	5,000,000	4.84
Dimensions28 LLP	(3)(5)	LP Interest	10,800.00	10,801,015	10,949,688	10.61
Lakemont Partners, LLC	(2)(5)	LP Interest	1,000.00	941,180	857,160	0.83
MacKenzie Realty Operating Partnership, LP	(3)(5)(6)	LP Interest	1,451,642.63	12,145,905	11,613,141	11.25
MPF Pacific Gateway - Class B	(2)(5)(6)	LP Interest	23.20	6,287	7,164	0.01
Redwood Mortgage Investors VIII	(5)	LP Interest	56,300.04	29,700	12,949	0.01
Satellite Investment Holdings, LLC - Class B	(5)(6)	LP Interest	0.31	22	8,960	0.01
Secured Income, LP	(2)(5)(6)	LP Interest	64,670.00	316,890	261,914	0.25
Total LP Interest				53,713,785	53,618,425	51.94

Coastal Realty Business Trust, REEP, Inc. - A	(3)(5)(6)	Investment Trust	72,320.00	49,901	33,990	0.03
Total Investment Trust				49,901	33,990	0.03

Total Investments				$104,692,648	$93,705,145	90.77

* amount is below 0.01%

(1) Investments primarily in non-traded public REITs or their successors.

(2) Under the 1940 Act, the Company generally is deemed to be an “affiliated person” of a portfolio company if it owns between 5% and 25% of the portfolio company’s voting securities. As of June 30, 2020, the Company is deemed to be “affiliated” with these portfolio companies despite that fact that the Company does not have the power to exercise control over the management or policies of such portfolio companies. See additional disclosures in Note 6.

(3) Under the 1940 Act, the Company generally is deemed to “control” a portfolio company if it owns more than 25% of the portfolio company’s voting securities or it has the power to exercise control over the management or policies of such portfolio company. As of June 30, 2020, the Company is deemed to be in “control” of these portfolio companies despite that fact that the Company does not have the power to exercise control over the management or policies of such portfolio companies. See additional disclosures in Note 6.

(4) Non-qualifying assets under Section 55(a) of the 1940 Act. As of June 30, 2020, the total percentage of non-qualifying assets is 6.95%, and as a business development company non-qualifying assets may not exceed 30% of our total assets.

(5) Investments in illiquid securities, or securities that are not traded on a national exchange. As of June 30, 2020, 83.00% of the Company's total assets are in illiquid securities.
(6) Investments in non-income producing securities. As of June 30, 2020, 36.00 % of the Company's total assets are in non-income producing securities.

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Index to Audited Consolidated Financial Statements

MacKenzie Realty Capital, Inc.

Consolidated Statement of Operations (Successor Basis)

Six Months Ended
June 30, 2021
Revenue
Rental and reimbursements	$3,745,115

Expenses
Property operating and maintenance	2,330,455
Depreciation and amortization	2,193,953
Asset management fees to related party (note 6)	1,354,323
Interest expense	637,691
Administrative cost reimbursements to related party (note 6)	310,400
General and administrative	139,326
Professional fees	136,750
Transfer agent cost reimbursements to related party (note 6)	61,600
Directors' fees	34,000
Total operating expenses	7,198,498

Operating loss	(3,453,383)

Other income
Dividend and distribution income from equity securities at fair value	925,948
Net unrealized gain on equity securities at fair value	1,685,130
Net income from equity method investments at fair value	354,921
Net realized gain from investments	737,332

Net income	249,948
Net loss attributable to non-controlling interests	14,209
Net income attributable to common stockholders	$264,157

Net income per share attributable to common stockholders	$0.02

Weighted average common shares outstanding	13,332,536

 The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Index to Audited Consolidated Financial Statements

MacKenzie Realty Capital, Inc.

Consolidated Statement of Operations (Predecessor Basis)

Six Months Ended December 31, 2020

Investment income
Non-controlled/non-affiliated investments:
Dividend and operational/sales distributions	$1,079,159
Interest and other income	899
Affiliated investments:
Dividend and operational/sales distributions	208,663
Controlled investments:
Dividend and operational/sales distributions	592,823
Total investment income	1,881,544

Operating expenses
Base management fee (note 6)	1,335,376
Amortization of deferred offering costs	342,015
Administrative cost reimbursements (note 6)	310,400
Professional fees	235,132
Printing and mailing	70,528
Transfer agent cost reimbursements (note 6)	61,600
Directors' fees	36,000
Portfolio structuring fee (note 6)	6,679
Other general and administrative	31,665
Total operating expenses	2,429,395

Net investment loss	(547,851)

Realized and unrealized gain (loss) on investments
Net realized gain (loss)
Non-controlled/non-affiliated investments	1,022,383
Affiliated investments:	(6,057)
Total net realized gain	1,016,326
Net unrealized gain (loss)
Non-controlled/non-affiliated investments	(2,005,301)
Affiliated investments	(40,100)
Controlled investments	(8,090,211)
Total net unrealized loss	(10,135,612)

Total net realized and unrealized loss on investments	(9,119,286)

Net decrease in net assets resulting from operations	$(9,667,137)

Net decrease in net assets resulting from operations per share	$(0.74)

Weighted average common shares outstanding	13,020,208

 The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Index to Audited Consolidated Financial Statements

MacKenzie Realty Capital, Inc.

Consolidated Statements of Operations (Predecessor Basis)

	Year Ended June 30,
	2020	2019
Investment income
Non-controlled/non-affiliated investments:
Dividend and operational/sales distributions	$5,012,907	$8,995,648
Interest and other income	353,636	374,121
Affiliated investments:
Dividend and operational/sales distributions	1,011,245	1,549,329
Controlled investments:
Dividend and operational/sales distributions	2,352,153	960,192
Total investment income	8,729,941	11,879,290

Operating expenses
Base management fee (note 6)	2,549,076	2,206,227
Portfolio structuring fee (note 6)	588,203	707,589
Subordinated incentive fee (reversal) (note 6)	-	1,789,870
Administrative cost reimbursements (note 6)	680,000	570,667
Transfer agent cost reimbursements (note 6)	80,000	23,333
Amortization of deferred offering costs	880,138	556,165
Professional fees	263,868	145,112
Directors' fees	68,000	64,500
Printing and mailing	86,507	58,774
Other general and administrative	65,292	126,295
Total operating expenses	5,261,084	6,248,532

Net investment income before taxes	3,468,857	5,630,758
Income tax provision (benefit) - (note 2)	-	(13,348)
Net investment income	3,468,857	5,644,106

Realized and unrealized gain (loss) on investments
Net realized gain (loss)
Non-controlled/non-affiliated investments	1,216,657	1,197,788
Affiliated investments:	583,331	-
Controlled investments	-	6,262
Total net realized gain	1,799,988	1,204,050
Net unrealized gain (loss)
Non-controlled/non-affiliated investments	(12,656,209)	(5,474,933)
Affiliated investments	(1,534,938)	621,817
Controlled investments	(2,803,250)	890,467
Total net unrealized loss	(16,994,397)	(3,962,649)

Total net realized and unrealized loss on investments	(15,194,409)	(2,758,599)

Net increase (decrease) in net assets resulting from operations	$(11,725,552)	$2,885,507

Net increase (decrease) in net assets resulting from operations per share	$(0.96)	$0.29

Weighted average common shares outstanding	12,198,040	9,951,816

 The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Index to Audited Consolidated Financial Statements

MacKenzie Realty Capital, Inc.

Consolidated Statement of Changes in Equity (Successor Basis)

Six Months Ended June 30, 2021
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity	Non-controlling Interests	Total Equity

Balance, December 31, 2020	13,362,419.23	$1,336	$120,613,042	$(22,898,300)	$97,716,078	$66,652	$97,782,730
Capital contributions by non-controlling interest holders	-	-	-	-	-	200,000	200,000
Dividends to stockholders	-	-	-	(664,714)	(664,714)	(603)	(665,317)
Net income (loss)	-	-	-	264,157	264,157	(14,209)	249,948
Issuance of common stock through					-		-
reinvestment of dividends	22,143.48	2	204,275	-	204,277	-	204,277
Repurchase of common stock	(68,135.92)	(6)	(408,812)	-	(408,818)	-	(408,818)

Balance, June 30, 2021	13,316,426.79	$1,332	$120,408,505	$(23,298,857)	$97,110,980	$251,840	$97,362,820

 The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Index to Audited Consolidated Financial Statements

MacKenzie Realty Capital, Inc.

Consolidated Statement of Changes in Net Assets (Predecessor Basis)

Six Months Ended
December 31, 2020
Operations
Net investment loss	$(547,851)
Net realized gain	1,016,326
Net unrealized loss	(10,135,612)
Net decrease in net assets resulting from operations	(9,667,137)

Capital share transactions
Issuance of common stock	218,439
Issuance of common stock to redeem subsidiary's non-controlling interest	3,957,115
Selling commissions and fees	(18,060)
Non-controlling interest in consolidated subsidary	66,652
Net increase in net assets resulting from capital share transactions	4,224,146

Total decrease in net assets	(5,442,991)

Net assets at beginning of the period	103,225,721

Net assets at end of the period	$97,782,730

MacKenzie Realty Capital, Inc.

Consolidated Statements of Changes in Net Assets (Predecessor Basis)

	Year Ended June 30,
	2020	2019
Operations
Net investment income	$3,468,857	$5,644,106
Net realized gain	1,799,988	1,204,050
Net unrealized loss	(16,994,397)	(3,962,649)
Net increase (decrease) in net assets resulting from operations	(11,725,552)	2,885,507

Dividends
Dividends to stockholders	(5,542,591)	(7,237,635)

Capital share transactions
Issuance of common stock	19,505,452	23,244,171
Issuance of common stock through reinvestment of dividends	2,891,349	3,006,069
Redemption of common stock	(3,194,670)	(2,368,035)
Selling commissions and fees	(1,823,648)	(2,010,015)
Net increase in net assets resulting from capital share transactions	17,378,483	21,872,190

Total increase in net assets	110,340	17,520,062

Net assets at beginning of the year	103,115,381	85,595,319

Net assets at end of the year	$103,225,721	$103,115,381

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Index to Audited Consolidated Financial Statements

MacKenzie Realty Capital, Inc.

Consolidated Statement of Cash Flows (Successor Basis)

Six Months Ended
June 30, 2021
Cash flows from operating activities:
Net income	$249,948
Adjustments to reconcile net income to net cash from operating activities:
Net unrealized gain on equity securities	(1,685,130)
Net income from equity method investments at fair value	745,562
Net realized gain on investments	(737,332)
Depreciation and amortization	2,193,953
Accretion of market lease and other intangibles, net	(35,187)
Changes in assets and liabilities:
Investment income, rent and other receivables	(252,735)
Prepaid expenses and other assets	569,221
Accounts payable and accrued liabilities	340,292
Deferred rent and other liabilities	285,850
Due to related entities	(703,660)
Net cash from operating activities	970,782

Cash flows from investing activities:
Proceeds from sale of investments	10,506,662
Investments in real estate assets	(28,623,637)
Purchase of investments	(9,303,745)
Return of capital distributions	6,001,052
Net cash from investing activities	(21,419,668)

Cash flows from financing activities:
Proceeds from mortgage notes payable	15,125,000
Payments on mortgage notes payable	(406,215)
Dividend to stockholders	(461,040)
Repurchase of common stock	(408,818)
Capital contributions by non-controlling interest holders	200,000
Net cash from financing activities	14,048,927

Net decrease in cash	(6,399,959)
Cash and restricted cash at beginning of the period	14,153,512
Cash and restricted cash at end of the period	$7,753,553

Cash at end of the period	$4,833,848
Restricted cash at end of the period	2,919,705
Total cash and restricted cash at end of the period	$7,753,553

Supplemental disclosure of non-cash financing activities and other cash flow information
Issuance of common stock through reinvestment of dividends	$204,277
Cash paid for interest	$605,018

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Index to Audited Consolidated Financial Statements

MacKenzie Realty Capital, Inc.

Consolidated Statement of Cash Flows (Predecessor Basis)

Six Months Ended December 31, 2020
Cash flows from operating activities:
Net decrease in net assets resulting from operations	$(9,667,137)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash from operating activities:
Proceeds from sale of investments, net	5,204,853
Return of capital	11,486,835
Purchase of investments	(12,685,590)
Net realized gains on investments	(1,016,326)
Net unrealized loss on investments	10,135,612
Amortization of deferred offering costs	342,015
Changes in assets and liabilities:
Investment income, rent and other receivable	(447,398)
Due from related entities	(150,866)
Other assets	65,129
Payment of deferred offering costs	(36,578)
Accounts payable and accrued liabilities	(48,028)
Due to related entities	(40,083)
Net cash from operating activities	3,142,438

Cash flows from investing activities:
Cash acquired through consolidation of subsidiary	1,932,088
Net cash from investing activities	1,932,088

Cash flows from financing activities:
Proceeds from issuance of common stock	218,439
Payment of selling commissions and fees	(9,107)
Change in capital pending acceptance	(87,739)
Net cash from financing activities	121,593

Net increase in cash	5,196,119
Cash and restricted cash at beginning of the period	8,957,393
Cash and restricted cash at end of the period	$14,153,512

Cash at end of the period	$12,539,943
Restricted cash at end of the period	1,613,569
Total cash and restricted cash at end of the period	$14,153,512

Non-cash investing and financing activities:
Issuance of the Company's common stocks to redeem subsidiary's non-controlling interests	$3,957,115

Supplemental Disclosures:
Carrying value of a subsidary's consolidated assets, liabilities and net assets:
Assets:
Real estate assets	$30,196,471
Cash and restricted cash	$1,932,088
Rents and other receivable	$197,760
Other assets	$837,133
Liabilities:
Mortgage note payable	$23,974,545
Accounts payable and accrued liabilities	$943,805
Due to affiliates	$150,866
Net assets	$8,094,236

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Index to Audited Consolidated Financial Statements

MacKenzie Realty Capital, Inc.

Consolidated Statement of Cash Flows (Predecessor Basis)

	Year Ended June 30,
	2020	2019
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$(11,725,552)	$2,885,507
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash from operating activities:
Proceeds from sale of investments, net	8,057,094	57,437,720
Return of capital	31,368,113	19,019,276
Purchase of investments	(45,079,613)	(107,876,237)
Net realized gain on investments	(1,799,988)	(1,204,050)
Net unrealized (gain) loss on investments	16,994,397	3,962,649
Amortization of deferred offering costs	880,138	556,165
Changes in assets and liabilities:
Accounts receivable	2,082,636	2,708,225
Other assets	41,846	180,875
Payment of deferred offering costs	(717,839)	(709,871)
Accounts payable and accrued liabilities	(80,251)	198,907
Income tax payable	-	(37,153)
Due to related entities	(1,747,621)	658,857
Deferred tax liability	-	(3,518)
Net cash from operating activities	(1,726,640)	(22,222,648)

Cash flows from financing activities:
Proceeds from issuance of common stock	19,505,452	23,244,171
Redemption of common stock	(3,194,670)	(2,368,035)
Dividends to stockholders	(4,528,343)	(3,793,273)
Payment of selling commissions and fees	(1,796,648)	(2,045,661)
Change in capital pending acceptance	(580,426)	21,865
Net cash from financing activities	9,405,365	15,059,067

Net increase (decrease) in cash	7,678,725	(7,163,581)

Cash at beginning of the year	1,278,668	8,442,249

Cash at end of the year	$8,957,393	$1,278,668

Non-cash financing activities:
Issuance of common stock through reinvestment of dividends	$2,891,349	$3,006,069

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

Index to Audited Consolidated Financial Statements

MacKenzie Realty Capital, Inc.

Notes to Consolidated Financial Statements

June 30, 2021

NOTE 1 – PRINCIPAL BUSINESS AND ORGANIZATION

MacKenzie Realty Capital, Inc. (the “Parent Company” together with its subsidiaries as discussed below, the “Company”) was incorporated under the general corporation laws of the State of Maryland on January 25, 2012. The Parent Company was formerly a non-diversified, closed-end investment company that elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“1940 Act”). The Parent Company withdrew its election to be treated as a BDC on December 31, 2020. The Parent Company has elected to be treated as a real estate investment trust (“REIT”) as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Parent Company is authorized to issue 100,000,000 shares, of which (i) 80,000,000 are designated as common stock, with a $0.0001 par value per share; and (ii) 20,000,000 are designated as preferred stock, with a $0.0001 par value per share. The Parent Company commenced its operations on February 28, 2013, and its fiscal year-end is June 30.

The Parent Company filed its initial registration statement in June 2012 with the Securities and Exchange Commission (“SEC”) to register the initial public offering (“IPO”) of 5,000,000 shares of its common stock. The IPO commenced in January 2014 and concluded in October 2016. The Parent Company filed a second registration statement with the SEC to register a subsequent public offering of 15,000,000 shares of its common stock. The second offering commenced in December 2016 and concluded on October 28, 2019. The Parent Company filed a third registration statement with the SEC to register a public offering of 15,000,000 shares of its common stock that was declared effective by the SEC on October 31, 2019. The third offering commenced shortly thereafter and expired on October 31, 2020.

On October 23, 2020, holders of a majority of the outstanding common stock of the Company approved the authorization of the Company’s Board of Directors to withdraw the Company’s election to be regulated as a BDC under the Investment Company Act of 1940, effective when the Company files the appropriate form with the SEC. The Company submitted the withdrawal to be effective with the SEC on December 31, 2020.

The Parent Company’s wholly owned subsidiary, MRC TRS, Inc., (“TRS”) was incorporated under the general corporation laws of the State of California on February 22, 2016, and operates as a taxable REIT subsidiary. MacKenzie NY Real Estate 2 Corp., (“MacKenzie NY 2”), a wholly owned subsidiary of TRS, was formed for the purpose of making certain limited investments in New York companies. The financial statements of TRS and MacKenzie NY 2 have been consolidated with the Parent Company.

On May 20, 2020, the Parent Company formed an operating partnership, MacKenzie Realty Operating Partnership, LP (the “Operating Partnership”) for the purpose of entering into a Contribution Agreement with a group of entities referred to as the Addison Group, owners of Addison Property Owner, LLC (“Property Owner”). The Parent Company owns 100% of the Class B Limited Partnership units of the Operating Partnership. Property Owner owns a property known as the Addison Corporate Center. On June 8, 2020, Addison Group exchanged its ownership in Property Owner for Class A Limited Partnership units of the Operating Partnership. Subsequent to the acquisition date, the Parent Company redeemed substantially all of the remaining Class A Limited Partnership units by issuing to each such Class A Limited Partner one share of the Company’s common stock for each Class A Unit. As a result, as of December 31, 2020, the Company owns substantially all of the Operating Partnership. Therefore, effective December 31, 2020, the financial statements of the Operating Partnership have been consolidated with the Parent Company. The operating activities of the Operating Partnership for the period of June 8, 2020, through December 31, 2020, have not been consolidated with the activities of the Company since the consolidation was effective December 31, 2020. As of June 30, 2021, there are 12,052.85 Class A units outstanding.

Index to Audited Consolidated Financial Statements

In March 2021, the Company together with its joint venture partners formed two operating companies: Madison-PVT Partners LLC (“Madison”) and PVT-Madison Partners LLC (“PVT”), to acquire and operate two residential apartment buildings located in Oakland, California. The Company owns 98.45% and 98.75% of equity units of Madison and PVT, respectively. The joint venture partners own the remaining 1.55% and 1.25% equity units of Madison and PVT, respectively, and also hold a carried interest in both companies. The Company is the controlling majority owner of both companies; therefore, effective March 31, 2021, the Company has consolidated the financial statements of these companies.

On April 13, 2021, the Company filed a preliminary offering circular pursuant to Regulation A with the SEC to sell up to $50,000,000 of shares of the Company’s Series A preferred stock at an initial offering price of $25.00 per share. The sale of shares pursuant to this offering will begin after the Offering Circular has been qualified by the SEC.

The Company is externally managed by MacKenzie Capital Management, LP (“MacKenzie”) under the administration agreement dated and effective as of February 28, 2013 (the “Administration Agreement”). MacKenzie manages all Company affairs except for providing investment advice. MCM Advisers, LP (the “Investment Adviser”) advises the Company in the Company’s assessment, acquisition and divestiture of securities under the advisory agreement amended and restated effective January 1, 2021 (the “Amended and Restated Investment Advisory Agreement”). MacKenzie Real Estate Advisers, LP (the “Real Estate Adviser”; together, the “Investment Adviser” and the “Real Estate Adviser” may be referred to as “Adviser” or “Advisers” as appropriate) advises the Company in the Company’s assessment, acquisition and divestiture of real estate assets. The Company pursues a strategy focused on investing primarily in real estate assets, and to a smaller extent (intended to be less than 20% of our portfolio) in illiquid or non-traded debt and equity securities issued by U.S. companies generally owning commercial real estate. These companies are likely to be non-traded REITs, small-capitalization publicly traded REITs, public and private real estate limited partnerships and limited liability companies.

As of June 30, 2021, the Company has raised approximately $130.46 million from the public offerings, including proceeds from the Company’s dividend reinvestment plan (“DRIP”) of approximately $11.36 million. Of the shares issued by the Company in exchange for the total capital raised as of June 30, 2021, approximately $9.87 million worth of shares have been repurchased under the Company’s share repurchase program.

CHANGE IN STATUS

Prior to the December 31, 2020 termination of the Company’s status as a BDC, the Company recorded its investment in real estate securities at fair value and recorded the changes in the fair value as an unrealized gain or loss. As a result of the termination of the Company’s status as a BDC, the Company is no longer subject to fair value accounting requirements. Nonetheless, the Company: will continue to recognize and measure its investments in non-publicly traded corporations and certain limited partnerships at fair value; will continue to recognize and measure its investments in publicly traded securities at fair value, using Level 1 fair value inputs with changes in fair value recorded in the statement of operations; and has elected the fair value option (see Note 2) to recognize and measure its investments in certain limited partnerships that otherwise would have been required to be recognized and measured using the equity method of accounting.

As a result of the change in the Company’s status and applying the new basis of accounting as discussed in Note 2, on the effective date of the termination of the Company’s status as a BDC, the Company recorded the fair value of the investments as the new carrying value of the investments and recorded a carrying value adjustment as follows:

Index to Audited Consolidated Financial Statements

	December 31, 2020
Investment Type	Original Carrying Value	Carrying Value Adjustment	Fair Value/ New Carrying Value
Publicly Traded Companies	$10,342,217	$(2,710,814)	$7,631,403
Non Traded Companies	41,610,397	(10,978,801)	30,631,596
LP Interests	37,554,454	657,849	38,212,303
Investment Trust	49,900	(15,910)	33,990
Total non-consolidated investments	89,556,968	(13,047,676)	76,509,292
The Operating Partnership (Consolidated)	16,103,020	(8,075,436)	8,027,584
Total	$105,659,988	$(21,123,112)	$84,536,876

The Company also began presenting, on a consolidated basis, the underlying assets and liabilities of the Operating Partnership. The fair value of the Operating Partnership on the effective date of the termination of the Company’s status as a BDC was $8,027,584.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation Policy

The accompanying consolidated financial statements of the Company have been prepared in accordance with the instructions to Form 10-K and Regulation S-X. The Company follows the accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company’s wholly owned consolidated subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Prior to the termination of its status as a BDC, the Company was an investment company under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946 (“ASC 946”). Under the 1940 Act rules, regulations pursuant to Article 6 of Regulation S-X and ASC 946, the Company is precluded from consolidating portfolio company investments, including those in which the Company has a controlling interest, unless the portfolio company is an investment company. An exception to this general principle occurs if the Company owns a controlled operating company whose purpose is to provide services to the Company such as an investment adviser or transfer agent. None of the Company’s investments qualifies for this exception. Therefore, the Company’s portfolio company investments, including those in which the Company has a controlling interest, are carried on the consolidated statements of assets and liabilities at fair value with changes to fair value recognized as “Net unrealized gain (loss)” on the Consolidated Statements of Operations until the investment is realized, usually upon exit, resulting in any gain or loss on exit being recognized as a realized gain or loss. However, in the event that any controlled subsidiary exceeds the tests of significance set forth in Rules 3-09 or 4-08(g) of Regulation S-X, the Company will include required financial information for such subsidiary in the notes or as an attachment to its consolidated financial statements.

As a result of the termination of the Company’s status as a BDC, the Company is no longer an investment company under ASC 946. The Company discontinued applying the guidance in ASC 946 and began to account for the change in status prospectively by accounting for its investments in accordance with other GAAP topics as of the date of the change in status.

Index to Audited Consolidated Financial Statements

The Company’s consolidated financial statements for the period subsequent to the termination of its BDC status are prepared on a consolidated basis to include the financial position, results of operations, and cash flows of the Company and its wholly owned and majority-owned subsidiaries, rather than by the investment company fair valuation approach. This change in status and the application of new basis of accounting affect the comparability of the consolidated financial statements for directly presenting corresponding items for 2021 and 2020. As such, for the year ended June 30, 2021, the consolidated statements of operations, changes in net assets (referred as “equity” effective June 30, 2021) and cash flows have been presented in two separate statements: for the six months ended December 31, 2020 as they would be for an investment company (on a “predecessor basis”) and for the six months ended June 30, 2021 as it would be for a REIT (on a “successor basis”). For the years ended June 30, 2020 and 2019, the consolidated statements of operations, changes in net assets, and cash flows have been presented on the predecessor basis. The consolidated statement of assets and liabilities (referred as “balance sheet” effective June 30, 2021) at June 30, 2020 has been presented on the predecessor basis and the consolidated balance sheet at June 30, 2021, has been presented on the successor basis.

Certain interim period information has been reclassified to conform to the current year end presentation. The reclassification has no effect on the Company's consolidated balance sheet or the consolidated statement of operations as previously reported.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect reported asset values, liabilities, revenues, expenses and unrealized gains (losses) on investments during the reporting period. Material estimates that are susceptible to change, and actual results could differ from those estimates.

Variable Interest Entities

The Company evaluates the need to consolidate its investments in securities in accordance with ASC Topic 810, Consolidation (“ASC 810”). In determining whether the Company has a controlling interest in a variable interest entity and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the partners/members, as well as whether the entity is a variable interest entity for which the Company is the primary beneficiary. Refer to Note 5 for additional information.

Cash and Restricted Cash

The Company’s cash represent balances held in current bank accounts and restricted cash includes escrow accounts for real property taxes, insurance, capital expenditures and tenant improvements, debt service and leasing costs held by lenders. These balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. At times the cash balances held in financial institutions by the Company may exceed these insured limits.

Investments Income Receivable

Investments income receivable represent dividends, distributions, and sales proceeds recognized in accordance with our revenue recognition policy but not yet received as of the date of the consolidated financial statements. The amounts are generally fully collectible as they are recognized based on completed transactions. The Company monitors and adjusts its receivables, and those deemed to be uncollectible are written-off only after all reasonable collection efforts are exhausted. The Company has determined that all investments income receivable balances outstanding as of June 30, 2021 and 2020, are collectible and do not require recording any uncollectible allowance.

Rents and Other Receivables

The Company will periodically evaluate the collectability of amounts due from tenants and maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. The Company exercises judgment in establishing these allowances and considers payment history and current credit status of tenants in developing these estimates.

Index to Audited Consolidated Financial Statements

Capital Pending Acceptance

The Company conducts closings for new purchases of the Company’s common stock twice per month and admits new stockholders effective beginning the first of each month. Subscriptions are effective only upon the Company's acceptance. Any gross proceeds received from subscriptions which are not accepted as of the period-end are classified as capital pending acceptance in the consolidated statements of assets and liabilities. As of June 30, 2021, there was no capital pending acceptance. As of June 30, 2020, capital pending acceptance was $87,739.

Organization and Deferred Offering Costs

Organization costs include, among other things, the cost of legal services pertaining to the organization and incorporation of the business, incorporation fees, and audit fees relating to public offerings and the initial statement of assets and liabilities. These costs are expensed as incurred. Offering costs include, among other things, legal fees and other costs pertaining to the preparation of the registration statements and pre- and post-effective amendments. While the Company was a BDC, offering costs were capitalized as deferred offering costs as incurred by the Company and subsequently amortized to expense over a twelve-month period. Any deferred offering costs that had not been amortized upon the expiration or earlier termination of an offering were accelerated and expensed upon such expiration or termination.

Income Taxes and Deferred Tax Liability

The Parent Company has elected to be treated as a REIT for tax purposes under the Code and as a REIT, is not subject to federal income taxes on amounts that it distributes to the stockholders, provided that, on an annual basis, it distributes at least 90% of its REIT taxable income to the stockholders and meets certain other conditions. To the extent that it satisfies the annual distribution requirement but distributes less than 100% of its taxable income, it is either subject to U.S. federal corporate income tax on its undistributed taxable income or 4% excise tax on catch-up distributions paid in the subsequent year.

The Parent Company satisfied the annual dividend payment and other REIT requirements for the tax year ended December 31, 2020. Therefore, the Parent Company did not incur any tax expense or excise tax on its income from operations during the quarterly periods within the tax year 2020. Similarly, for the tax year 2021, we believe the Parent Company paid the requisite amounts of dividends during the year and met other REIT requirements such that it will not owe any income taxes. Therefore, the Parent Company did not record any income tax provisions during any fiscal periods within the tax year 2021.

The income tax benefit of $13,348 in the consolidated statements of operation for the year ended June 30, 2019, relate to the Parent Company’s built-in gain tax adjustments. The built-in gain tax adjustment amounts are the differences between the actual and the estimated tax liabilities on the built-in gains realized during the year. Prior to the effective date of its REIT election, the Parent Company had net unrealized built-in gains of $239,595, for which the Parent Company recorded an estimated tax liability of $95,431 as of December 31, 2013. Accordingly, in each subsequent period, the Parent Company only recorded the difference between the actual and estimated tax on the built-in gains it realized during the year as income tax expense or benefit. All unrealized built-in gains after December 31, 2018 were not taxable as the five-year period following the REIT election date ended on December 31, 2018. Therefore, the remaining deferred tax liabilities of $13,348 on the unrealized built-in gains were reversed as income tax benefit during the year ended June 30, 2019.

TRS and MacKenzie NY 2 are subject to corporate federal and state income tax on their taxable income at regular statutory rates. However, as of June 30, 2021, they did not have any taxable income for tax years 2020 or 2021. Therefore, TRS and MacKenzie NY 2 did not record any income tax provisions during any fiscal period within the tax year 2020 and 2021.

The Operating Partnership is a limited partnership and its wholly owned subsidiary, the Property Owner, is a limited liability company and Madison and PVT are limited liability companies. Accordingly, all income tax liabilities of these entities flow through to their partners, which ultimately is the Company. Therefore, no income tax provisions are recorded for these entities.

Index to Audited Consolidated Financial Statements

The Company and its subsidiaries follow ASC 740, Income Taxes, (“ASC 740”) to account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to the net unrealized investment gain (losses) on existing investments. In estimating future tax consequences, the Company considers all future events, other than enactments of changes in tax laws or rates. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized as income or expense in the period of enactment. In addition, ASC 740 provides guidance for recognizing, measuring, presenting, and disclosing uncertain tax positions in the consolidated financial statements. As of June 30, 2021 and 2020, there were no uncertain tax positions. Management’s determinations regarding ASC 740 are subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

Subsequent Events

Subsequent events are events or transactions that occur after the date of the consolidated statements of assets and liabilities but before the date the consolidated financial statements are available to be issued. Subsequent events that provide additional evidence about conditions that existed at the date of the consolidated statements of assets and liabilities are considered in the preparation of the consolidated financial statements presented herein. Subsequent events that occur after the date of the consolidated statements of assets and liabilities that do not provide evidence about the conditions that existed as of the date of the consolidated statements of net assets are considered for disclosure based upon their significance in relation to the Company’s consolidated financial statements taken as a whole.

Fair Value of Financial Instruments

Fair value estimates are made at discrete points in time based on relevant information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The Company believes that the carrying amounts of its financial instruments, consisting of cash, restricted cash, investments income, rent and other receivables, prepaid expenses and other assets, mortgage notes payable, accounts payable and accrued liabilities, below-market lease liabilities, net, deferred rent and other liabilities and due to related entities, approximate the fair values of such items.

Revenue Recognition

Realized gains or losses on investments are recognized in the period of disposal, distribution, or exchange and are measured by the difference between the proceeds from the sale or distribution and the cost basis (adjusted for return of capital, if any) of the investment. Investments are disposed of on a first-in, first-out basis.

Operational dividends or distributions received from portfolio investments are recorded as investment income. Distributions resulting from the sale or refinance of an investee’s underlying assets are evaluated by management and recorded as either investment income or as a reduction of cost basis (return of capital). Management determines the estimated fair value of the investment after the sale or refinance and compares this estimate to the adjusted cost basis of the investment. If the estimated fair value is higher than the adjusted cost basis, distributions are recorded as investment income. If the estimated fair value is lower than the adjusted cost basis, distributions are first recorded as return of capital to reduce the cost basis down to the estimated fair value. Distributions in excess of those recorded as return of capital are recorded as investment income.

The Company recognizes minimum rent, including rental abatements, lease incentives, and contractual fixed increases attributable to operating leases on a straight-line basis over the term of the related leases when collectability is probable. The Company records amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that can be taken in the form of cash or a credit against the tenant’s rent) that is funded is treated as a lease incentive and amortized as a reduction of rental revenue over the lease term.

Index to Audited Consolidated Financial Statements

Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;
•	whether the lessee or lessor supervises the construction and bears the risk of cost overruns;
•	whether the amount of a tenant improvement allowance is in excess of market rates;
•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
•	whether the tenant improvements are unique to the tenant or general purpose in nature; and
•	whether the tenant improvements are expected to have any residual value at the end of the lease.

The Company recognizes rental revenue, net of concessions, on a straight-line basis over the term of the lease, when collectability is determined to be probable.

In accordance with Topic 842, the Company determines whether collectability of lease payments in an operating lease is probable. If the Company determines the lease payments are not probable of collection, the Company fully reserves for rent and reimbursement receivables, including deferred rent receivable, and recognizes rental income on cash basis

Dividends and Distributions

Dividends (and distributions, if any) to common stockholders are recorded on the date of declaration. The amount, if any, to be paid as a quarterly dividend (or distribution, if any) is approved quarterly by the Board of Directors and is generally based upon management’s estimate of the Company’s earnings for the quarter.

Recent Accounting Pronouncements:

In August 2018, the FASB issued guidance which changes the fair value disclosure requirements. The new guidance includes new, eliminated and modified fair value disclosures. Among other requirements, the guidance requires disclosure of the range and weighted average of the significant unobservable inputs for Level 3 fair value measurements and the way they are calculated. The guidance also eliminated the following disclosures: (1) amount and reason for transfers between Level I and Level II, (2) policy for timing of transfers between levels of the fair value hierarchy and (3) valuation processes for Level 3 fair value measurement. The guidance was adopted and did not have a material effect on the Company’s consolidated financial statements.

In May 2020, the SEC adopted rules Release No. 33-10786 (the “SEC Release”), Amendments to Financial Disclosures about Acquired and Disposed Businesses, amending Rule 1-02(w)(2) used in the determination of a significant subsidiary. In part, the SEC Release eliminated the use of the asset test, and amended the income and investment tests for determining whether an unconsolidated subsidiary requires additional disclosure in the footnotes of the financial statements. The SEC Release was adopted and did not have a material effect on the Company’s consolidated financial statements.

Valuation of Investments

The Company’s consolidated financial statements include investments that are measured at their estimated fair values in accordance with GAAP. A fair value measurement represents the price at which an orderly transaction would occur between willing market participants at the measurement date. The Company develops fair values for investments based on available inputs which could include pricing that is observed in the marketplace.

Examples of market information that the Company attempts to obtain include the following:

•	Recently quoted trading prices for the same or similar securities;
•	Recent purchase prices paid for the same or similar securities;
•	Recent sale prices received for the same or similar securities;
•	Relevant reports issued by industry analysts and publications; and
•	Other relevant observable and unobservable inputs, including liquidity discounts.

Index to Audited Consolidated Financial Statements

After considering all available indications of the appropriate rate of return that market participants would require, the Company considers the reasonableness of the range indicated by the results to determine an estimate that, in its opinion, is most representative of fair value.

The real estate securities in which the Company invests are, due to the absence of an efficient market, generally illiquid. Establishing fair values for illiquid investments is inherently subjective and is often dependent upon significant estimates and modeling assumptions. If either the volume and/or level of trading activity for an investment has significantly changed from normal market conditions, or price quotations or observable inputs are not associated with orderly transactions, the market inputs used might not be relevant. For example, recently quoted trading prices might not be relevant if a ready market does not exist for the quantity of investments that the Company may wish to sell.

In circumstances where relevant market inputs cannot be obtained, increased analysis and management judgment are required to estimate fair value. This generally requires the Company to establish the use of internal assumptions about future cash flows, including the cash flows of underlying real property, and appropriate risk-adjusted discount rates. Regardless of the valuation inputs used, the objective of fair value measurement is unchanged from what it would be if markets were operating at normal activity levels and/or transactions were orderly; that is, to determine the current exit price.

The Company is under no compulsion to dispose of its investments, and expects to hold them for a substantial period of time. Therefore, estimated values as determined above may not reflect amounts that could be realized upon actual sale at a future date.

Fair Value Measurements

GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observables used in measuring investments at fair value. Market price is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observables and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I –       Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I are publicly traded equity securities. The Company does not adjust the quoted price for these investments even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level II –     Price inputs are quoted prices for similar financial instruments in active markets; quoted prices for identical or similar financial instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets. Investments which are generally included in this category are publicly traded equity securities with restrictions.

Level III –    Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. Fair values for these investments are estimated by management using valuation methodologies that consider a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, financial condition, and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant judgment by management. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had an active market for these investments existed.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement, in its entirety, requires judgment and considers factors specific to the investment.

Index to Audited Consolidated Financial Statements

Equity Securities

The Company has equity investments in various limited partnerships and non-traded entities, which do not have readily determinable fair values. The Company does not have controlling interests in these entities. Thus, these investments have been recorded as investments in equity securities in accordance with ASC Topic 321, Investments – Equity Securities, and measured at fair value. These investments are presented as a part of investments, at fair value in the consolidated balance sheet. The changes in the fair value of these investments are recorded in the consolidated statement of operations.

Equity Method Investments with Fair Value Option Election

The Company elected the fair value option of accounting for the investments listed below that would have otherwise been recorded under the equity method of accounting. The primary purpose of electing the fair value option was to enhance the transparency of the Company’s financial condition. Changes in the fair value of these investments, which are inclusive of equity in income, are recorded in the consolidated statement of operations during the period such changes occur. The below list of investments would have been accounted for under the equity method if the fair value method had not been elected and have been included in investments, at fair value and unconsolidated investments (non-securities), at fair value in the consolidated balance sheet as of June 30, 2021:

Investee	Legal Form	Asset Type	% Ownership	Fair Value as of June 30, 2021
FSP Satellite Place	Corporation	Non Traded Company	35.60%	$2,867,911
5210 Fountaingate, LP	Limited Partnership	LP Interest	9.92%	30,574
Bishop Berkeley, LLC	Limited Liability Company	LP Interest	69.03%	5,142,164
BP3 Affiliate, LLC	Limited Liability Company	LP Interest	12.51%	1,668,000
Britannia Preferred Members, LLC -Class 1	Limited Liability Company	LP Interest	26.99%	6,448,000
Britannia Preferred Members, LLC - Class 2	Limited Liability Company	LP Interest	40.28%	5,891,945
Capitol Hill Partners, LLC	Limited Liability Company	LP Interest	25.93%	1,007,000
Citrus Park Hotel Holdings, LLC	Limited Liability Company	LP Interest	35.27%	5,000,000
Dimensions 28, LLP	Limited Partnership	LP Interest	90.00%	11,449,296
Lakemont Partners, LLC	Limited Liability Company	LP Interest	17.02%	817,770
Secured Income L.P.	Limited Partnership	LP Interest	6.57%	267,734

Total				$40,590,394

Unconsolidated investments (non-securities) at Fair Value

These are equity method investments that are majority owned subsidiaries of the Company, but do not meet the consolidation requirements under ASC topic 810. Under the Investment Company Act of 1940, as majority owned subsidiaries, these investments are considered “voting securities” as opposed to “investment securities.” Therefore, the Company listed these equity method investments at fair value separately from rest of the equity method investments at fair value in the consolidated balance sheet. As of June 30, 2021, the Company’s investments in Bishop Berkeley, LLC, Britannia Preferred Members, LLC - Class 1 and Class 2, and Dimensions 28, LLP were considered to be voting securities under the 1940 Act and therefore, were shown as unconsolidated investments (non-securities), at fair value in the consolidated balance sheet. For GAAP purposes, these investments have been recorded under the equity method investments, for which the Company has elected the fair value option as discussed above.

Adoption of Lease Accounting Topic 842

In February 2016, the FASB issued ASU No. 2016-02 “Leases (Topic 842)” (“ASU 2016-02”). Under ASU 2016-02, an entity is required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor, and parties to sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to facilitate assessment the amount, timing, and uncertainty of cash flows arising from leases.

Index to Audited Consolidated Financial Statements

In July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements” (“ASU 2018-11”). ASU 2018-11 provides lessors with a practical expedient to not separate lease and non-lease components if both (i) the timing and pattern of revenue recognition for the non-lease component and the related lease component are the same and (ii) the combined single lease component would be classified as an operating lease. The Company adopted the practical expedient as of July 1, 2019, to account for lease and non-lease components as a single component in lease contracts where the Company or one of its subsidiaries is the lessor.

The Company’s current portfolio consists of commercial office properties and residential apartment buildings whereby the Company generates rental revenue by leasing office space and apartment units to the building’s tenants. These tenant leases fall under the scope of Topic 842, and are classified as operating leases. Revenues from such leases are recognized on a straight-line basis over the terms of the lease agreements. Non-lease components of the Company’s leases are combined with the related lease components and accounted for as a single lease component under Topic 842. The balances of net real estate investments and related depreciation on the Company’s consolidated financial statements relate to assets for which the Company is the lessor.

Real Estate Assets, Capital Additions, Depreciation and Amortization

The Company capitalizes costs, including certain indirect costs, incurred for capital additions, including redevelopment, development, and construction projects. The Company also allocates certain department costs, including payroll, at the corporate levels as “indirect costs” of capital additions, if such costs clearly relate to capital additions. The Company also capitalizes interest, property taxes and insurance during periods in which redevelopment, development, and construction projects are in progress. Cost capitalization begins once the development or construction activity commences and ceases when the asset is ready for its intended use. Repair and maintenance and tenant turnover costs are expensed as incurred. Repair and maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate asset. Depreciation and amortization expense are computed on the straight-line method over the asset’s estimated useful life. The Company considers the period of future benefit of an asset to determine its appropriate useful life and anticipates the estimated useful lives of assets by class to be generally as follows:

Buildings                                                               16 – 45 years

Building improvements                                       5 – 15 years

Land improvements                                              5 – 15 years

Furniture, fixtures and equipment                     3 – 7 years

In-place leases                                                        1 – 10 years

Index to Audited Consolidated Financial Statements

Real Estate Purchase Price Allocations

In accordance with the guidance for business combinations, upon the acquisition of real estate properties, the Company evaluates whether the transaction is a business combination or an asset acquisition. If the transaction does not meet the definition of a business combination, the Company records the assets acquired, the liabilities assumed, and any non-controlling interest as of the acquisition date, measured at their relative fair values. Acquisition-related costs are capitalized in the period incurred and are added to the components of the real estate assets acquired. The Company assesses the acquisition-date fair values of all tangible assets, identifiable intangible assets, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on several factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant. Intangible assets include the value of in-place leases, which are classified as operating leases and represents the estimated fair value of the net cash flows of leases in place at the time of acquisition, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. The Company amortizes the value of in-place leases to expense over the remaining non-cancelable term of the respective leases, which is on average five years. Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, prevailing interest rates, and the number of years the property will be held for investment. The use of inappropriate assumptions could result in an incorrect valuation of acquired tangible assets, identifiable intangible assets, and assumed liabilities, which could impact the amount of the Company’s net income (loss). Differences in the amount attributed to the fair value estimate of the various assets acquired can be significant based upon the assumptions made in calculating these estimates.

Impairment of Real Estate Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying value of the Company’s real estate and related intangible assets may not be recoverable. When indicators of potential impairment emerge, the Company assesses whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this assessment, if the Company does not believe that it will recover the carrying value of the real estate and related intangible assets, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets. No impairment charges were recorded for the six months ended June 30, 2021 and December 31, 2020.

Gain on Dispositions of Real Estate Investments

Gains on sales of rental real estate are not considered sales to customers and will generally be recognized pursuant to the provisions of ASC 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”), which applies to sales or transfers to noncustomers of nonfinancial assets or in substance nonfinancial assets that do not meet the definition of a business. Generally, the Company’s sales of real estate would be considered a sale of a nonfinancial asset as defined by ASC 610-20. ASC 610-20 refers to the revenue recognition principles under ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under ASC 610-20, if the Company determines it does not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, the Company will dispose of the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer.

Reportable Segments

ASC 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. The Company has one reportable segment, income-producing real estate properties, which consists of activities related to investing in real estate. The real estate properties are geographically diversified throughout the United States, and the Company evaluates operating performance on an overall portfolio level.

Index to Audited Consolidated Financial Statements

NOTE 3 – INVESTMENTS IN REAL ESTATE ASSETS

The following table provides summary information regarding the Company’s operating properties, which are owned through the Company’s subsidiaries; Operating Partnership, Madison and PVT:

Consolidated Operating Properties

Property Name:	Addison Corporate Center	Commodore Apartments	Pon de Leo Apartments
Property Owner:	The Operating Partnership	Madison-PVT Partners LLC	PVT-Madison Partners LLC
Location:	Windsor, CT	Oakland, CA	Oakland, CA
Number of Tenants:	6	48	39
Year Built:	1980	1912	1929
Ownership Interest:	100%	100%	100%

The following table summarizes the assets acquired and liabilities assumed at the acquisition date for the Operating Partnership’s acquisition of Property Owner on June 8, 2020:

Purchase Price Allocation June 8, 2020
Land	$7,814,670
Building	19,761,048
Building and tenant improvements	4,553,356
Intangible lease assets	6,580,926
Other current assets	3,872,238
Total assets acquired	$42,582,238

Mortgages assumed/obtained	$24,404,257
Other current liabilities	1,647,965
Total liabilities assumed	26,052,222

Fair value of equity interests	$16,530,016

As discussed in Note 1, the Company began presenting, on a consolidated basis, the underlying assets and liabilities of the Operating Partnership as of December 31, 2020. The Company’s carrying value of the Operating Partnership was the fair value on the effective date of the change in status, which was $8,027,584; however, the net asset value of the Company’s interest in the Operating Partnership as of the that date was $14,308,182. Therefore, during consolidation the Company recorded a carrying value adjustment of $6,332,745 on all of the Operating Partnership’s long-lived assets proportionately based on the relative carrying values at December 31, 2020, immediately prior to the termination of BDC status as shown in the following table:

	Carrying Value Before Adjustment	Adjustment	Adjusted Carrying Value

Land	$7,814,670	$1,358,055	$6,456,615
Building	19,040,593	3,308,926	15,731,667
Building and tenant improvements	3,986,945	692,862	3,294,083
Intangible lease assets:
Lease in place	4,237,905	736,475	3,501,430
Leasing commissions	782,349	120,558	661,791
Leaseholds (above market)	541,822	94,159	447,663
Leasehold improvements	99,599	17,308	82,291
Other intangibles	25,333	4,402	20,931

	$36,529,216	$6,332,745	$30,196,471

Index to Audited Consolidated Financial Statements

The following table presents the allocation of real estate assets acquired and liabilities assumed during the six months ended June 30, 2021. Both acquisitions were considered asset acquisitions for accounting purposes.

Property Name:	Commodore Apartments	Pon de Leo Apartments
Acquisition Date:	March 5, 2021	March 5, 2021

Purchase Price Allocation
Land	$5,519,963	$4,317,013
Building	6,513,902	10,818,957
Building and tenant improvements	144,384	185,924
Furniture, Fixtures & Equipment	830,429	746,368
Intangible lease assets	190,219	209,479
Net leasehold asset (liability)	(485,544)	(451,908)
Total consideration paid for acquired real estate investments, net of liabilities assumed	$12,713,353	$15,825,833

Operating Leases:

The Company’s real estate assets are leased to tenants under operating leases that contain varying terms and expirations. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty and other terms and conditions as negotiated. The Company retains substantially all the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company does not require a security deposit from tenants on its commercial real estate properties, depending upon the terms of the respective leases and the creditworthiness of the tenants, but security deposits generally are not individually significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of the security deposit. Security deposits received in cash related to tenant leases are included in other accrued liabilities in the accompanying consolidated balance sheet and were immaterial as of June 30, 2021.

The following table presents the components of income from real estate operations for the six months ended June 30, 2021:

Lease Income- Operating leases	$3,141,111
Variable lease income (1)	604,004
$3,745,115

(1)    Primarily includes tenant reimbursements for utilities and common area maintenance.

As of June 30, 2021, the future minimum rental income from the Company’s real estate properties under non-cancelable operating leases are as follows:

Year ended June 30,:	Rental Income
2022	5,351,154
2023	3,154,883
2024	2,976,158
2025	3,051,039
2026	2,161,240
Thereafter	4,758,268
Total	$21,452,742

Index to Audited Consolidated Financial Statements

Lease Intangibles, Above-Market Lease Assets and Below-Market Lease Liabilities, Net

As of June 30, 2021, the Company’s acquired lease intangibles, above-market lease assets and below-market lease liabilities, were as follows:

	Lease Intangibles	Above-Market Lease Asset	Below-Market Lease Liabilities

Cost	$5,141,279	$447,663	$937,452
Accumulated amortization	(1,086,485)	(63,952)	(99,139)
Total	$4,054,794	$383,711	$838,313

Weighted average amortization period (years)	3.1	3.5	3.4

The Company’s amortization of lease intangibles, above-market lease assets and below-market lease liabilities for the six months ended June 30, 2021, were as follows:

	Six Months Ended
	June 30, 2021
	Lease Intangibles	Above-Market Lease Asset	Below-Market Lease Liabilities
Amortization	$1,086,486	$63,952	$(99,139)

The following table provides the projected amortization expense and adjustments to revenue from tenants for intangible assets and liabilities for the next five years:

	Year Ended June 30, :
	2022	2023	2024	2025	2026
In-place leases, to be included in amortization	$1,414,305	$1,425,147	$833,535	$69,243	$69,243

Above-market lease intangibles	$127,904	$127,904	$127,904	$-	$-
Below-market lease liabilities	(286,908)	(267,695)	(217,763)	(65,947)	-
Total to be included in revenue from tenants	$(159,004)	$(139,791)	$(89,859)	$(65,947)	$-

NOTE 4 – INVESTMENTS

The following table summarizes the composition of the Company’s equity method investments with fair value option election and other equity securities at fair value as of June 30, 2021 (successor basis):

Fair Value
Asset Type	June 30, 2021
Publicly Traded Companies	$169,200
Non Traded Companies	29,426,441
Non Traded Company (Equity method investment with fair value option election)	2,867,911
LP Interests	288,494
LP Interests (Equity method investment with fair value option election)	37,722,483
Investment Trust	34,714
Total	$70,509,243

Index to Audited Consolidated Financial Statements
The following table summarizes the composition of the Company’s investments at cost and fair value as of June 30, 2020 (predecessor basis):

	June 30, 2020
Asset Type	Cost	Fair Value
Publicly Traded Companies	$8,454,348	$7,244,654
Non Traded Companies	42,474,614	32,808,076
LP Interests	53,713,785	53,618,425
Investment Trust	49,901	33,990
Total	$104,692,648	$93,705,145

The following table presents fair value measurements of the Company’s investments measured at fair value on a recurring basis as of June 30, 2021, according to the fair value hierarchy (successor basis):

Asset Type	Total	Level I	Level II	Level III
Publicly Traded Companies	$169,200	$169,200	$-	$-
Non Traded Companies	32,294,352	-	-	32,294,352
LP Interests	38,010,977	-	-	38,010,977
Investment Trust	34,714	-	-	34,714
Total	$70,509,243	$169,200	$-	$70,340,043

The following table presents fair value measurements of the Company’s investments measured at fair value on a recurring basis as of June 30, 2020, according to the fair value hierarchy (predecessor basis):

Asset Type	Total	Level I	Level II	Level III
Publicly Traded Companies	$7,244,654	$7,244,654	$-	$-
Non Traded Companies	32,808,076	-	-	32,808,076
LP Interests	53,618,425	-	-	53,618,425
Investment Trust	33,990	-	-	33,990
Total	$93,705,145	$7,244,654	$-	$86,460,491

The following is a reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using significant unobservable inputs (Level III of the fair value hierarchy) for the six months ended June 30, 2021 (successor basis):

Balance at December 31, 2020	$68,877,889
Purchases of investments	8,830,765
Transfers to Level I	(229,879)
Proceeds from sales, net	(1,922,780)
Return of capital distributions	(6,001,052)
Net realized losses	(160,108)
Net unrealized gains	945,208
Ending balance at June 30, 2021	$70,340,043

The transfers of $229,879 from Level III to Level I category during the six months ended June 30, 2021 resulted from one of the Company’s investments converting from a non-traded REIT to publicly traded REIT. Transfers are assumed to have occurred at the beginning of the period.

For the six months ended June 30, 2021, changes in unrealized gains, net included in earnings relating to Level III investments still held at June 30, 2021 were $945,208.

Index to Audited Consolidated Financial Statements

The following is a reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using significant unobservable inputs (Level III of the fair value hierarchy) for the six months ended December 31, 2020 (predecessor basis):

Balance at July 1, 2020	$86,460,491
Purchases of investments	13,448,477
Transfers to Level I	(1,900,470)
Consolidation of the Operating Partnership (Note 1)	(8,027,584)
Proceeds from sales, net	(1,011,748)
Return of capital	(11,486,835)
Net realized gains	30,050
Net unrealized losses	(8,634,492)
Ending balance at December 31, 2020	$68,877,889

The transfers of $1,900,470 from Level III to Level I category during the six months ended December 31, 2020 resulted from one of the Company’s investments converting from a non-traded REIT to publicly traded REIT. Transfers are assumed to have occurred at the beginning of the period.

For the six months ended December 31, 2020, changes in unrealized losses, net included in earnings relating to Level III investments still held at December 31, 2020 were $1,836,915.

The following is a reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using significant unobservable inputs (Level III of the fair value hierarchy) for the year ended June 30, 2020 (predecessor basis):

Balance at July 1, 2019	$101,094,142
Purchases of investments	35,586,486
Proceeds from sales, net	(3,639,699)
Return of capital	(31,368,114)
Net realized gains	608,053
Net unrealized losses	(15,820,377)
Ending balance at June 30, 2020	$86,460,491

For the year ended June 30, 2020, changes in unrealized losses, net included in earnings relating to Level III investments still held at June 30, 2020 were $12,445,631.

Index to Audited Consolidated Financial Statements

The following table shows quantitative information about significant unobservable inputs related to the Level III fair value measurements used at June 30, 2021 (successor basis):

Asset Type	Fair Value	Primary Valuation Techniques	Unobservable Inputs Used	Range	Wt. Average

Non Traded Company	$2,867,911	Direct Capitalization Method	Capitalization rate	7.9%
			Liquidity discount	32.0%
Non Traded Companies	66,337	Estimated Liquidation Value	Sponsor provided value
			Liquidity discount	2.0% - 67.0%	53.6%
			Bankruptcy filing
Non Traded Companies	29,360,104	Market Activity	Secondary market industry publication
			Underlying property sales contract
			Acquisition cost

LP Interests	19,717,495	Direct Capitalization Method	Capitalization rate	3.5% - 7.5%	5.8%
			Liquidity discount	20.0% - 33.0%	20.9%
LP Interests	11,448,000	Discounted Cash Flow	Discount rate	9.0% - 20.0%	13.2%
			Discount term (months)	24
LP Interest	6,845,482	Estimated Liquidation Value	Sponsor provided value
			Underlying property sales contract
			Liquidity discount	5.0% - 46.19%	16.1%
			Appraisal

Investment Trust	34,714	Direct Capitalization Method	Capitalization rate	6.0%
			Liquidity discount	33.0%
	$70,340,043

The following table shows quantitative information about significant unobservable inputs related to the Level III fair value measurements used at June 30, 2020 (predecessor basis):

Asset Type	Fair Value	Primary Valuation Techniques	Unobservable Inputs Used	Range	Wt. Average

Non Traded Companies	$541,858	Direct Capitalization Method	Capitalization rate	6.5% - 7.6%	7.5%
			Liquidity discount	32.0% - 35.0%	32.1%
Non Traded Companies	65,856	Estimated Liquidation Value	Sponsor provided value
			Liquidity discount	12.0% - 78.0%	45.1%
Non Traded Companies	32,200,362	Market Activity	Secondary market industry publication
			Liquidity discount *	7.5% - 12.5%	7.6%

LP Interests	24,974,379	Direct Capitalization Method	Capitalization rate	3.4% - 6.8%	5.2%
			Liquidity discount	5.0% - 40.0%	15.5%
LP Interests	14,976,861	Discounted Cash Flow	Discount rate	9.0% - 20.0%	11.6%
			Discount term (months)	6.0 - 9.0	7.1
LP Interests	11,724,322	Estimated Liquidation Value	Sponsor provided value
			Underlying property sales contract
			Underlying property appraisal
			Liquidity discount	19.0% - 43.0%	41.5%
LP Interests	1,942,863	Market Activity	Underlying security sales contract
			Secondary market industry publication
			Contributed capital

Investment Trust	33,990	Market Activity	Underlying security sales contract

	$86,460,491

*      In the past years, the Company valued Level III investments primarily by reference to secondary market activities. However, due to the COVID-19 pandemic, secondary market activities significantly declined during the second quarter of 2020. While the most active of these securities had transactions reported based on new COVID-19 occupancy and financial information, two of the Level III investments only had earlier reported transactions. Therefore, to determine the fair values of these non-traded securities as of June 30, 2020, management reviewed and evaluated multiple data sources as part of management’s Level III valuation process and applied significant subjective judgment about the effects of overall market declines during times of economic turmoil to arrive at these valuations.

Index to Audited Consolidated Financial Statements

Impact of COVID-19 Pandemic

The COVID-19 pandemic has adversely impacted the fair value of our investments as of June 30, 2021 and June 30, 2020, and the values assigned as of this date may differ materially from the values that we may ultimately realize with respect to our investments. The impact of the COVID-19 pandemic may not yet be fully reflected in the valuation of our investments as our valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and are often based on estimates, comparisons and qualitative evaluations of private information that is often from a time period earlier, generally two to three months, than the quarter for which we are reporting. Additionally, we may not have yet received information or certifications from our portfolio companies that indicate any or the full extent of declining performance or non-compliance with debt covenants, as applicable, as a result of the COVID-19 pandemic. As a result, our valuations at June 30, 2021 and 2020, may not show the complete or continuing impact of the COVID-19 pandemic and the resulting measures taken in response thereto. Accordingly, we may continue to incur additional net unrealized losses or may incur realized losses subsequent to June 30, 2021, which could have a material adverse effect on our business, financial condition and results of operations.

Summarized or Separate Audited Financial Statements for Equity Method Investments (Fair Value Option)

Our investments in securities are generally in small and mid-sized companies in a variety of industries. In accordance with Rules 3-09 and 4-08(g) of Regulation S-X, we must determine which of our equity method investments measured at fair value under the Fair Value Option are considered “significant,” if any. Regulation S-X mandates the use of three different tests to determine if any of our investments are considered significant investments: the investment test, the asset test, and the income test. Rule 3-09 of Regulation S-X requires separate audited financial statements for any significant equity method investments in an annual report if any of the three tests exceed 20%. Rule 4-08(g) of Regulation S-X requires summarized financial information in an annual report if any of the three tests exceeds 10%. For interim reporting, under SEC Rule 10-01(b)(1), the investment and income tests prescribed under Rule 3-09 should be applied to all of our equity method investments measured at fair value under the Fair Value Option and if either of the two tests exceed 20%, summarized income statement information of each equity method investee is required to be disclosed separately. The summarized income statement information is not required for any equity method investee that would not be required, pursuant to Rule 13a-13 or 15d-13, to file quarterly financial information with the SEC if it were a registrant.

In addition to the SEC rules, ASC 323-10-50-3(c) requires summarized financial statements of its equity method investments, including those reported under the fair value option, if they are material individually or in aggregate. The Company’s equity method investments accounted under the fair value option were material in aggregate as of June 30, 2021. The aggregated summarized financial information of the investees are as follows:

Total Assets	$230,663,168
Total Liabilities	$145,077,360
Total Equities	$85,585,809
Total Revenues	$11,641,169
Total Expenses	$10,880,536
Total Net Income	$760,632

Unconsolidated Significant Subsidiaries

In accordance with SEC Rules 3-09 and 4-08(g) of Regulation S-X, we must determine which of our investments in securities are considered “significant subsidiaries,” if any. Regulation S-X mandates the use of three different tests to determine if any of our controlled investments are significant subsidiaries: the investment test, the asset test, and the income test. Rule 3-09 of Regulation S-X requires separate audited financial statements for any unconsolidated majority-owned subsidiary in an annual report if any of the three tests exceed 20%. Rule 4-08(g) of Regulation S-X requires summarized financial information in an annual report if any of the three tests exceeds 10%.

Index to Audited Consolidated Financial Statements

As of June 30, 2021, none of our investments were considered a significant subsidiary under both SEC rules. As of June 30, 2020, one of our investments, the Operating Partnership, was determined to be a significant subsidiary under the asset test as the Operating Partnership’s total assets exceeded 20% of the Company’s total assets as of June 30, 2020. Under the Rule 3-09, separate audited financial statements were required to be included in the Company’s annual report for the fiscal year ended June 30, 2021. However, as discussed in Note 1, in connection with the termination of the Company’s status as a BDC, the Operating Partnership was consolidated with the Company as of December 31, 2020. Therefore, separate audited financial statements of this partnership are no longer required in the Company’s annual report for the year ended June 30, 2021.

NOTE 5 – VARIABLE INTEREST ENTITIES

A variable interest in a variable interest entity (VIE) is an investment or other interest that will absorb portions of the VIE’s expected losses and/or receive portions of the VIE’s expected residual returns. The Company’s variable interests in VIEs include limited partnership interests. VIEs sometimes finance the purchase of assets by issuing limited partnership interests that are either collateralized by or indexed to the assets held by the VIE.

The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (a) which variable interest holder has the power to direct activities of the VIE that most significantly impact the VIE’s economic performance; (b) which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE; (c) the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders; (d) the VIE’s capital structure; (e) the terms between the VIE and its variable interest holders and other parties involved with the VIE; and (f) related-party relationships. The Company reassesses its evaluation of whether an entity is a VIE when certain reconsideration events occur. The Company reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Nonconsolidated VIEs

As of June 30, 2021, thirteen of the Company’s unconsolidated VIEs include interests in limited partnerships and limited liability companies. The Company has determined that it is not the primary beneficiary of these entities because the managing partner or member of each of these entities has the power to direct the activities that most significantly affect the VIE’s economic performance. Accordingly, these VIEs have not been consolidated with the Company, and they have been reported as investments in limited partnerships recorded at fair value in the June 30, 2021, consolidated balance sheet.

The table below presents a summary of the nonconsolidated VIEs in which the Company holds variable interests.

Total Nonconsolidated VIEs	As of June 30, 2021
Fair value of investments in VIEs	$38,006,233
Carrying value of variable interests - assets	$38,529,875
Carrying value of variable interests - liabilities	$-
Maximum Exposure to Loss:
Limited Partnership Interest	$38,529,875

The Company’s exposure to the obligations of VIEs is generally limited to the carrying value of the limited partnership interests in these entities.

NOTE 6 – RELATED PARTY TRANSACTIONS

Advisory Agreements Effective Through December 31, 2020:

Under the Amended and Restated Investment Advisory Agreement, the Company will pay the Adviser a fee for its services consisting of three components - a portfolio structuring fee, a base management fee, and a subordinated incentive fee.

Index to Audited Consolidated Financial Statements

The portfolio structuring fee is for the Adviser’s initial work performed in identifying, evaluating and structuring the acquisition of assets. The fee equals 3.0% of the gross invested capital (“Gross Invested Capital”), which equals the number of shares issued, multiplied by the offering price of the shares sold ($10.00, regardless of whether or not shares were issued with volume or commission discounts), plus any borrowed funds. These services are performed on an ongoing basis in anticipation of deploying new capital, generally within 15 days of the receipt of capital.  Therefore, this fee is expensed in the period the capital is accepted.

The base management fee is calculated based on the Company’s Gross Invested Capital plus any borrowing for investment purposes. The base management fees range from 1.5% to 3.0%, depending on the level of Gross Invested Capital.

The subordinated incentive fee has two parts—income and capital gains. The incentive fee components (other than during liquidation) are designed so that neither the income incentive fee nor the capital gains incentive fee is payable to the Adviser unless our stockholders have first received dividends at a rate of at least 7.0% per annum for the relevant measurement period (a fiscal quarter, for the income incentive fee; a fiscal year, for the capital gains incentive fee).

The income incentive fee (the “Income Fee”) is calculated and payable quarterly in arrears as follows: (i) the sum of preliminary net investment income for each fiscal quarter since the effective date of the Amended and Restated Investment Advisory Agreement (October 1, 2017) exceeding  7% of the “Contributed Capital” (which equals the number of shares issued multiplied by the maximum public offering price at the time such shares were sold, regardless of whether or not shares were issued with volume or commission discounts or through the DRIP, as such amount is computed from time to time) on an annualized basis up to 8.75% of Contributed Capital;  and (ii)  20.0% of our preliminary net investment income for each fiscal quarter after the effective date exceeding  8.75% of Contributed Capital at an annualized rate; minus (iii) the sum of all previously paid income incentive fees since the effective date, plus (iv) any incremental income incentive fee payable resulting from the reanalysis after calculation of the capital gains incentive fee.

The capital gains incentive fee (the “Capital Gains Fee”) is calculated and payable in arrears as of the end of each fiscal year as follows: (i) the sum of all “capital gains” (calculated as net realized capital gains less unrealized capital depreciation) for each fiscal year after the effective date exceeding 7% of the Contributed Capital on an annualized basis up to 8.75% of Contributed Capital, which thresholds are reduced by (but not below zero) the cumulative preliminary net investment income for each fiscal quarter since the effective date (or, increased, in the case of negative cumulative preliminary net investment income);  and (ii)  20.0% of all capital gains for each fiscal quarter after the effective date exceeding  8.75% of Contributed Capital at an annualized rate, which threshold is reduced by (but not below zero) the cumulative preliminary net investment income for each fiscal quarter since the effective date (or, increased, in the case of negative cumulative preliminary net investment income); minus (iii) the sum of all previously paid income incentive fees since the effective date and prior to the end of such fiscal year; less (iv) the aggregate amount of all capital gains incentive fees paid in prior fiscal years ending after the effective date. To the extent that such calculation would result in a capital gains incentive fee that exceeds 20% of all realized capital gains for the measurement period, the capital gains incentive fee shall be capped so that under no circumstance does it exceed 20% of the realized capital gains for the measurement period.

Advisory Agreements Effective January 1, 2021:

As discussed in Note 1, on January 26, 2021, the Board of Directors of the Company approved, effective January 1, 2021, two advisory agreements, an Advisory Management Agreement with the Real Estate Adviser and the Amended and Restated Investment Advisory Agreement with the Investment Adviser.

Index to Audited Consolidated Financial Statements

The terms of the Advisory Management Agreement with the Real Estate Adviser provide that the Company will continue to pay an Asset Management Fee on essentially the same terms as it was paying the Investment Adviser prior to 2021, namely based upon a percentage of Invested Capital (3% of the first $20 million, 2% of the next $80 million, and 1.5% over $100 million). Invested Capital is equal to the amount calculated by multiplying the total number of outstanding Shares, Preferred Shares, and Partnership Units issued by the Company by the price paid for each or the value ascribed to each in connection with their issuance. The Advisory Management Agreement also provides for a 2.5% Acquisition Fee on new (non-security) purchases, subject to certain limitations designed to eliminate incentives to “churn” Company assets. The new Advisory Management Agreement also provides for an incentive management fee that is equal to 15% of all distributions once shareholders have received cumulative distributions equal to 6% from the effective date of the Agreement. The Company will not pay any Property Management Fees, Debt Financing Fees, or Disposition Fees to the Real Estate Adviser.

The Investment Adviser will receive an annual fee equal to $100 for providing the investment advice to the Company as to its securities portfolio under the Amended and Restated Investment Advisory Agreement.

During the six months ended June 30, 2021, the Company incurred the asset management fees of $1,354,323 and asset acquisition fees of $343,750 under the new advisory agreement with the Real Estate Adviser. The asset acquisition fees were paid on the real estate acquisitions of Madison and PVT.

During the six months ended December 31, 2020, the Company incurred the base management fees of $1,335,376 and portfolio structuring fees of $6,679 under the previous advisory agreement with the Investment Adviser.

During the years ended June 30, 2020 and 2019, the Company incurred base management fees of $2,549,076 and $2,206,227, respectively, and portfolio structuring fees of $588,203 and $707,589, respectively, under the previous advisory agreement with the Investment Adviser.

The asset management and base management fees mentioned above were based on the following quarter ended Invested Capital segregated in two columns based on the annual fee rate:

Asset/Base Management Fee Annual %	3.0%	2.0%	1.5%	Total Invested Capital

For the Year Ended June 30, 2021
Quarter ended:
September 30, 2020	$20,000,000	$80,000,000	$28,769,486	$128,769,486
December 31, 2020	20,000,000	80,000,000	33,997,317	133,997,317
March 31, 2021	20,000,000	80,000,000	34,120,859	134,120,859
June 30, 2021	20,000,000	80,000,000	33,648,965	133,648,965

For the Year Ended June 30, 2020
Quarter ended:
September 30, 2019	$20,000,000	$80,000,000	$15,998,789	$115,998,789
December 31, 2019	20,000,000	80,000,000	21,409,289	121,409,289
March 30, 2020	20,000,000	80,000,000	27,070,974	127,070,974
June 30, 2020	20,000,000	80,000,000	28,607,752	128,607,752

For the Year Ended June 30, 2019
Quarter ended:
September 30, 2018	$20,000,000	$72,435,844	$-	$92,435,844
December 31, 2018	20,000,000	78,322,307	-	98,322,307
March 31, 2019	20,000,000	80,000,000	4,719,872	104,719,872
June 30, 2019	20,000,000	80,000,000	9,263,200	109,263,200

During the six months ended June 30, 2021, the Company did not incur or accrue any incentive management fee under the new Advisory Management Agreement.

Index to Audited Consolidated Financial Statements

Similarly, the Company did not accrue Income Fee or Capital Gains Fee for the six months ended December 31, 2020, under the previous advisory agreement with the Investment Advisor.

For the year ended June 30, 2020, the Company neither incurred the Capital Gains Fee nor the Income Fee. For the year ended June 30, 2019, the Company incurred $1,789,870 of the Capital Gains Fee; however, did not incur the Income Fee.

Organization and Offering Costs Reimbursement:

As provided in the previous advisory agreement with the Investment Adviser and the prospectus of the Company, offering costs incurred and paid by the Company in excess of $1,650,000 on the third public offering were reimbursed by the Investment Adviser except to the extent that 10% in broker fees are not incurred (the “broker savings”). In such case, the broker savings were available to be paid by the Company for marketing expenses or other non‑cash compensation. Total offering costs incurred on the third public offering as of the termination date of October 31, 2020 were $624,188 which were below the reimbursement threshold. Therefore, there were no amounts reimbursable from the Investment Adviser as of the offering termination date.

Of the cumulative offering costs incurred on the third public offering by the Company as of the offering termination date of October 31, 2020 and June 30, 2020, MacKenzie had paid on behalf of the Company a total of $346,349 and $300,212, respectively. Of the amounts paid by MacKenzie, as of June 30, 2020, the Company had not reimbursed MacKenzie in the amounts $52,492. Therefore, those amounts were recorded as payable to MacKenzie and included as a part of due to related entities in the consolidated statements of assets and liabilities (predecessor basis) as of June 30, 2020. The Company had fully reimbursed MacKenzie as of June 30, 2021.

During the six months ended June 30, 2021 and December 31, 2020, total offering costs paid by MacKenzie on behalf of the Company on its second and third public offerings were $0 and $46,136, respectively. During the years ended June 30, 2020 and 2019, total offering costs paid by MacKenzie on behalf of the Company on its second and third public offerings were $444,935 and $550,908, respectively.

The third public offering terminated on October 31, 2020. Therefore, the remaining deferred offering costs that had not been amortized as of the termination date were fully expensed as of December 31, 2020. Total amortization of these deferred costs for the six months ended June 30, 2021 and December 31, 2020, were $0 and $342,015, respectively. Total amortization of these deferred costs for the years ended June 30, 2020 and 2019, were $880,138 and $556,165, respectively.

Administration Agreement:

Under the Administration Agreement, the Company reimburses MacKenzie for its allocable portion of overhead and other expenses it incurs in performing its obligations under the Administration Agreement, including furnishing the Company with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities, as well as providing the Company with other administrative services, subject to the independent directors' approval. In addition, the Company reimburses MacKenzie for the fees and expenses associated with performing compliance functions, and its allocable portion of the compensation of the Company’s Chief Financial Officer, Chief Compliance Officer, Director of Accounting and Financial Reporting, and any administrative support staff.

Effective November 1, 2018, transfer agent services are also provided by MacKenzie and the costs incurred by MacKenzie in providing the services are reimbursed by the Company. No fee (only cost reimbursement) is being paid by the Company to MacKenzie for this service.

The administrative cost reimbursements for the six months ended June 30, 2021 and December 31, 2020, were $310,400 and $310,400, respectively. The administrative cost reimbursements for the years ended June 30, 2020 and 2019, were $680,000 and $570,667, respectively. Transfer agent services cost reimbursements for the six months ended June 30, 2021 and December 31, 2020, were $61,600, and $61,600, respectively. Transfer agent services cost reimbursements for the years ended June 30, 2020 and 2019, were $80,000 and $23,333, respectively.

Index to Audited Consolidated Financial Statements

The table below outlines the related party expenses incurred for the six months ended June 30, 2021 and December 31, 2020, and years ended June 30, 2020 and 2019, and unpaid as of June 30, 2021, and 2020.

	Six Months Ended	Six Months Ended	Incurred For The Year Ended		Unpaid as of
Types and Recipient	June 30, 2021	December 31, 2020	June 30, 2020	June 30, 2019	June 30, 2021	June 30, 2020

Asset management fees- the Real Estate Adviser	$1,354,323	$-	$-	$-	$-	$-
Base management fees- the Investment Adviser	-	1,335,376	2,549,076	2,206,277	-	657,280
Asset acquisition fees- the Real Estate Adviser (3)	343,750	-	-	-	-	-
Portfolio structuring fees- the Investment Adviser	-	6,679	588,203	707,589	-	-
Subordinated Incentive fee - the Adviser	-	-	-	1,789,870	-	-
Administrative cost reimbursements- MacKenzie	310,400	310,400	680,000	570,667	-	-
Transfer agent cost reimbursements - MacKenzie	61,600	61,600	80,000	23,333	-	-
Organization & Offering Cost (2) - MacKenzie	-	46,136	444,935	550,908	-	52,492
Other expenses (1)- MacKenzie	-	-	-	-	1,937	8,492

Due to related entities					$1,937	$718,264

(1) Expenses paid by MacKenzie on behalf of the Company to be reimbursed to MacKenzie.

(2) Offering costs paid by MacKenzie - discussed in Note 6 under organization and offering costs reimbursements. These are amortized over twelve-month period as discussed in Note 2.

(2) Asset acquisition fees paid to the Real Estate Adviser were capitalized as a part of the real estate basis in accordance with the Company policy.

Controlled or Affiliated Investments (Predecessor Basis):

Under the 1940 Act, the Company generally is deemed to be an “affiliated person” of a portfolio company if it owns 5% or more of the portfolio company’s voting securities and generally is deemed to “control” a portfolio company if it owns more than 25% of the portfolio company’s voting securities or it has the power to exercise control over the management or policies of such portfolio company. As of June 30, 2020, the Company is deemed to be either “affiliated” with, or in “control” of, the below portfolio companies despite the fact that the Company does not have the power to exercise control over the management or policies of these portfolio companies.

June 30, 2020:

Name of issuer and title of issue	Fair Value at June 30, 2019	Gross Additions	Transfers	Gross Reductions (1)	Net Realized Gains (losses)	Net Change in Unrealized Gains/(Losses)	Fair Value at June 30, 2020	Interest/Dividend/Other income Year Ended June 30, 2020

Affiliated Investments:
5210 Fountaingate, LP	$552,693	$-	$-	$-	$-	$(126,897)	$425,796	$-
Arrowpoint Burlington LLC	1,088,910	-	-	(1,333,331)	583,331	(338,910)	-	-
BP3 Affiliate, LLC	1,350,000	318,000	-	-	-	-	1,668,000	-
BR Desota Investment Co, LLC	4,250,000	-	-	(4,250,000)	-	-	-	46,623
BR Everwood Investment Co, LLC	-	3,750,000	-	-	-	-	3,750,000	479,871
BR Quinn35 Investment Co, LLC	4,000,000	-	-	(4,000,000)	-	-	-	167,768
BR Sunrise Parc Investment Co, LLC	-	2,720,911	-	-	-	-	2,720,911	253,410
BR Westerly Investment Co, LLC	-	4,120,667	-	(4,120,667)	-	-	-	-
FSP Energy Tower I Corp. Liquidating Trust	57,566	-	-	(49,637)	-	1,881	9,810	37,438
FSP Satellite Place	712,585	41,693	-	-	-	(221,699)	532,579	-
Lakemont Partners, LLC	1,007,700	-	-	(58,820)	-	(91,720)	857,160	26,135
MPF Pacific Gateway - Class B	7,316	-	-	-	-	(152)	7,164	-
Secured Income, LP	302,009	-	-	-	-	(40,095)	261,914	-
Summit Healthcare REIT, Inc.	2,587,408	4,488	-	-	-	(717,346)	1,874,550	-

	$15,916,187	$10,955,759	$-	$(13,812,455)	$583,331	$(1,534,938)	$12,107,884	$1,011,245
Controlled Investments:
Addison NC, LLC	3,600,000	$-	$(2,000,000)	$-	$-	$(1,600,000)	$-	$-
Addison Property Member, LLC	7,314,855	-	(7,316,326)	-	-	1,471	-	1,176,187
Bishop Berkeley, LLC	4,051,013	-	-	-	-	(196,790)	3,854,223	69,034
Britannia Preferred Members, LLC -Class 1	2,986,550	-	-	-	-	519,400	3,505,950	-
Britannia Preferred Members, LLC -Class 2	7,758,915	-	-	-	-	(669,316)	7,089,599	-
Capitol Hill Partners, LLC	1,852,500	-	-	-	-	(383,800)	1,468,700	-
Citrus Park Hotel Holdings, LLC	-	5,000,000	-	-	-	-	5,000,000	287,500
Coastal Realty Business Trust, REEP, Inc. - A	39,053	-	-	-	-	(5,063)	33,990	-
Dimensions28 LLP	10,886,076	-	-	-	-	63,612	10,949,688	485,321
MacKenzie Realty Operating Partnership, LP	-	2,829,579	9,316,326	-	-	(532,764)	11,613,141	-
Sunlit Holdings, LLC	-	5,000,000	-	(5,000,000)	-	-	-	334,111

	$38,488,962	$12,829,579	$-	$(5,000,000)	$-	$(2,803,250)	$43,515,291	$2,352,153

Of the investments listed above, the Company (or its affiliates) has the power to exercise control over the management or policies of the portfolio companies listed below:

Index to Audited Consolidated Financial Statements

Coastal Realty Business Trust (“CRBT”):

CRBT is a Nevada business trust whose trustee is MacKenzie. Each series of the trust has its own beneficiaries and own assets. The Company owns two series of CRBT and is the only beneficiary of such series. Under the terms of the agreement, there are no redemption rights to any of the series participants. The Company and TRS are the sole beneficiaries of the following series as of June 30, 2021 and 2020:

  CRBT, REEP, Inc.-A, which has an ownership interest in one of three general partners of a limited partnership which owns one multi-family property located in Frederick, Maryland.

The Operating Partnership:

As of June 30, 2020, the Operating Partnership was considered as a controlled investment. The Operating Partnership has been consolidated with the Company effective December 31, 2020 as discussed above in note 1.

MPF Pacific Gateway:

MPF Pacific Gateway, which was managed by MacKenzie, was a holding company that owned an investment in a REIT Liquidating Trust. The Company had a 15.82% ownership interest in MPF Pacific Gateway. The company made final liquidating distributions and dissolved during the year ended June 30, 2021.

Related Party Investment Purchases:

During the year ended June 30, 2021, two investment funds affiliated with the Company’s Advisers, which are also advised by the Investment Adviser, desired to sell Britannia Preferred Members, LLC- Class 1 and Class 2 and FSP Satellite Place, LLC for cash. The Company desired to purchase those securities at a price equal to the net asset value as agreed to by the Investment Adviser and the Board.  While the Investment Adviser believes that the purchase price for each of the securities was higher than any other third party would reasonably pay, the Company desired to increase its ownership of these two securities in order to solidify more control of them. The Board of Directors approved the offers made to the Funds and each of the Funds subsequently accepted the offer. The details of these purchases are as follows:

Name of the securities	Purchase Price per unit	Units purchased	Total Price Paid
Britannia Preferred Members, LLC - Class 1	$36,250.00	62.52	$2,266,350
Britannia Preferred Members, LLC - Class 2	$10.40	106,000.00	1,102,400
FSP Satellite Place LLC	$46,895.00	19.01	891,709
			$4,260,459

NOTE 7 – MARGIN LOANS

The Company has a brokerage account through which it buys and sells publicly traded securities. The provisions of the account allow the Company to borrow on certain securities held in the account and to purchase additional securities based on the account equity (including cash). Amounts borrowed are collateralized by the securities held in the account and bear interest at a negotiated rate payable monthly. Securities pledged to secure margin balances cannot be specifically identified as a portion of all securities held in a brokerage account are used as collateral. As of June 30, 2021, the Company had no margin credit available for cash withdrawal or the ability to purchase in additional securities. As of June 30, 2020, the Company had $2,655,155 of margin credit available for cash withdrawal or the ability to purchase up to $18,770,519 in additional publicly traded securities. As of June 30, 2021 and 2020, there was no amount outstanding under this short-term credit line.

Index to Audited Consolidated Financial Statements

NOTE 8 – MORTGAGE NOTES PAYABLE AND DEBT GUARANTY

Property Owner Note Payable

Property Owner is the obligor under a note payable to Wells Fargo Bank, NA in the original loan amount of $32,000,000 at an interest rate of LIBOR plus 3.75%. The loan originally matured on November 1, 2019 and is secured by the properties owned by Property Owner.

On June 8, 2020, as part of the Contribution Agreement discussed above under Note 1, the Company agreed to guarantee the loan and the maturity date of the loan was extended to April 30, 2021, with an option to further extend the maturity date to April 30, 2022. In April 2021, the Company exercised the option and extended the loan maturity date to April 30, 2022. The principal balance of the loan immediately prior to the Loan Modification Agreement was $25,827,107. The new loan principal amount due under the modified agreement was $24,404,257, and the interest rate was modified to be equal to the Federal Funds Rate plus 3.75%. As of June 30, 2021, the outstanding loan amount was $23,568,330. The loan requires payments only of interest through the maturity date; however, certain provisions of the loan agreement allow the lender to apply excess cash flow during a cash trap period to the principal balance.

Under the Loan Modification Agreement and Replacement Guaranty, the Company guaranteed only the “Recourse Obligations” under the loan, which are triggered only if the guarantor of the loan engages in “Bad Boy Acts” (such as fraud, intentional misrepresentation, willful misconduct, waste, conversion, intentional failure to pay taxes or maintain insurance, filing for bankruptcy, etc.). As of June 30, 2021, the Company has not recorded any debt guaranty obligation because (i) the Property Owner was current on the loan payments, (ii) the Company believes the Property Owner has sufficient cash flow to meet its monthly payments, and (iii) the Company has not engaged in inappropriate actions that would give rise to a guaranty obligation. In addition, the appraised value of the collateral was higher than the loan balance as of June 30, 2021.

Madison and PVT Notes Payable

On February 26, 2021, Madison and PVT obtained mortgage loans from First Republic Bank in the amounts of $6,737,500 and $8,387,500, respectively, both at a fixed interest rate of 3.0% per annum through April 1, 2026. Effective May 1, 2026, interest rates will be the average of the twelve most recently published yields on US Treasury securities adjusted a constant maturity of one year as published by the Federal Reserve System in the Statistical Release H.15 plus 2.75% per annum. The loans were obtained to finance the acquisition of the Commodore Apartments and Pon De Leo Apartments, which are located in Oakland, California. The loans mature on April 1, 2031 and are cross-collateralized by both properties owned by Madison and PVT. The loan requires interest only monthly payments through April 1, 2026 and beginning May 1, 2026 monthly payments of principal and interests are due based on 360 months of amortization period. The remaining unpaid principal balance is due at maturity date. As of June 30, 2021, the outstanding loan amounts were $6,737,500 and $8,387,500, on the Madison and PVT mortgage loans, respectively.

Index to Audited Consolidated Financial Statements

NOTE 9 - FINANCIAL HIGHLIGHTS (PREDECESSOR BASIS)

The following is a schedule of financial highlights of the Company for the years ended June 30, 2020, 2019, 2018, and 2017:

	For The Year Ended
	June 30, 2020	June 30, 2019	June 30, 2018	June 30, 2017
Per Share Data:

Beginning net asset value ("NAV")	$9.44	$10.07	$9.84	$9.94

Net investment income (1)	0.28	0.57	0.30	0.33
Net realized gain (1)	0.15	0.12	0.36	0.31
Net unrealized gain (loss) (1)	(1.39)	(0.40)	0.79	0.39
Net increase in net assets resulting from operations	(0.96)	0.29	1.45	1.03

Issuance of common stock above (below) NAV (1) (4)	-	(0.21)	(0.32)	(0.37)
Redemption of common stock below NAV (1) (6)	0.01	0.02	0.01	0.02
Dividends to stockholders (1) (5)	(0.45)	(0.73)	(0.91)	(0.78)
Ending NAV	$8.04	$9.44	$10.07	$9.84

Weighted average common Shares outstanding	12,198,040	9,951,816	7,440,841	5,183,166
Shares outstanding at the end of period	12,836,608	10,926,320	8,496,142	6,096,773
Net assets at the end of period	$103,225,721	$103,115,381	$85,595,319	$59,989,525
Average net assets (2)	$103,170,551	$94,355,350	$72,792,422	$50,160,858

Ratios to average net assets
Total expenses	5.10%	6.62%	6.52%	6.05%
Net investment income	3.36%	5.98%	3.06%	3.46%
Total rate of return (2) (3)	(11.37)%	3.06%	14.79%	10.67%

(1) Based on weighted average number of shares of common stock outstanding for the period.
(2) Average net assets were derived from the beginning and ending period-end net assets.

(3)       Total return is based on the net increase (decrease) in net assets resulting from operations divided by average net assets. An individual stockholder’s return may vary from this return based on the time of capital transactions.

(4) Net of sales commissions and dealer manager fees of $1.00 per share as of October 30, 2019 and $1.03 per share thereafter.
(5) Dividends are determined based on taxable income calculated in accordance with income tax regulations which may differ from amounts determined under GAAP.
(6) Amounts based on differences between the actual redemption price and the NAVs preceding the redemptions.

NOTE 10 – EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to potentially diluted securities. The following table sets forth the computation of basic and diluted earnings per share for the six months ended June 30, 2021 and December 31, 2020, and years ended June 30, 2020 and 2019:

	Six Months Ended	Six Months Ended	Year Ended	Year Ended
	June 30, 2021	December 31, 2020	June 30, 2020	June 30, 2019
	(Successor Basis)	(Predecessor Basis)	(Predecessor Basis)	(Predecessor Basis)

Net Income (loss)	$264,157	$(9,667,137)	$(11,725,552)	$2,885,507

Basic and diluted weighted Average common shares outstanding	13,332,535.70	13,020,208.16	12,198,040.44	9,951,815.67

Basic and diluted earnings per share	$0.02	$(0.74)	$(0.96)	$0.29

Index to Audited Consolidated Financial Statements

NOTE 11 – SHARE OFFERINGS AND FEES

During the year ended June 30, 2021, the Company issued 21,720 shares with gross proceeds of $218,439. For the year ended June 30, 2021, the Company incurred selling commissions and fees of $18,060. In addition to the shares sold through our public offering, in October 2020, the Company issued 504,091.15 shares at $7.85 per share, which was the most recent NAV at the time of the issuance, to the Class A unit holders of the Operating Partnership as discussed in Note 1.

During the year ended June 30, 2020, the Company issued 1,943,646 shares with gross proceeds of $19,505,452, under the current offering and issued 317,840 shares under the Company’s dividend reinvestment plan (“DRIP”) with gross proceeds of $2,891,349. For the year ended June 30, 2020, the Company incurred selling commissions and fees of $1,823,648. No selling commissions and fees were incurred for the shares issued under the DRIP.

NOTE 12 – SHARE REPURCHASE PLAN

On May 11, 2020, after assessing the impacts of the COVID-19 pandemic, the Company’s board of directors unanimously approved the suspension of the Company’s Share Repurchase Program. The Company resumed the Share Repurchase Program on March 19, 2021.

During the year ended June 30, 2021, the Company made tender offers to purchase its own shares as noted in the below table:

Period	Total Number of shares Repurchased	Repurchase Price Per Share	Total Repurchase Consideration
During the year ended June 30, 2021:
April 22, 2021 through May 15, 2021	68,135.92	6.00	$408,818

During the year ended June 30, 2020, the Company made tender offers to purchase its own shares as noted in the below table:

Period	Total Number of shares Repurchased	Repurchase Price Per Share	Total Repurchase Consideration
During the year ended June 30, 2020:
August 13, 2019 through September 16, 2019	70,114.03	$9.00	$631,026
November 18, 2019 through December 19, 2019	102,739.90	$9.00	924,659
February 14, 2020 through March 18, 2020	178,344.44	$9.19	1,638,985
	351,198.37		$3,194,670

NOTE 13 – STOCKHOLDER DIVIDENDS AND INCOME TAXES

On March 31, 2020, after assessing the impacts of the COVID-19 pandemic, the Company’s board of directors unanimously approved the suspension of regular quarterly dividends to the Company’s stockholders. On May 10, 2021, the Board of Directors reinstated the quarterly dividend at the rate of $0.05 per common share, payable to holders of record as of May 15, 2021.

Subsequently, the Company declared $0.06 per common share for the quarter ended June 30, 2021, on July 9, 2021 and $0.07 per common share for the quarter ending September 30, 2021 on September 13, 2021. The dividend declared on July 9, 2021 was paid on July 26, 2021. The dividend declared on September 13, 2021 will be paid on or about October 30, 2021. The Board intends to continue such dividend so long as it is supported by the previous quarter’s income, but may increase or decrease the dividend accordingly.

Index to Audited Consolidated Financial Statements

The following table reflects the dividends per share that the Company has declared on its common stock during the six months ended June 30, 2021:

	Dividends
During the Quarter Ended	Per Share	Amount
June 30, 2021	$0.050	$664,714

Of the total dividends paid during the six months ended June 30, 2021, $204,277 has been reinvested under the Company’s DRIP.

The following table reflects the dividends per share that the Company has declared on its common stock during the year ended June 30, 2020:

	Dividends
During the Quarter Ended	Per Share	Amount
September 30, 2019	$0.175	$1,983,801
December 31, 2019	0.175	2,096,915
March 31, 2020	0.120	1,461,875
	$0.470	$5,542,591

Of the total dividends paid during the year ended June 30, 2020, $2,891,349 has been reinvested under the Company’s DRIP.

Income Taxes (Predecessor Basis)

While our fiscal year end for financial reporting purposes is June 30 of each year, our tax year end is December 31 of each year. The information presented in this footnote is based on our tax year end for each period presented, unless otherwise specified.

For income tax purposes, dividends paid to stockholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. The tax character of dividends paid to stockholders for the tax year ended December 31, 2019 (the most recent tax year ended completed and filed), is as follows:

December 31, 2019
Capital gain	$2,415,285
Ordinary income	3,085,298
Return of capital	24,521

Total dividends	$5,525,104

The tax character of dividends paid to stockholders during the tax year ended December 31, 2020, is expected to be ordinary income, capital gains and return of capital. Because of the difference between our fiscal and tax year ends, the final determination of the tax character of dividends will not be made until we file our tax return for the tax year ending December 31, 2020.

Index to Audited Consolidated Financial Statements

The components of undistributed earnings on a tax basis as of December 31, 2019 is as follows:

December 31, 2019
Unrealized fair value appreciation	4,813,649

The following table presents the aggregate gross unrealized appreciation, depreciation, and cost basis of investments for income tax purposes as of:

June 30, 2020
Aggregate gross unrealized appreciation	$4,054,329
Aggregate gross unrealized depreciation	(12,067,004)
Net unrealized appreciation (depreciation)	$(8,012,675)

Aggregate cost (tax basis)	$101,717,821

Index to Audited Consolidated Financial Statements

MacKenzie Realty Capital, Inc.

Schedule III- Real Estate Properties and Accumulated Depreciation

June 30, 2021

			Initial Costs		Subsequent Acquisition		Gross Amount Carried at
Property:	Acquisition Date	Encumbrances at June 30, 2021	Land	Building & Improvements	Land	Building & Improvements	June 30, 2021	Accumulated Depreciation

Addison Corporate Center	December 31, 2020*	$23,568,330	$6,456,615	$19,108,041	$-	$-	$25,564,656	$(914,064)
Commodore Apartment Building	March 5, 2021	6,737,500	5,519,963	7,488,715	-	-	13,008,678	(83,937)
Pon Do Leo Apartment Building	March 5, 2021	8,387,500	4,317,013	11,751,249	-	-	16,068,262	(109,465)
		$38,693,330	$16,293,591	$38,348,005	$-	$-	$54,641,596	$(1,107,466)

*Date the Company consolidated the underlying entity that owns the property

A summary of activity for real estate and accumulated depreciation for the year ended June 30, 2021. The Company did not own any real estate properties prior to year ended June 30, 2021.
Year Ended
Real Estate	June 30, 2021
Balance at the beginning of the year	$-
Additions- acquisitions	54,641,596
Balance at end of the year	$54,641,596

Accumulated Depreciation
Balance at the beginning of the year	$-
Depreciation expense	1,107,466
Balance at end of the year	$1,107,466

MACKENZIE REALTY CAPITAL, INC.

UP TO $50,000,000 IN SHARES OF SERIES A PREFERRED STOCK

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth above. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

                , 2021